UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 12, 2015

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

IFRS

Santiago, Chile, November 12, 2015 – LATAM Airlines Group S.A. (NYSE: LFL; IPSA: LAN; BOVESPA: LATM33), the leading airline group in Latin America, announced today its consolidated financial results for the third quarter ended September, 30 2015. “LATAM” or “the Company” makes reference to the consolidated entity, which includes passenger and cargo airlines in Latin America. All figures were prepared in accordance with IAS 34 “Interim financial reporting” of the International Financial Reporting Standards (IFRS) and are expressed in U.S. dollars

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

PREPARED IN ACCORDANCE WITH IAS 34 “INTERIM FINANCIAL REPORTING” OF THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

SEPTEMBER 30, 2015

CONTENTS

Interim Consolidated Statement of Financial Position
Interim Consolidated Statement of Income by Function
Interim Consolidated Statement of Comprehensive Income
Interim Consolidated Statement of Changes in Equity
Interim Consolidated Statement of Cash Flows — Direct Method
Notes to Interim the Consolidated Financial Statements

CLP	—	CHILEAN PESO
ARS	—	ARGENTINE PESO
US$	—	UNITED STATES DOLLAR
THUS$	—	THOUSANDS OF UNITED STATES DOLLARS
COP	—	COLOMBIAN PESO
BRL/R$	—	BRAZILIAN REAL
THR$	—	THOUSANDS OF BRAZILIAN REAL
MXN	—	MEXICAN PESO
VEF	—	STRONG BOLIVAR

Contents of the notes to the interim consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS

		As of	As of
		September 30,	December 31,
	Note	2015	2014
		ThUS$	ThUS$
		Unaudited
Current assets
Cash and cash equivalents	6 - 7	1,022,926	989,396
Other financial assets	7 - 11	588,276	650,401
Other non-financial assets	12	344,102	247,871
Trade and other accounts receivable	7 - 8	976,144	1,378,837
Accounts receivable from related entities	7 - 9	392	308
Inventories	10	203,512	266,039
Tax assets	17	71,469	100,708

Total current assets other than non-current assets (or disposal groups) classified as held for sale or as held for distribution to owners		3,206,821	3,633,560

Non-current assets (or disposal groups) classified as held for sale or as held for distribution to owners		929	1,064

Total current assets		3,207,750	3,634,624

Non-current assets
Other financial assets	7 - 11	66,004	84,986
Other non-financial assets	12	268,038	342,813
Accounts receivable	7 - 8	9,889	30,465
Intangible assets other than goodwill	14	1,286,661	1,880,079
Goodwill	15	2,244,869	3,313,401
Property, plant and equipment	16	10,558,010	10,773,076
Tax assets	17	25,628	17,663
Deferred tax assets	17	308,178	407,323

Total non-current assets		14,767,277	16,849,806

Total assets		17,975,027	20,484,430

The accompanying Notes 1 to 35 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

LIABILITIES AND EQUITY

		As of	As of
		September 30,	December 31,
LIABILITIES	Note	2015	2014
		ThUS$	ThUS$
		Unaudited
Current liabilities
Other financial liabilities	7 - 18	1,629,078	1,624,615
Trade and other accounts payables	7 - 19	1,390,531	1,489,396
Accounts payable to related entities	7 - 9	38	35
Other provisions	20	2,984	12,411
Tax liabilities	17	19,444	17,889
Other non-financial liabilities	21	2,389,506	2,685,386

Total current liabilities		5,431,581	5,829,732

Non-current liabilities
Other financial liabilities	7 - 18	7,338,891	7,389,012
Accounts payable	7 - 23	566,675	577,454
Other provisions	20	476,466	703,140
Deferred tax liabilities	17	799,761	1,051,894
Employee benefits	22	77,379	74,102
Other non-financial liabilities	21	331,619	355,401

Total non-current liabilities		9,590,791	10,151,003

Total liabilities		15,022,372	15,980,735

EQUITY
Share capital	24	2,545,705	2,545,705
Retained earnings	24	334,736	536,190
Treasury Shares	24	(178)	(178)
Other reserves	24	(6,286)	1,320,179

Parent’s ownership interest		2,873,977	4,401,896
Non-controlling interest	13	78,678	101,799

Total equity		2,952,655	4,503,695

Total liabilities and equity		17,975,027	20,484,430

The accompanying Notes 1 to 35 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF INCOME BY FUNCTION

		For the 9 months ended		For the 3 months ended
		September 30,		September 30,
	Note	2015	2014	2015	2014
		ThUS$	ThUS$	ThUS$	ThUS$
		Unaudited
Revenue	25	7,428,919	9,109,787	2,423,464	3,047,572
Cost of sales		(5,868,748)	(7,311,171)	(1,905,681)	(2,440,103)

Gross margin		1,560,171	1,798,616	517,783	607,469

Other income	27	289,899	256,676	91,358	93,728
Distribution costs		(588,130)	(762,492)	(199,224)	(250,515)
Administrative expenses		(658,154)	(750,486)	(192,383)	(225,880)
Other expenses		(247,846)	(301,488)	(97,136)	(106,695)
Other gains/(losses)		10,254	(96,603)	10,636	(7,484)

Income from operation activities		366,194	144,223	131,034	110,623

Financial income		64,590	68,596	32,706	23,347
Financial costs	26	(313,492)	(330,348)	(107,909)	(85,930)
Share of profit of investments accounted for using the equity method		37	(4,470)	—	(889)
Foreign exchange gains/(losses)	28	(410,755)	(39,944)	(241,533)	(144,093)
Result of indexation units		485	(16)	9	3

Income (loss) before taxes		(292,941)	(161,959)	(185,693)	(96,939)
Income (loss) tax expense / benefit	17	119,157	(174,995)	82,204	(146,104)

NET INCOME (LOSS) FOR THE PERIOD		(173,784)	(336,954)	(103,489)	(243,043)

Income (loss) attributable to owners of the parent		(203,018)	(358,267)	(113,344)	(258,024)
Income (loss) attributable to non-controlling interest	13	29,234	21,313	9,855	14,981

Net income (loss) for the year		(173,784)	(336,954)	(103,489)	(243,043)

EARNINGS PER SHARE
Basic earnings (losses) per share (US$)	29	(0.37214)	(0.65671)	(0.20776)	(0.47296)
Diluted earnings (losses) per share (US$)	29	(0.37214)	(0.65671)	(0.20776)	(0.47296)

The accompanying Notes 1 to 35 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the 9 months ended		For the 3 months ended
		September 30,		September 30,
	Note	2015	2014	2015	2014
		ThUS$	ThUS$	ThUS$	ThUS$
		Unaudited
NET INCOME (LOSS)		(173,784)	(336,954)	(103,489)	(243,043)
Components of other comprehensive income that will be reclassified to income before taxes
Currency translation differences
Gains (losses) on currency translation, before tax	28	(1,437,025)	(261,280)	(776,941)	(542,025)

Other comprehensive income, before taxes, currency translation differences		(1,437,025)	(261,280)	(776,941)	(542,025)

Cash flow hedges
Gains (losses) on cash flow hedges before taxes	18	110,051	(46,827)	(22,452)	(14,250)

Other comprehensive income (losses), before taxes, cash flow hedges		110,051	(46,827)	(22,452)	(14,250)

Other components of other comprehensive income (loss), before taxes		(1,326,974)	(308,107)	(799,393)	(556,275)

Income tax relating to other comprehensive income that will be reclassified to income
Income tax related to cash flow hedges in other comprehensive income		(28,143)	16,205	8,252	10,959

Income taxes related to components of other comprehensive income that will be reclassified to income		(28,143)	16,205	8,252	10,959

Other comprehensive income (loss)		(1,355,117)	(291,902)	(791,141)	(545,316)

Total comprehensive income (loss)		(1,528,901)	(628,856)	(894,630)	(788,359)

Comprehensive income (loss) attributable to owners of the parent		(1,537,542)	(621,693)	(889,310)	(781,789)
Comprehensive income (loss) attributable to non-controlling interests		8,641	(7,163)	(5,320)	(6,570)

TOTAL COMPREHENSIVE INCOME (LOSS)		(1,528,901)	(628,856)	(894,630)	(788,359)

The accompanying Notes 1 to 35 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
				Currency	Cash flow	Shares based	Other	Total		Parent’s	Non-
		Share	Treasury	translation	hedging	payments	sundry	other	Retained	ownership	controlling	Total
	Note	capital	shares	reserve	reserve	reserve	reserve	reserve	earnings	interest	interest	equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2015		2,545,705	(178)	(1,193,871)	(151,340)	29,642	2,635,748	1,320,179	536,190	4,401,896	101,799	4,503,695
Total increase (decrease) in equity
Comprehensive income
Gain (losses)	24	—	—	—	—	—	—	—	(203,018)	(203,018)	29,234	(173,784)
Other comprehensive income		—	—	(1,418,037)	83,513	—	—	(1,334,524)	—	(1,334,524)	(20,593)	(1,355,117)

Total comprehensive income		—	—	(1,418,037)	83,513	—	—	(1,334,524)	(203,018)	(1,537,542)	8,641	(1,528,901)

Transactions with shareholders
Increase (decrease) through transfers and other changes, equity	24-33	—	—	—	—	3,809	4,250	8,059	1,564	9,623	(31,762)	(22,139)

Total transactions with shareholders		—	—	—	—	3,809	4,250	8,059	1,564	9,623	(31,762)	(22,139)

Closing balance as of September 30, 2015 (Unaudited)		2,545,705	(178)	(2,611,908)	(67,827)	33,451	2,639,998	(6,286)	334,736	2,873,977	78,678	2,952,655

The accompanying Notes 1 to 35 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
				Currency	Cash flow	Shares based	Other	Total		Parent’s	Non-
		Share	Treasury	translation	hedging	payments	sundry	other	Retained	ownership	controlling	Total
	Note	capital	shares	reserve	reserve	reserve	reserve	reserve	earnings	interest	interest	equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2014		2,389,384	(178)	(589,991)	(34,508)	21,011	2,657,800	2,054,312	795,303	5,238,821	87,638	5,326,459
Total increase (decrease) in equity
Comprehensive income
Gain (losses)	24	—	—	—	—	—	—	—	(358,267)	(358,267)	21,313	(336,954)
Other comprehensive income		—	—	(231,635)	(31,791)	—	—	(263,426)	—	(263,426)	(28,476)	(291,902)

Total comprehensive income		—	—	(231,635)	(31,791)	—	—	(263,426)	(358,267)	(621,693)	(7,163)	(628,856)

Transactions with shareholders
Equity issuance	24-33	156,321	—	—	—	—	—	—	—	156,321	—	156,321
Increase (decrease) through transfers and other changes, equity	24-33	—	—	—	—	8,157	(18,279)	(10,122)	44	(10,078)	18,658	8,580

Total transactions with shareholders		156,321	—	—	—	8,157	(18,279)	(10,122)	44	146,243	18,658	164,901

Closing balance as of September 30, 2014 (Unaudited)		2,545,705	(178)	(821,626)	(66,299)	29,168	2,639,521	1,780,764	437,080	4,763,371	99,133	4,862,504

The accompanying Notes 1 to 35 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS DIRECT – METHOD

		For the periods ended
		September 30,
	Note	2015	2014
		ThUS$	ThUS$
		Unaudited
Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services		8,546,230	9,434,101
Other cash receipts from operating activities		69,853	76,377
Payments for operating activities
Payments to suppliers for goods and services		(5,316,193)	(6,607,670)
Payments to and on behalf of employees		(1,669,876)	(1,832,337)
Other payments for operating activities		(231,010)	(362,026)
Interest received		34,465	8,236
Income taxes refunded (paid)		(30,077)	(79,234)
Other cash inflows (out flows)	6	(191,865)	(30,026)

Net cash flows from operating activities		1,211,527	607,421

Cash flows used in investing activities
Other cash receipts from sales of equity or debt instruments of other entities		273,390	441,720
Other payments to acquire equity or debt instruments of other entities		(348,301)	(303,847)
Amounts raised from sale of property, plant and equipment		45,016	517,739
Purchases of property, plant and equipment		(886,475)	(888,930)
Amounts raised from sale of intangible assets		104	—
Purchases of intangible assets		(13,357)	(36,267)
Other cash inflows (out flows)	6	15,301	(15,723)

Net cash flow from (used in) investing activities		(914,322)	(285,308)

Cash flows from (used in) financing activities
Amounts raised from issuance of shares		—	156,344
Payments to acquire or redeem the shares of the entity		—	792
Amounts raised from long-term loans		1,161,306	428,080
Amounts raised from short-term loans		115,000	561,151
Loans repayments		(949,875)	(2,012,490)
Payments of finance lease liabilities		(241,778)	(280,979)
Dividends paid		(25,683)	(26,874)
Interest paid		(237,148)	(284,115)
Other cash inflows (out flows)	6	(33,600)	(14,949)

Net cash flows from (used in) financing activities		(211,778)	(1,473,040)

Net increase (decrease) in cash and cash equivalents before effect of exchanges rate change		85,427	(1,150,927)
Effects of variation in the exchange rate on cash and cash equivalents		(51,897)	(83,667)

Net increase (decrease) in cash and cash equivalents		33,530	(1,234,594)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	6	989,396	1,984,903

CASH AND CASH EQUIVALENTS AT END OF PERIOD	6	1,022,926	750,309

The accompanying Notes 1 to 35 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2015 (UNAUDITED)

NOTE 1 - GENERAL INFORMATION

LATAM Airlines Group S.A. (the “Company”) is a public company registered with the Chilean Superintendency of Securities and Insurance (SVS), under No.306, whose shares are quoted in Chile on the Stock Brokers—Stock Exchange (Valparaíso)—the Chilean Electronic Stock Exchange and the Santiago Stock Exchange; it is also quoted in the United States of America on the New York Stock Exchange (“NYSE”) in New York in the form of American Depositary Receipts (“ADRs”) and in Brazil BM & FBOVESPA S.A. – Stock Exchange, Mercadorias e Futuros, in the form of Brazilian Depositary Receipts (“BDRs”).

Its principal business is passenger and cargo air transportation, both in the domestic markets of Chile, Peru, Argentina, Colombia, Ecuador and Brazil and in a developed series of regional and international routes in America, Europe and Oceania. These businesses are performed directly or through its subsidiaries in different countries. In addition, the Company has subsidiaries operating in the freight business in Mexico, Brazil and Colombia.

The Company is located in Santiago, Chile, at Avenida Américo Vespucio Sur No. 901, commune of Renca.

Corporate Governance practices of the Company are set in accordance with Securities Market Law the Corporations Law and its regulations, and the regulations of the SVS and the laws and regulations of the United States of America and the U.S. Securities and Exchange Commission (“SEC”) of that country, with respect to the issuance of ADRs, and the Federal Republic of Brazil and the Comissão de Valores Mobiliarios (“CVM”) of that country, as it pertains to the issuance of BDRs.

The Board of the Company is composed of nine members who are elected every two years by the ordinary shareholders’ meeting. The Board meets in regular monthly sessions and in extraordinary sessions as the corporate needs demand. Of the nine board members, three form part of its Directors’ Committee which fulfills both the role foreseen in the Corporations Law and the functions of the Audit Committee required by the Sarbanes Oxley Law of the United States of America and the respective regulations of the SEC.

The majority shareholder of the Company is the Cueto Group, which through Costa Verde Aeronáutica S.A., Costa Verde Aeronáutica SpA, Inversiones Nueva Costa Verde Aeronáutica Limitada, Inversiones Priesca Dos y Cía. Ltda., Inversiones Caravia Dos y Cía. Ltda., Inversiones El Fano Dos y Cía. Ltda., Inversiones La Espasa Dos S.A., Inversiones Puerto Claro Dos Limitada, Inversiones La Espasa Dos y Cía. Ltda., Inversiones Puerto Claro Dos y Cía. Limitada and Inversiones Mineras del Cantábrico S.A. owns 26.47% of the shares issued by the Company, and therefore is the controlling shareholder of the Company in accordance with the provisions of the letter b) of Article 97 and Article 99 of the Securities Market Law, given that there is a decisive influence on its administration.

As of September 30, 2015, the Company had a total of 1,564 registered shareholders. At that date approximately 3.6 % of the Company’s share capital was in the form of ADRs and approximately 0.51% in the form of BDRs.

For the period ended September 30, 2015, the Company had an average of 53,145 employees, ending this period with a total of 51,866 employees, spread over 6,829 Administrative employees, 7,096 in Maintenance, 19,910 in Operations, 9,170 in Cabin Crew, 3,957 in Controls Crew, and 4,924 in Sales.

The main subsidiaries included in these consolidated financial statements are as follows:

a) Participation rate

				As September 30, 2015			As December 31, 2014
		Country	Functional
Tax No.	Company	of origin	Currency	Direct	Indirect	Total	Direct	Indirect	Total
				%	%	%	%	%	%
				Unaudited
96.518.860-6	Lantours Division Servicios Terrestres S.A. y Filial	Chile	US$	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000
96.763.900-1	Inmobiliaria Aeronáutica S.A.	Chile	US$	99.0100	0.9900	100.0000	99.0100	0.9900	100.0000
96.969.680-0	Lan Pax Group S.A. and Subsidiaries	Chile	US$	99.8361	0.1639	100.0000	99.8361	0.1639	100.0000
Foreign	Lan Perú S.A.	Peru	US$	49.0000	21.0000	70.0000	49.0000	21.0000	70.0000
Foreign	Lan Chile Investments Limited and Subsidiary	Cayman Insland	US$	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000
93.383.000-4	Lan Cargo S.A.	Chile	US$	99.8939	0.0041	99.8980	99.8939	0.0041	99.8980
Foreign	Connect a Corporation	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Prime Airport Services Inc. y Filial	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.951.280-7	Transporte Aéreo S.A.	Chile	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Aircraft International Leasing Limited	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.631.520-2	Fast Air Almacenes de Carga S.A.	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.631.410-9	Ladeco Cargo S.A.	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Laser Cargo S.R.L.	Argentina	ARS	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Lan Cargo Overseas Limited and Subsidiaries	Bahamas	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.969.690-8	Lan Cargo Inversiones S.A. y Filial	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.575.810-0	Inversiones Lan S.A. and Subsidiaries	Chile	CLP	99.7100	0.2900	100.0000	99.7100	0.0000	99.7100
59.068.920-3	Technical Trainning LATAM S.A.	Chile	CLP	99.8300	0.1700	100.0000	99.8300	0.1700	100.0000
Foreign	TAM S.A. and Subsidiaries (*)	Brazil	BRL	63.0901	36.9099	100.0000	63.0901	36.9099	100.0000

(*)	The indirect participation percentage over TAM S.A. and Subsidiaries comes from Holdco I S.A., entity for which LATAM Airlines Group S.A. holds a 99.9983% participation on the economic rights. Additionally LATAM Airlines Group S.A. owns 226 voting shares of Holdco I S.A., equivalent to 19.42% of total voting shares of that company.

b) Statement of financial position

		Statement of financial position						Net Income
								For the periods ended
								September 30,
		As of September 30, 2015			As of December 31, 2014			2015	2014
Tax No.	Company	Assets	Liabilities	Equity	Assets	Liabilities	Equity	Gain /(loss)
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
		Unaudited						Unaudited
96.518.860-6	Lantours Division Servicios Terrestres S.A. y Filial	9,285	5,792	3,493	3,229	2,289	940	2,543	1,102
96.763.900-1	Inmobiliaria Aeronáutica S.A.	39,701	15,296	24,405	39,920	16,854	23,066	1,339	(1,099)
96.969.680-0	Lan Pax Group S.A. and Subsidiaries (*)	526,847	1,018,198	(485,194)	640,020	1,065,157	(426,016)	(21,433)	(100,702)
Foreign	Lan Perú S.A.	277,829	269,937	7,892	239,470	228,395	11,075	(1,793)	(102)
Foreign	Lan Chile Investments Limited
Foreign	and Subsidiary (*)	2,015	1	2,014	2,015	—	2,015	(1)	(4)
93.383.000-4	Lan Cargo S.A.	512,341	228,107	284,234	575,979	234,772	341,207	(56,973)	(47,734)
Foreign	Connecta Corporation	35,888	46,155	(10,267)	27,431	28,853	(1,422)	(8,845)	85
Foreign	Prime Airport Services Inc. y Filial (*)	23,300	27,771	(4,471)	18,120	22,897	(4,777)	305	(649)
96.951.280-7	Transporte Aéreo S.A.	355,605	142,489	213,116	367,570	147,278	220,292	8,395	(21,384)
Foreign	Aircraft International Leasing Limited	—	—	—	—	—	—	—	(1)
96.631.520-2	Fast Air Almacenes de Carga S.A.	—	4	(4)	9,601	3,912	5,689	(4)	727
96.631.410-9	Ladeco Cargo S.A.	8,181	2,167	6,014	346	13	333	1,251	14
Foreign	Laser Cargo S.R.L.	303	13	290	41	138	(97)	(1)	(53)
Foreign	Lan Cargo Overseas Limited and Subsidiaries (*)	37	54	(17)	60,634	46,686	12,218	69	(4,358)
96.969.690-8	Lan Cargo Inversiones S.A. y Filial (*)	62,431	43,441	15,426	45,589	59,768	(12,711)	3,207	(7,105)
96.575.810-0	Inversiones Lan S.A. and Subsidiaries (*)	66,360	77,221	(9,891)	16,035	14,746	1,272	2,823	(23)
59.068.920-3	Technical Trainning LATAM S.A.	14,982	13,392	1,565	1,660	263	1,397	427	—
Foreign	TAM S.A. and Subsidiaries (*) (**)	4,839,717	4,345,979	421,050	6,817,698	5,809,529	912,634	(171,609)	57,708

(*)	The Equity reported corresponds to Equity attributable to owners of the parent, does not include Non-controlling interest.

(**)	During 2014 LATAM Airlines Group S.A. made a capital increase in TAM S.A. for the total amount of ThUS$ 250,000.

Additionally, we have proceeded to consolidate the following special purpose entities: 1) JOL (Japanese Operating Lease) created in order to finance the purchase of certain aircraft; 2) Chercán Leasing Limited created to finance the pre-delivery payments on aircraft; 3) Guanay Finance Limited created to issue a bond collateralized with future credit card receivables, and 4) Private investment funds. These companies have been consolidated as required by IFRS 10.

All the entities controlled have been included in the consolidation.

Changes in the scope of consolidation between January 1, 2014 and September 30, 2015, are detailed below:

(1)	Incorporation or acquisition of companies

-	Lan Pax Group S.A., a subisidiary of Latam Airlines Group S. A., was the direct owner of 55% of Aerolane Líneas Aéreas Nacionales del Ecuador S.A.. During 2014, Lan Pax Group S.A. obtained 100% of the economic rights in Aerolane, through its participation in the company Holdco Ecuador S.A., who is the owner of the 45% remaining of Aerolane. By this Lan Pax Group S.A. is the owner of 20% of shares with voting rights and is owner of 100% with the economic rights of Holdco Ecuador S.A. As Latam Airlines Group S. A. was controlled Aerolane Líneas Aéreas Nacionales del Ecuador S.A. through Lan Pax Group S.A.. for accounting purposes, this transaction was recorded as a transaction with non-controlling interests.

-	In November 2014, LATAM Airlines Group S.A. acquires the remaining 50% shares of Lufthansa Lan Technical Training S.A. becoming in subsidiary. Subsequently it changed the business name to Technical Training LATAM S.A.

(2)	Dissolution of companies

-	In December 2014, the Company Ediciones Ladeco América S.A. subsidiary of Lan Cargo S.A. was dissolved.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following describes the principal accounting policies adopted in the preparation of these consolidated financial statements.

2.1. Basis of Preparation

The consolidated financial statements of LATAM Airlines Group S.A. are for the period ended September 30, 2015, and have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) incorporated therein and with the interpretations issued by the International Financial Reporting Standards Interpretations Committee (IFRIC).

As explained in notes 2.17 and 17, on September 29, 2014 Law No. 20,780 was issued, which introduces modifications to the income tax system in Chile and other tax matters. On October 17, 2014 the Chilean Superintendence of Securities and Insurance (the “SVS”) issued Circular No. 856, which established that the effects of the change in the income tax rates on deferred tax assets and liabilities must be recognized directly within “Retained earnings” instead of the income statement as required by IAS 12.

In order to comply with IAS 12, these financial statements are different to those presented to the SVS as the aforementioned effect has been recognized within the income statement. A reconciliation of such differences in presented as follows:

As of December 31, 2014

	Consolidated	Consolidated
	Financial	Financial
	Statements	Statements
	for SEC	for SVS	Difference
	ThUS$	ThUS$	ThUS$
Total Equity
Parent’s ownership
Retained earnings
Net Income (Loss) for the period	(259,985)	(109,790)	(150,195)
Retained earnings for the last period	796,175	645,980	150,195

Total Retained earnings	536,190	536,190	—

Non-controlling
Retained earnings
Net Income (Loss) for the period	32,814	32,829	(15)
Retained earnings for the last period	17,099	17,084	15

Total Retained earnings	49,913	49,913	—

The consolidated financial statements have been prepared under the historic-cost criterion, although modified by the valuation at fair value of certain financial instruments.

The preparation of the consolidated financial statements in accordance with described above requires the use of certain critical accounting estimates. It also requires management to use its judgment in applying the Company’s accounting policies. Note 4 shows the areas that imply a greater degree of judgment or complexity or the areas where the assumptions and estimates are significant to the consolidated financial statements. These interim consolidated financial statements have been prepared under IAS 34.

In order to facilitate the comparison, there have been some minor reclassifications to the consolidated financial statements corresponding to the previous year.

(a) Accounting pronouncements with implementation effective from January 1, 2015:

	Date of issue	Mandatory Application: Annual periods beginning on or after
(i) Standards and amendments

Amendment to IAS 19: Employee Benefits	November 2013	07/01/2014

(ii) Improvements

Improvements to the International Financial Reporting Standards (2012): IFRS 2: Share-based Payment; IFRS 3: Business Combinations Therefore, IFRS 9, IAS 37, and IAS 39 are also modified; IFRS 8: Operating Segments, IFRS 13: Fair Value Measurement, IFRS 9 and IAS 39 were consequently changed; IAS 16: Property, Plant and Equipment, and IAS 38: Intangible Assets; and IAS 24: Related Party Disclosures.	December 2013	07/01/2014

Improvements to the International Financial Reporting Standards (2013): IFRS 1: First-time Adoption of International Financial Reporting Standards; IFRS 3: Business Combinations; IFRS 13: Fair Value Measurement; and IAS 40: Investment Property.	December 2013	07/01/2014

The application of standards, amendments, interpretations and improvements had no material impact on the consolidated financial statements of the Company.

(b) Accounting pronouncements not yet in force for financial years beginning on January 1, 2015 and which has not been effected early adoption

	Date of issue	Mandatory Application: Annual periods beginning on or after
(i) Standards and amendments

IFRS 9: Financial instruments.	December 2009	01/01/2018

IFRS 15: Revenue from contracts with customers.	May 2014	01/01/2017

Amendment to IFRS 9: Financial instruments.	November 2013	01/01/2018

Amendment to IFRS 11: Joint arrangements.	May 2014	01/01/2016

Amendment to IAS 16: Property, plant and equipment, and IAS 38: Intangible assets.	May 2014	01/01/2016

Amendment to IAS 27: Separate financial statements.	August 2014	01/01/2016

Amendment to IFRS 10: Consolidated financial statements and IAS 28 Investments in associates and joint ventures.	September 2014	01/01/2016

	Date of issue	Mandatory Application: Annual periods beginning on or after

(i) Standards and amendments

Amendment IAS 1: Presentation of Financial Statements	December 2014	01/01/2016

Amendment to IFRS 10: Consolidated financial statements, IFRS 12: Disclosure of Interests in other entities and IAS 28: Investments in associates and joint ventures.	December 2014	01/01/2016

(ii) Improvements

Improvements to International Financial Reporting Standards (2012-2014 cycle): IFRS 5 Non-current assets held for sale and discontinued operations; IFRS 7 Financial instruments: Disclosures; IAS 19 Employee benefits and IAS 34 Interim financial reporting.	September 2014	01/01/2016

The Company’s management believes that the adoption of the standards, amendments and interpretations described above but not yet effective would not have had a significant impact on the Company’s consolidated financial statements in the year of their first application.

2.2. Basis of Consolidation

(a) Subsidiaries

Subsidiaries are all the entities (including special-purpose entities) over which the Company has the power to control the financial and operating policies, which are generally accompanied by a holding of more than half of the voting rights. In evaluating whether the Company controls another entity, the existence and effect of potential voting rights that are currently exercisable or convertible at the date of the consolidated financial statements are considered. The subsidiaries are consolidated from the date on which control is passed to the Company and they are excluded from the consolidation on the date they cease to be so controlled. The results and flows are incorporated from the date of acquisition.

Inter-company transactions, balances and unrealized gains on transactions between the Company’s entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment loss of the asset transferred. When necessary in order to ensure uniformity with the policies adopted by the Company, the accounting policies of the subsidiaries are modified.

To account for and identify the financial information to be revealed when carrying out a business combination, such as the acquisition of an entity by the Company, shall apply the acquisition method provided for in IFRS 3: Business combination.

(b) Transactions with non-controlling interests

The Company applies the policy of considering transactions with non-controlling interests, when not related to loss of control, as equity transactions without an effect on income.

(c) Sales of subsidiaries

When a subsidiary is sold and a percentage of participation is not retained, the Company derecognizes assets and liabilities of the subsidiary, the non-controlling and other components of equity related to the subsidiary. Any gain or loss resulting from the loss of control is recognized in the consolidated income statement in Other gains (losses).

If LATAM Airlines Group S.A. and Subsidiaries retain an ownership of participation in the sold subsidiary, and does not represent control, this is recognized at fair value on the date that control is lost, the amounts previously recognized in Other comprehensive income are accounted as if the Company had disposed directly from the assets and related liabilities, which can cause these amounts are reclassified to profit or loss. The percentage retained valued at fair value is subsequently accounted using the equity method.

(d) Investees or associates

Investees or associates are all entities over which LATAM Airlines Group S.A. and Subsidiaries have significant influence but have no control. This usually arises from holding between 20% and 50% of the voting rights. Investments in associates are booked using the equity method and are initially recognized at their cost.

2.3. Foreign currency transactions

(a) Presentation and functional currencies

The items included in the financial statements of each of the entities of LATAM Airlines Group S.A. and Subsidiaries are valued using the currency of the main economic environment in which the entity operates (the functional currency). The functional currency of LATAM Airlines Group S.A. is the United States dollar which is also the presentation currency of the consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

(b) Transactions and balances

Foreign currency transactions are translated to the functional currency using the exchange rates on the transaction dates. Foreign currency gains and losses resulting from the liquidation of these transactions and from the translation at the closing exchange rates of the monetary assets and liabilities denominated in foreign currency are shown in the consolidated statement of income by function except when deferred in Other comprehensive income as qualifying cash flow hedges.

(c) Group entities

The results and financial position of all the Group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency other than the presentation currency are translated to the presentation currency as follows:

(i) Assets and liabilities of each consolidated statement of financial position presented are translated at the closing exchange rate on the consolidated statement of financial position date;

(ii) The revenues and expenses of each income statement account are translated at the exchange rates prevailing on the transaction dates, and

(iii) All the resultant exchange differences by conversion are shown as a separate component in Other comprehensive income.

The exchange rates used correspond to those fixed in the country where the subsidiary is located, whose functional currency is different to the U.S. dollar.

Adjustments to the Goodwill and fair value arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing exchange rate or period informed.

2.4. Property, plant and equipment

The land of LATAM Airlines Group S.A. and Subsidiaries is recognized at cost less any accumulated impairment loss. The rest of the Property, plant and equipment are registered, initially and subsequently, at historic cost less the corresponding depreciation and any impairment loss.

The amounts of advance payments to aircraft manufacturers are capitalized by the Company under Construction in progress until receipt of the aircraft.

Subsequent costs (replacement of components, improvements, extensions, etc.) are included in the value of the initial asset or shown as a separate asset only when it is probable that the future economic benefits associated with the elements of Property, plant and equipment are going to flow to the Company and the cost of the element can be determined reliably. The value of the component replaced is written off in the books at the time of replacement. The rest of the repairs and maintenance are charged to the results of the year in which they are incurred.

Depreciation of Property, plant and equipment is calculated using the straight-line method over their estimated technical useful lives; except in the case of certain technical components which are depreciated on the basis of cycles and hours flown.

The residual value and useful life of assets are reviewed, and adjusted if necessary, once per year.

When the carrying amount of an asset is higher than its estimated recoverable amount, its value is reduced immediately to its recoverable amount (Note 2.8).

Losses and gains on the sale of Property, plant and equipment are calculated by comparing the compensation with the book value and are included in the consolidated statement of income.

2.5. Intangible assets other than goodwill

(a) Brands, Airport slots and Loyalty program

Brands, Airport slots and Coalition and Loyalty program are intangible assets of indefinite useful life and are subject to impairment tests annually as an integral part of each CGU, in accordance with the premises that are applicable, included as follows:

Airport slots – Air transport CGU

Loyalty program – Coalition and loyalty program Multiplus CGU

Brand – Air transport CGU

(See Note 15)

The airport slots correspond to an administrative authorization to carry out operations of arrival and departure of aircraft at a specific airport, within a specified period.

The Loyalty program corresponds to the system of accumulation and redemption of points that has developed Multiplus S.A., subsidiary of TAM S.A.

The Brands, airport Slots and Loyalty program were recognized in fair values determined in accordance with IFRS 3, as a consequence of the business combination with TAM and Subsidiaries.

(b) Computer software

Licenses for computer software acquired are capitalized on the basis of the costs incurred in acquiring them and preparing them for using the specific software. These costs are amortized over their estimated useful lives, for which the Company has been defined useful lives between 3 and 10 years.

Expenses related to the development or maintenance of computer software which do not qualify for capitalization, are shown as an expense when incurred. The personnel costs and others costs directly related to the production of unique and identifiable computer software controlled by the Company, are shown as intangible Assets others than Goodwill when they have met all the criteria for capitalization.

2.6. Goodwill

Goodwill represents the excess of acquisition cost over the fair value of the Company’s participation in the net identifiable assets of the subsidiary or associate on the acquisition date. Goodwill related to acquisition of subsidiaries is not amortized but tested for impairment annually. Gains and losses on the sale of an entity include the book amount of the goodwill related to the entity sold.

2.7. Borrowing costs

Interest costs incurred for the construction of any qualified asset are capitalized over the time necessary for completing and preparing the asset for its intended use. Other interest costs are recognized in the consolidated income statement when they are accrued.

2.8. Losses for impairment of non-financial assets

Intangible assets that have an indefinite useful life, and developing IT projects, are not subject to amortization and are subject to annual testing for impairment. Assets subject to amortization are subjected to impairment tests whenever any event or change in circumstances indicates that the book value of the assets may not be recoverable. An impairment loss is recorded when the book value is greater than the recoverable amount. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. In evaluating the impairment, the assets are grouped at the lowest level for which cash flows are separately identifiable (CGUs). Non-financial assets other than goodwill that have suffered an impairment loss are reviewed if there are indicators of reverse losses at each reporting date.

2.9. Financial assets

The Company classifies its financial instruments in the following categories: financial assets at fair value through profit and loss and loans and receivables. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at the time of initial recognition, which occurs on the date of transaction.

(a) Financial assets at fair value through profit and loss

Financial assets at fair value through profit and loss are financial instruments held for trading and those which have been designated at fair value through profit or loss in their initial classification. A financial asset is classified in this category if acquired mainly for the purpose of being sold in the near future or when these assets are managed and measured using fair value. Derivatives are also classified as held for trading unless they are designated as hedges. The financial assets in this category and have been designated initial recognition through profit or loss, are classified as Cash and cash equivalents and Other current financial assets and those designated as instruments held for trading are classified as Other current and non-current financial assets.

(b) Loans and receivables

Loans and receivables are non-derivative financial instruments with fixed or determinable payments not traded on an active market. These items are classified in current assets except for those with maturity over 12 months from the date of the consolidated statement of financial position, which are classified as non-current assets. Loans and receivables are included in trade and other accounts receivable in the consolidated statement of financial position (Note 2.12).

The regular purchases and sales of financial assets are recognized on the trade date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or losses are initially recognized at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

The financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest rate method.

At the date of each consolidated statement of financial position, the Company assesses if there is objective evidence that a financial asset or group of financial assets may have suffered an impairment loss.

2.10. Derivative financial instruments and hedging activities

Derivatives are booked initially at fair value on the date the derivative contracts are signed and later they continue to be valued at their fair value. The method for booking the resultant loss or gain depends on whether the derivative has been designated as a hedging instrument and if so, the nature of the item hedged. The Company designates certain derivatives as:

(a) Hedge of the fair value of recognized assets (fair value hedge);

(b) Hedge of an identified risk associated with a recognized liability or an expected highly- Probable transaction (cash-flow hedge), or

(c) Derivatives that do not qualify for hedge accounting.

The Company documents, at the inception of each transaction, the relationship between the hedging instrument and the hedged item, as well as its objectives for managing risk and the strategy for carrying out various hedging transactions. The Company also documents its assessment, both at the beginning and on an ongoing basis, as to whether the derivatives used in the hedging transactions are highly effective in offsetting the changes in the fair value or cash flows of the items being hedged.

The total fair value of the hedging derivatives is booked as Other non-current financial asset or liability if the remaining maturity of the item hedged is over 12 months, and as an other current financial asset or liability if the remaining term of the item hedged is less than 12 months. Derivatives not booked as hedges are classified as Other financial assets or liabilities.

(a) Fair value hedges

Changes in the fair value of designated derivatives that qualify as fair value hedges are shown in the consolidated statement of income, together with any change in the fair value of the asset or liability hedged that is attributable to the risk being hedged.

(b) Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is shown in the statement of other comprehensive income. The loss or gain relating to the ineffective portion is recognized immediately in the consolidated statement of income under Other gains (losses). Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss.

In case of variable interest-rate hedges, the amounts recognized in the statement of Other comprehensive income are reclassified to results within financial costs at the same time the associated debts accrue interest.

For fuel price hedges, the amounts shown in the statement of Other comprehensive income are reclassified to results under the line item Cost of sales to the extent that the fuel subject to the hedge is used.

For foreign currency hedges, the amounts recognized in the statement of Other comprehensive income are reclassified to income as deferred revenue resulting from the use of points, are recognized as Income.

When hedging instruments mature or are sold or when they do not meet the requirements to be accounted for as hedges, any gain or loss accumulated in the statement of Other comprehensive income until that moment remains in the statement of other comprehensive income and is reclassified to the consolidated statement of income when the hedged transaction is finally recognized. When it is expected that the hedged transaction is no longer going to occur, the gain or loss accumulated in the statement of other comprehensive income is taken immediately to the consolidated statement of income as “Other gains (losses)”.

(c) Derivatives not booked as a hedge

The changes in fair value of any derivative instrument that is not booked as a hedge are shown immediately in the consolidated statement of income in “Other gains (losses)”.

2.11. Inventories

Inventories, detailed in Note 10, are shown at the lower of cost and their net realizable value. The cost is determined on the basis of the weighted average cost method (WAC). The net realizable value is the estimated selling price in the normal course of business, less estimated costs necessary to make the sale.

2.12. Trade and other accounts receivable

Trade accounts receivable are shown initially at their fair value and later at their amortized cost in accordance with the effective interest rate method, less the allowance for impairment losses. An allowance for impairment loss of trade accounts receivable is made when there is objective evidence that the Company will not be able to recover all the amounts due according to the original terms of the accounts receivable.

The existence of significant financial difficulties on the part of the debtor, the probability that the debtor is entering bankruptcy or financial reorganization and the default or delay in making payments are considered indicators that the receivable has been impaired. The amount of the provision is the difference between the book value of the assets and the present value of the estimated future cash flows, discounted at the original effective interest rate. The book value of the asset is reduced by the amount of the allowance and the loss is shown in the consolidated statement of income in Cost of sales. When an account receivable is written off, it is charged to the allowance account for accounts receivable.

2.13. Cash and cash equivalents

Cash and cash equivalents include cash and bank balances, time deposits in financial institutions, and other short-term and highly liquid investments.

2.14. Capital

The common shares are classified as net equity.

Incremental costs directly attributable to the issuance of new shares or options are shown in net equity as a deduction from the proceeds received from the placement of shares.

2.15. Trade and other accounts payables

Trade payables and other accounts payable are initially recognized at fair value and subsequently at amortized cost.

2.16. Interest-bearing loans

Financial liabilities are shown initially at their fair value, net of the costs incurred in the transaction. Later, these financial liabilities are valued at their amortized cost; any difference between the proceeds obtained (net of the necessary arrangement| costs) and the repayment value, is shown in the consolidated statement of income during the term of the debt, according to the effective interest rate method.

Financial liabilities are classified in current and non-current liabilities according to the contractual payment dates of the nominal principal.

2.17. Current and deferred taxes

The expense by current tax is comprised of income and deferred taxes.

The charge for current tax is calculated based on tax laws in force on the date of statement of financial position, in the countries in which the subsidiaries and associates operate and generate taxable income.

Deferred taxes are calculated using the liability method, on the temporary differences arising between the tax bases of assets and liabilities and their book values. However, if the temporary differences arise from the initial recognition of a liability or an asset in a transaction different from a business combination that at the time of the transaction does not affect the accounting result or the tax gain or loss, they are not booked. The deferred tax is determined using the tax rates (and laws) that have been enacted or substantially enacted at the consolidated financial statements close, and are expected to apply when the related deferred tax asset is realized or the deferred tax liability discharged.

Deferred tax assets are recognized when it is probable that there will be sufficient future tax earnings with which to compensate the temporary differences.

The tax (current and deferred) is recognized in income by function, unless it relates to an item recognized in Other comprehensive income, directly in equity or from business combination. In that case the tax is also recognized in Other comprehensive income, directly in income by function or goodwill, respectively.

2.18. Employee benefits

(a) Personnel vacations

The Company recognizes the expense for personnel vacations on an accrual basis.

(b) Share-based compensation

The compensation plans implemented by the granting of options for the subscription and payment of shares are shown in the consolidated financial statements in accordance with IFRS 2: Share based payments, showing the effect of the fair value of the options granted as a charge to remuneration on a straight-line basis between the date of granting such options and the date on which these become vested.

(c) Post-employment and other long-term benefits

Provisions are made for these obligations by applying the method of the projected unit credit method, and taking into account estimates of future permanence, mortality rates and future wage increases determined on the basis of actuarial calculations. The discount rates are determined by reference to market interest-rate curves. Actuarial gains or losses are shown in other comprehensive income.

(d) Incentives

The Company has an annual incentives plan for its personnel for compliance with objectives and individual contribution to the results. The incentives eventually granted consist of a given number or portion of monthly remuneration and the provision is made on the basis of the amount estimated for distribution.

2.19. Provisions

Provisions are recognized when:

(i) The Company has a present legal or implicit obligation as a result of past events;

(ii) It is probable that payment is going to be necessary to settle an obligation; and

(iii) The amount has been reliably estimated.

2.20. Revenue recognition

Revenues include the fair value of the proceeds received or to be received on sales of goods and rendering services in the ordinary course of the Company’s business. Revenues are shown net of refunds, rebates and discounts.

(a) Rendering of services

(i) Passenger and cargo transport

The Company shows revenue from the transportation of passengers and cargo once the service has been provided.

Consistent with the foregoing, the Company presents the deferred revenues, generated by anticipated sale of flight tickets and freight services, in heading Other non—financial liabilities in the Statement of Financial Position.

(ii) Frequent flyer program

The Company currently has a frequent flyer programs, whose objective is customer loyalty through the delivery of kilometers or points fly whenever the programs holders make certain flights, use the services of entities registered with the program or make purchases with an associated credit card. The kilometers or points earned can be exchanged for flight tickets or other services of associated entities.

The consolidated financial statements include liabilities for this concept (deferred income), according to the estimate of the valuation established for the kilometers or points accumulated pending use at that date, in accordance with IFRIC 13: Customer loyalty programs.

(iii) Other revenues

The Company records revenues for other services when these have been provided.

(b) Interest income

Interest income is booked using the effective interest rate method.

(c) Dividend income

Dividend income is booked when the right to receive the payment is established.

2.21.	Leases

(a) When the Company is the lessee – financial lease

The Company leases certain Property, plant and equipment in which it has substantially all the risk and benefits deriving from the ownership; they are therefore classified as financial leases. Financial leases are initially recorded at the lower of the fair value of the asset leased and the present value of the minimum lease payments.

Every lease payment is separated between the liability component and the financial expenses so as to obtain a constant interest rate over the outstanding amount of the debt. The corresponding leasing obligations, net of financial charges, are included in Other financial liabilities. The element of interest in the financial cost is charged to the consolidated statement of income over the lease period so that it produces a constant periodic rate of interest on the remaining balance of the liability for each year. The asset acquired under a financial lease is depreciated over its useful life and is included in Property, plant and equipment.

(b) When the Company is the lessee – operating lease

Leases, in which the lessor retains an important part of the risks and benefits deriving from ownership, are classified as operating leases. Payments with respect to operating leases (net of any incentive received from the lessor) are charged in the consolidated statement of income on a straight-line basis over the term of the lease.

2.22. Non-current assets or disposal groups classified as held for sale

Non-current assets (or disposal groups) classified as assets held for sale are shown at the lesser of their book value and the fair value less costs to sell.

2.23. Maintenance

The costs incurred for scheduled heavy maintenance of the aircraft’s fuselage and engines are capitalized and depreciated until the next maintenance. The depreciation rate is determined on technical grounds, according to the use of the aircraft expressed in terms of cycles and flight hours.

In case of own aircraft or under financial leases, these maintenance cost are capitalized as Property, plant and equipment, while in the case of aircraft under operating leases, a liability is accrued based on the use of the main components is recognized, since a contractual obligation with the lessor to return the aircraft on agreed terms of maintenance levels exists. These are recognized as Cost of sales.

Additionally, some leases establish the obligation of the lessee to make deposits to the lessor as a guarantee of compliance with the maintenance and return conditions. These deposits, often called maintenance reserves, accumulate until a major maintenance is performed, once made, the recovery is requested to the lessor. At the end of the contract period, the balance between paid reservations and conditions agreed with levels of maintain in delivering, offsetting the parties if applicable.

The unscheduled maintenance of aircraft and engines, as well as minor maintenance, are charged to results as incurred.

2.24. Environmental costs

Disbursements related to environmental protection are charged to results when incurred.

NOTE 3 - FINANCIAL RISK MANAGEMENT

3.1. Financial risk factors

The Company is exposed to different financial risks: (a) market risk, (b) credit risk, and (c) liquidity risk. The program overall risk management of the Company aims to minimize the adverse effects of financial risks affecting the company.

(a) Market risk

Due to the nature of its operations, the Company is exposed to market factors such as: (i) fuel-price risk, (ii) exchange-rate risk, and (iii) interest-rate risk

The Company has developed policies and procedures for managing market risk, which aim to identify, quantify, monitor and mitigate the adverse effects of changes in market factors mentioned above.

For this, the Administration monitors the evolution of price levels and rates, and quantifies their risk exposures (Value at Risk), and develops and implements hedging strategies.

(i) Fuel-price risk:

Exposition:

For the execution of its operations the Company purchases a fuel called Jet Fuel grade 54 USGC, which is subject to the fluctuations of international fuel prices.

Mitigation:

To cover the risk exposure fuel, the Company operates with derivative instruments (swaps and options) whose underlying assets may be different from Jet Fuel, being possible use West Texas Intermediate (“WTI”) crude, Brent (“BRENT”) crude and distillate Heating Oil (“HO”), which have a high correlation with Jet Fuel and are highly liquid.

Fuel Hedging Results:

During the nine months ended at September 30, 2015, the Company recognized losses of US$ 198.9 million on fuel derivative. During the same period of 2014, the Company recognized losses of US$ 5.0 million for the same reason.

At September 30, 2015, the market value of its fuel positions amounted to US$ 54.5 million (negative). At December 31, 2014, this market value was US$ 157.2 million (negative).

The following tables show the level of hedge for different periods:

	Maturities
Positions as of September 30, 2015 (Unaudited) (*)	Q415	Q116	Q216	Q316	Q416	Total
Percentage of the hedge of expected consumption value	50%	43%	27%	27%	11%	32%

(*)	The volume shown in the table considers all the hedging instruments (swaps and options).

	Maturities
Positions as of December 31, 2014 (*)	Q115	Q215	Q315	Q415	Total
Percentage of the hedge of expected consumption value	30%	15%	30%	20%	24%

(*)	The volume shown in the table considers all the hedging instruments (swaps and options).

Sensitivity analysis

A drop in fuel price positively affects the Company through a reduction in costs. However, also negatively affects contracted positions as these are acquired to protect the Company against the risk of a rise in price. The policy therefore is to maintain a hedge-free percentage in order to be competitive in the event of a drop in price.

The current hedge positions they are booked as cash flow hedge contracts, so a variation in the fuel price has an impact on the Company’s net equity.

The following table shows the sensitivity analysis of the financial instruments according to reasonable changes in the fuel price and their effect on equity. The term of the projection was defined until the end of the last current fuel hedge contract, being the last business day of the second quarter of 2016.

The calculations were made considering a parallel movement of US$ 5 per barrel in the curve of the BRENT and JET crude futures benchmark price at the end of September, 2015 and the end of December, 2014.

	Positions as of September 30, 2015	Positions as of December 31, 2014
Benchmark price	effect on equity	effect on equity
(US$ per barrel)	(millions of US$)	(millions of US$)
(Unaudited)
+5	+18.32	+24.90
-5	-13.42	-25.06

Given the fuel hedge structure during the first half of 2015, which considers a hedge-free portion, a vertical fall by 5 dollars in the BRENT and JET benchmark price (the monthly daily average), would have meant an impact of approximately US$ 87.14 million in the cost of total fuel consumption for the same period. For the first half of 2015, a vertical rise by 5 dollars in the BRENT and JET benchmark price (the monthly daily average) would have meant an impact of approximately US$ 83.98 million of increased fuel costs.

(ii) Foreign exchange rate risk:

Exposition:

The functional and presentation currency of the Financial Statements of the Parent Company is the United States dollar, so the risk of Transactional exchange rate and Conversion arises mainly from its own operating activities of the business, strategic and accounting of the Company are denominated in a different currency than the functional currency.

LATAM Subsidiaries are also exposed to currency risk that impacts the consolidated results of the Company.

Most currency exposure of LATAM comes from the concentration of business in Brazil, which are mostly denominated in Brazilian Real (BRL), being actively managed by the company.

Additionally, the company manages the economic exposure to operating revenues in Euro (EUR) and Pound Sterling (GBP).

In lower concentrations the Company is therefore exposed to fluctuations in others currencies, such as: Chilean peso, Argentine peso, Paraguayan guaraní, Mexican peso, Peruvian sol, Colombian peso, Australian dollar and New Zealand dollar.

Mitigation:

The Company mitigates currency risk exposures by contracting derivative instruments or through natural hedges or execution of internal operations.

FX Hedging Results:

With the aim of reducing exposure to exchange rate risk on operating cash flows in 2015 and 2016, and secure the operating margin, LATAM and TAM conduct hedging through FX derivatives.

At September 30, 2015, the market value of its FX positions amounted to US$ 7.3 million (negative). At end of December 2014 the market value was of US$ 0.1 million (negative).

During the period ended at September 30, 2015 the Company recognized gains of US$ 12.9 million on hedging FX. During the same period of 2014 the Company recognized gains of US$ 6.3 million on hedging FX.

At end of September 2015, the Company has contracted FX derivatives for US$ 155 million to BRL, US$ 109 million to EUR and US$ 42 million to GBP. At end of December 2014, the Company had contracted derivatives for US$ 100 million to BRL, while for EUR and GBP there were no current positions.

Sensitivity analysis:

A depreciation of exchange rate R$/ US$, US$/EUR and US$/GBP affects negatively the Company for a rise of its costs in US$, however, it also affects positively the value of contracted derivate positions.

The FX derivatives are registered for as hedges of cash flow, therefore, a variation in the exchange rate has an impact on the market value of derivatives, whose changes impact on the Company’s net equity.

The following table presents the sensitivity of derivative FX Forward instruments agrees with reasonable changes to exchange rate and its effect on equity. The projection term was defined until the end of the last current contract hedge, being the last business day of the first quarter of 2016:

Appreciation (depreciation)	Effect at September 30, 2015	Effect at December 31, 2014
of R$/US$	Millions of US$	Millions of US$
(Unaudited)
-10%	-11.07	-9.98
+10%	+9.92	+9.98

In the case of TAM S.A, which operates with the Brazilian Real as its functional currency, a large proportion of the company’s assets liabilities are expressed in United States Dollars. Therefore, this subsidiary’s profit and loss varies when its financial assets and liabilities, and its accounts receivable listed in dollars are converted to Brazilian Reals. This impact on profit and loss is consolidated in the Company.

In order to reduce the volatility on the financial statements of the Company caused by rises and falls in the R$/US$ exchange rate, the Company has conducted transactions for to reduce the net US$ liabilities held by TAM S.A.

The following table shows the variation of financial performance to appreciate or depreciate 10% exchange rate R$/US$:

Appreciation (depreciation)	Effect at September 30, 2015	Effect at December 31, 2014
of R$/US$	Millions of US$	Millions of US$
(Unaudited)
-10%	+54.9	+69.8
+10%	-54.9	-69.8

Effects of exchange rate derivatives in the Financial Statements

The profit or losses caused by changes in the fair value of hedging instruments are segregated between intrinsic value and temporary value. The intrinsic value is the actual percentage of cash flow covered, initially shown in equity and later transferred to income, while the hedge transaction is recorded in income. The temporary value corresponds to the ineffective portion of cash flow hedge which is recognized in the financial results of the Company (Note 18).

Due to the functional currency of TAM S.A. and Subsidiaries is the Brazilian real, the Company presents the effects of the exchange rate fluctuations in Other comprehensive income by converting the Statement of financial position and Income statement of TAM S.A. and Subsidiaries from their functional currency to the U.S. dollar, which is the presentation currency of the consolidated financial statement of LATAM Airlines Group S.A. and Subsidiaries. The Goodwill generated in the Business combination is recognized as an asset of TAM S.A. and Subsidiaries in Brazilian real whose conversion to U.S. dollar also produces effects in Other comprehensive income.

The following table shows the change in Other comprehensive income recognized in Total equity in the case of appreciate or depreciate 10% the exchange rate R$/US$:

Appreciation (depreciation)	Effect at September 30, 2015	Effect at December 31, 2014
of R$/US$	Millions of US$	Millions of US$
(Unaudited)
-10%	+290.26	+464.01
+10%	-237.48	-379.69

(iii) Interest -rate risk:

Exposition:

The Company is exposed to fluctuations in interest rates affecting the markets future cash flows of the assets, and current and future financial liabilities.

The Company is exposed in one portion to the variations of London Inter-Bank Offer Rate (“LIBOR”) and other interest rates of less relevance are Brazilian Interbank Deposit Certificate (“ILC”), and the Interest Rate Term of Brazil (“TJLP”).

Mitigation:

In order to reduce the risk of an eventual rise in interest rates, the Company has signed interest-rate swap and call option contracts. Currently a 70% (69% at December 31, 2014) of the debt is fixed to fluctuations in interest rate.

Rate Hedging Results:

At September 30, 2015, the market value of the positions of interest rate derivatives amounted to US$ 50.2 million (negative). At end of December 2014 this market value was US$ 60.7 million (negative).

Sensitivity analysis:

The following table shows the sensitivity of changes in financial obligations that are not hedged against interest-rate variations. These changes are considered reasonably possible, based on current market conditions.

Increase (decrease)	Positions as of September 30, 2015	Positions as of December 31, 2014
futures curve	effect on profit or loss before tax	effect on profit or loss before tax
in libor 3 months	(millions of US$)	(millions of US$)
(Unaudited)
+100 basis points	-26.98	-27.53
-100 basis points	+26.98	+27.53

Much of the current rate derivatives are registered for as hedges of cash flow, therefore, a variation in the exchange rate has an impact on the market value of derivatives, whose changes impact on the Company’s net equity.

The calculations were made increasing (decreasing) vertically 100 basis points of the three-month Libor futures curve, being both reasonably possible scenarios according to historical market conditions.

Increase (decrease)	Positions as of September 30, 2015	Positions as of December 31, 2014
futures curve	effect on equity	effect on equity
in libor 3 months	(millions of US$)	(millions of US$)
(Unaudited)
+100 basis points	+10.45	+15.33
-100 basis points	-10.84	-15.95

The assumptions of sensitivity calculation must assume that forward curves of interest rates do not necessarily reflect the real value of the compensation flows. Moreover, the structure of interest rates is dynamic over time.

During the periods presented, the Company has no registered amounts by ineffectiveness in consolidated statement of income for this kind of hedging.

(b) Credit risk

Credit risk occurs when the counterparty to a financial agreement or instrument fails to discharge an obligation due or financial instrument, leading to a loss in market value of a financial instrument (only financial assets, not liabilities).

The Company is exposed to credit risk due to its operative and financial activities, including deposits with banks and financial institutions, investments in other kinds of instruments, exchange-rate transactions and the contracting of derivative instruments or options.

To reduce the credit risk associated with operational activities, the Company has established credit limits to abridge the exposure of their debtors which are monitored permanently (mainly in case of operational activities in Brazil with travel agents).

As a way to mitigate credit risk related to financial activities, the Company requires that the counterparty to the financial activities remain at least investment grade by major Risk Assessment Agencies. Additionally the company has established maximum limits for investments which are monitored regularly.

(i) Financial activities

Cash surpluses that remain after the financing of assets necessary for the operation are invested according to credit limits approved by the Company’s Board, mainly in time deposits with different financial institutions, private investment funds, short-term mutual funds, and easily-liquidated corporate and sovereign bonds with short remaining maturities. These investments are booked as Cash and cash equivalents and Other current financial assets.

In order to reduce counterparty risk and to ensure that the risk assumed is known and managed by the Company, investments are diversified among different banking institutions (both local and international). The Company evaluates the credit standing of each counterparty and the levels of investment, based on (i) their credit rating, (ii) the equity size of the counterparty, and (iii) investment limits according to the Company’s level of liquidity. According to these three parameters, the Company chooses the most restrictive parameter of the previous three and based on this, establishes limits for operations with each counterparty.

The Company has no guarantees to mitigate this exposure.

(ii) Operational activities

The Company has four large sales “clusters”: travel agencies, cargo agents, airlines and credit-card administrators. The first three are governed by International Air Transport Association, international (“IATA”) organization comprising most of the airlines that represent over 90% of scheduled commercial traffic and one of its main objectives is to regulate the financial transactions between airlines and travel agents and cargo. When an agency or airline does not pay their debt, they are excluded from operating with IATA’s member airlines. In the case of credit-card administrators, they are fully guaranteed by 100% by the issuing institutions.

The exposure consists of the term granted, which fluctuates between 1 and 45 days.

One of the tools the Company uses for reducing credit risk is to participate in global entities related to the industry, such as IATA, Business Sales Processing (“BSP”), Cargo Account Settlement Systems (“CASS”), IATA Clearing House (“ICH”) and banks (credit cards). These institutions fulfill the role of collectors and distributors between airlines and travel and cargo agencies. In the case of the Clearing House, it acts as an offsetting entity between airlines for the services provided between them. A reduction in term and implementation of guarantees has been achieved through these entities. Currently the sales invoicing of TAM Linhas Aéreas S.A. related with travel agents and cargo agents for domestic transportation in Brazil is done directly by TAM Linhas Aéreas S.A.

Credit quality of financial assets

The external credit evaluation system used by the Company is provided by IATA. Internal systems are also used for particular evaluations or specific markets based on trade reports available on the local market. The internal classification system is complementary to the external one, i.e. for agencies or airlines not members of IATA, the internal demands are greater.

To reduce the credit risk associated with operational activities, the Company has established credit limits to abridge the exposure of their debtors which are monitored permanently (mainly in case of operational activities of TAM Linhas Aéreas S.A. with travel agents).The bad-debt rate in the principal countries where the Company has a presence is insignificant.

(c) Liquidity risk

Liquidity risk represents the risk that the Company has no sufficient funds to meet its obligations.

Because of the cyclical nature of the business, the operation, and its investment and financing needs related to the acquisition of new aircraft and renewal of its fleet, plus the financing needs, the Company requires liquid funds, defined as cash and cash equivalents plus other short term financial assets, to meet its payment obligations.

The liquid funds, the future cash generation and the capacity to obtain additional funding, through bond issuance and banking loans, will allow the Company to obtain sufficient alternatives to face its investment and financing future commitments.

The liquid funds balance as of September, 2015 is US$ 1,542 million, invested in short term instruments through financial high credit rating levels entities.

In addition to the liquid funds, the Company has access to short term credit line. As of September, 2015, LATAM has working capital credit lines with multiple banks and additionally has a US$130 million undrawn committed credit line.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of September 30, 2015 (Unaudited)

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Loans to exporters
97.032.000-8	BBVA	Chile	US$	100,164	—	—	—	—	100,164	100,000	At expiration	0.65	0.65
97.036.000-K	SANTANDER	Chile	US$	60,170	—	—	—	—	60,170	60,000	At expiration	1.12	1.12
97.006.000-6	ESTADO	Chile	US$	40,099	15,066	—	—	—	55,165	55,000	At expiration	1.00	1.00
97.030.000-6	BCI	Chile	US$	50,071	—	—	—	—	50,071	50,000	At expiration	1.60	1.60
76.645.030-K	ITAU	Chile	US$	30,032	—	—	—	—	30,032	30,000	At expiration	1.29	1.29
0-E	BANCO DO BRASIL	Chile	US$	70,193	—	—	—	—	70,193	70,000	At expiration	1.10	1.10
97.951.000-4	HSBC	Chile	US$	12,018	—	—	—	—	12,018	12,000	At expiration	0.60	0.60
Bank loans
97.023.000-9	CORPBANCA	Chile	UF	20,195	59,309	126,875	41,474	—	247,853	229,381	Quarterly	4.20	4.20
97.036.000-K	SANTANDER	Chile	US$	1,579	1,073	312,130	—	—	314,782	312,131	Quarterly	2.32	2.32
Obligations with the public
0-E	BANK OF NEW YORK	U.S.A.	US$	18,125	18,125	72,500	572,500	—	681,250	500,000	—	7.77	7.25
Guaranteed obligations
0-E	CREDIT AGRICOLE	France	US$	29,945	84,511	197,824	57,617	18,723	388,620	375,154	Quarterly	1.79	1.60
0-E	BNP PARIBAS	U.S.A.	US$	9,837	29,836	81,699	83,397	159,367	364,136	327,474	Quarterly	2.22	2.14
0-E	WELLS FARGO	U.S.A.	US$	35,605	106,946	285,846	286,835	590,540	1,305,772	1,211,509	Quarterly	2.27	1.57
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	2,145	29,086	58,391	54,272	225,207	369,101	282,204	Quarterly	4.25	4.25
0-E	CITIBANK	U.S.A.	US$	19,417	58,590	158,534	162,005	286,779	685,325	633,935	Quarterly	2.30	1.56
97.036.000-K	SANTANDER	Chile	US$	5,560	16,803	45,520	46,602	56,027	170,512	164,869	Quarterly	1.39	0.85
0-E	BTMU	U.S.A.	US$	2,978	9,006	24,463	25,125	43,118	104,690	99,648	Quarterly	1.70	1.10
0-E	APPLE BANK	U.S.A.	US$	1,461	4,429	12,038	12,385	21,672	51,985	49,465	Quarterly	1.69	1.10
0-E	US BANK	U.S.A.	US$	18,662	55,881	148,151	146,873	321,866	691,433	605,441	Quarterly	3.99	2.81
0-E	DEUTSCHE BANK	U.S.A.	US$	5,898	17,841	41,351	30,661	67,133	162,884	141,409	Quarterly	3.32	3.32
0-E	NATIXIS	France	US$	13,674	41,459	114,612	103,361	260,875	533,981	480,729	Quarterly	1.94	1.91
0-E	HSBC	U.S.A.	US$	1,584	4,781	12,883	13,086	26,825	59,159	54,948	Quarterly	2.37	1.56
0-E	PK AIR FINANCE US, INC.	U.S.A.	US$	2,148	6,599	18,712	20,562	20,818	68,839	64,363	Monthly	1.90	1.90
0-E	KFW IPEX-BANK	Germany	US$	720	2,206	5,949	4,081	2,197	15,153	14,235	Quarterly	2.18	2.18
Other guaranteed obligations
0-E	DVB BANK S E	U.S.A.	US$	8,221	24,684	8,235	—	—	41,140	40,501	Quarterly	2.00	2.00
Financial leases
0-E	ING	U.S.A.	US$	9,189	27,703	45,067	30,218	2,041	114,218	103,008	Quarterly	5.04	4.49
0-E	CREDIT AGRICOLE	France	US$	1,694	5,186	8,978	—	—	15,858	15,599	Quarterly	1.26	1.26
0-E	CITI BANK	U.S.A.	US$	6,083	18,250	48,667	42,639	2,040	117,679	101,973	Quarterly	6.40	5.67
0-E	PEFCO	U.S.A.	US$	17,560	52,671	123,894	32,808	—	226,933	207,991	Quarterly	5.36	4.76
0-E	BNP PARIBAS	U.S.A.	US$	11,335	34,204	92,546	35,340	1,559	174,984	162,913	Quarterly	4.09	3.65
0-E	WELLS FARGO	U.S.A.	US$	5,596	16,772	44,674	44,578	29,690	141,310	126,110	Quarterly	3.98	3.53
0-E	DVB BANK SE	U.S.A.	US$	4,727	14,210	19,015	—	—	37,952	37,107	Quarterly	1.98	1.98
0-E	BANC OF AMERICA	U.S.A.	US$	703	3,670	—	—	—	4,373	3,437	Monthly	1.41	1.41
Other loans
0-E	BOEING	U.S.A.	US$	781	1,992	188,573	—	—	191,346	188,573	At expiration	1.75	1.75
0-E	CITIBANK (*)	U.S.A.	US$	6,750	76,765	207,229	206,793	26,823	524,360	450,000	Quarterly	6.00	6.00
Hedging derivatives
—	OTHERS	—	US$	12,545	33,080	47,707	4,576	61	97,969	93,273	—	—	—

	Total			637,464	870,734	2,552,063	2,057,788	2,163,361	8,281,410	7,454,380

(*)	Securitized bond with the future flows from the sales with credit card in United States and Canada.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of September 30, 2015 (Unaudited)

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans
0-E	NEDERLANDSCHE CREDIETVERZEKERING MAATSCHAPPIJ	Holland	US$	182	493	1,315	1,314	876	4,180	3,467	Monthly	6.01	6.01
Obligation with the public
0-E	THE BANK OF NEW YORK	U.S.A.	US$	433	1,298	303,006	2,792	501,124	808,653	800,000	At Expiration	8.17	8.00
Financial leases
0-E	AFS INVESTMENT IX LLC	U.S.A.	US$	2,781	7,700	20,528	20,518	855	52,382	45,449	Monthly	1.25	1.25
0-E	AIRBUS FINANCIAL	U.S.A.	US$	3,692	10,963	23,558	16,030	1,687	55,930	53,319	Monthly	1.43	1.43
0-E	CREDIT AGRICOLE-CIB	U.S.A.	US$	27,176	—	—	—	—	27,176	27,059	Quarterly	1.10	1.10
0-E	CREDIT AGRICOLE-CIB	France	US$	1,585	4,514	—	—	—	6,099	6,000	Quarterly/ Semiannual	3.25	3.25
0-E	DVB BANK SE	U.S.A.	US$	151	363	404	—	—	918	902	Monthly	1.64	1.64
0-E	GENERAL ELECTRIC CAPITAL CORPORATION	U.S.A.	US$	3,809	11,408	12,870	—	—	28,087	27,387	Monthly	1.25	1.25
0-E	KFW IPEX-BANK	Germany	US$	3,825	7,862	16,518	14,180	—	42,385	40,449	Monthly/ Quarterly	1.72	1.72
0-E	NATIXIS	France	US$	2,724	7,584	24,070	23,093	73,022	130,493	116,362	Quarterly/ Semiannual	3.85	3.85
0-E	PK AIRFINANCE US, INC.	U.S.A.	US$	1,419	4,200	19,180	—	—	24,799	24,304	Monthly	1.75	1.75
0-E	WACAPOU LEASING S.A.	Luxemburg	US$	534	1,421	3,287	2,600	12,328	20,170	18,759	Quarterly	2.00	2.00
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	12,022	31,800	85,636	112,983	102,576	345,017	320,538	Quarterly	3.63	3.55
0-E	BANCO IBM S.A	Brazil	BRL	256	809	1,494	—	—	2,559	1,912	Monthly	14.13	14.13
0-E	HP FINANCIAL SERVICE	Brazil	BRL	247	554	369	—	—	1,170	1,081	Monthly	10.02	10.02
0-E	SOCIÉTÉ GÉNÉRALE	France	BRL	99	315	726	—	—	1,140	846	Monthly	14.13	14.13
							—
Other loans
0-E	COMPANHIA BRASILEIRA DE MEIOS DE PAGAMENTO	Brazil	BRL	19,532	10,698	—	—	—	30,230	30,230	Monthly	5.00	5.00

	Total			80,467	101,982	512,961	193,510	692,468	1,581,388	1,518,064

Class of liability for the analysis of liquidity risk ordered by date of maturity as of September 30, 2015 (Unaudited)

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Trade and other accounts payables
—	OTHERS	OTHERS	US$	528,803	25,888	—	—	—	554,691	554,691	—	—	—
			CLP	39,506	616	—	—	—	40,122	40,122	—	—	—
			BRL	76,400	20	—	—	—	76,420	76,420	—	—	—
			Others currencies	332,561	10,659	—	—	—	343,220	343,220	—	—	—
										—
Accounts payable to related parties currents
65.216.000-1	COMUNIDAD MUJ ER	Chile	CLP	10	—	—	—	—	10	10	—	—	—
78.591.370-1	BETHIA S.A. AND SUBSIDIARIES	Chile	CLP	6	—	—	—	—	6	6	—	—	—
0-E	INVERSORA AERONÁUTICA ARGENTINA	Argentina	US$	22	—	—	—	—	22	22	—	—	—

	Total			977,308	37,183	—	—	—	1,014,491	1,014,491

	Total consolidated			1,695,239	1,009,899	3,065,024	2,251,298	2,855,829	10,877,289	9,986,935

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2014

Debt or: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Loans to exporters
97.032.000-8	BBVA	Chile	US$	100,102	—	—	—	—	100,102	100,000	At expiration	0.40	0.40
97.036.000-K	SANTANDER	Chile	US$	45,044	—	—	—	—	45,044	45,000	At expiration	0.34	0.34
97.006.000-6	ESTADO	Chile	US$	55,076	—	—	—	—	55,076	55,000	At expiration	0.52	0.52
97.030.000-7	BCI	Chile	US$	100,157	—	—	—	—	100,157	100,000	At expiration	0.47	0.47
76.645.030-K	ITAU	Chile	US$	15,025	—	—	—	—	15,025	15,000	At expiration	0.65	0.65
97.951.000-4	HSBC	Chile	US$	12,010	—	—	—	—	12,010	12,000	At expiration	0.50	0.50
												—	—
Bank loans
												—	—
97.023.000-9	CORP BANCA	Chile	UF	16,575	48,581	121,945	17,621	—	204,722	188,268	Quarterly	4.85	4.85
0-E	CITIBANK	Argentina	ARS	1,298	18,700	—	—	—	19,998	17,542	Monthly	31.00	31.00
0-E	BBVA	Argentina	ARS	1,713	23,403	—	—	—	25,116	21,050	Monthly	33.00	33.00
97.036.000-K	SANTANDER	U.S.A.	US$	1,610	3,476	283,438	—	—	288,524	282,967	Quarterly	2.33	2.33
Guaranteed obligations												—	—
0-E	CREDIT AGRICOLE	France	US$	18,670	55,089	109,536	64,101	36,625	284,021	273,599	Quarterly	1.68	1.43
0-E	BNP PARIBAS	U.S.A.	US$	9,634	29,259	80,097	83,020	190,070	392,080	351,217	Quarterly	2.13	2.04
0-E	WELLS FARGO	U.S.A.	US$	35,533	106,692	285,218	286,264	698,052	1,411,759	1,302,968	Quarterly	2.26	1.57
0-E	CITIBANK	U.S.A.	US$	19,149	57,915	156,757	160,323	347,710	741,854	684,114	Quarterly	2.24	1.49
97.036.000-K	SANTANDER	Chile	US$	5,482	16,572	44,925	46,047	73,544	186,570	180,341	Quarterly	1.32	0.78
0-E	BTMU	U.S.A.	US$	2,931	8,863	24,091	24,778	52,541	113,204	107,645	Quarterly	1.64	1.04
0-E	APPLE BANK	U.S.A.	US$	1,437	4,358	11,849	12,206	26,318	56,168	53,390	Quarterly	1.63	1.03
0-E	US BANK	U.S.A.	US$	18,713	56,052	148,622	147,357	376,792	747,536	648,158	Quarterly	3.99	2.81
0-E	DEUTSCHE BANK	U.S.A.	US$	5,834	17,621	47,600	30,300	78,509	179,864	155,279	Quarterly	3.25	3.25
0-E	NATIXIS	France	US$	11,783	35,803	99,012	98,632	259,912	505,142	454,230	Quarterly	1.86	1.81
0-E	HSBC	U.S.A.	US$	1,564	4,725	12,738	12,956	31,701	63,684	59,005	Quarterly	2.29	1.48
0-E	P K AirFinance US, Inc.	U.S.A.	US$	2,074	6,378	18,091	19,836	28,763	75,142	69,721	Monthly	1.86	1.86
0-E	KFWIPEX-BANK	Germany	US$	696	2,124	6,048	4,587	3,771	17,226	16,088	Quarterly	2.10	2.10
												—	—
Other guaranteed obligations
												—	—
0-E	DVB BANK SE	U.S.A.	US$	8,199	24,623	32,904	—	—	65,726	64,246	Quarterly	2.00	2.00
0-E	CREDIT AGRICOLE	U.S.A.	US$	7,864	23,394	62,540	—	—	93,798	91,337	Quarterly	1.73	1.73
												—	—
Financial leases
												—	—
0-E	ING	U.S.A.	US$	9,137	27,520	58,821	34,067	12,134	141,679	126,528	Quarterly	4.84	4.33
0-E	CREDIT AGRICOLE	France	US$	1,643	5,036	14,152	—	—	20,831	20,413	Quarterly	1.20	1.20
0-E	CITIBANK	U.S.A.	US$	6,083	18,250	48,667	48,667	14,262	135,929	115,449	Quarterly	6.40	5.67
0-E	PEFCO	U.S.A.	US$	17,555	52,678	138,380	67,095	3,899	279,607	252,205	Quarterly	5.35	4.76
0-E	BNP PARIBAS	U.S.A.	US$	11,240	33,917	91,743	60,834	10,974	208,708	191,672	Quarterly	4.14	3.68
0-E	WELLS FARGO	U.S.A.	US$	5,604	16,784	44,705	44,615	46,394	158,102	139,325	Quarterly	3.98	3.53
0-E	DVB BANK SE	U.S.A.	US$	4,701	14,145	33,201	—	—	52,047	50,569	Quarterly	1.89	1.89
0-E	US BANK	U.S.A.	US$	326	6,247	5,455	—	—	12,028	11,981	Monthly	—	—
0-E	BANC OF AMERICA	U.S.A.	US$	720	2,118	2,912	—	—	5,750	5,462	Monthly	1.41	1.41
Other loans
0-E	BOEING	U.S.A.	US$	—	4,994	180,583	—	—	185,577	179,507	At expiration	1.74	1.74
0-E	CITIBANK (*)	U.S.A.	US$	6,825	20,175	209,730	209,778	104,852	551,360	450,000	Quarterly	6.00	6.00
												—
Hedging derivatives
—	OTHERS	—	US$	11,702	30,761	48,667	7,311	245	98,686	93,513	—	—	—
Non—hedging derivatives
—	OTHERS	—	US$	1,002	628	—	—	—	1,630	730	—	—	—

	Total			574,711	776,881	2,422,427	1,480,395	2,397,068	7,651,482	6,985,519

(*)	Securitized bond with the future flows from the sales with credit card in United States and Canada.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2014

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans
0-E	NEDERLANDSCHE
	CREDIET VERZEKERING MAATSCHAP P IJ	Holland	US$	184	493	1,315	1,315	1,369	4,676	3,796	Monthly	6.01	6.01
Obligation with the public
0-E	THE BANK OF NEW YORK	U.S.A.	US$	14,639	82,006	481,920	148,037	880,604	1,607,206	1,100,000	At Expiration	7.99	7.19
Financial leases
0-E	AFS INVESTMENT IX LLC	U.S.A.	US$	2,808	7,701	20,531	20,522	8,548	60,110	51,120	Monthly	1.25	1.25
0-E	AIRBUS FINANCIAL	U.S.A.	US$	3,623	10,709	28,593	15,908	7,736	66,569	63,021	Monthly	1.42	1.42
0-E	CREDIT AGRICOLE-CIB	U.S.A.	US$	2,897	32,805	—	—	—	35,702	35,170	Quarterly	1.10	1.10
0-E	CREDIT AGRICOLE -CIB	France	US$	1,653	4,683	4,514	—	—	10,850	10,500	Quarterly/Semiannual	3.25	3.25
0-E	DVB BANK SE	Germany	US$	3,247	9,470	—	—	—	12,717	12,500	Quarterly	2.50	2.50
0-E	DVB BANK SE	U.S.A.	US$	206	554	767	—	—	1,527	1,492	Monthly	1.68	1.68
0-E	GENERAL ELECTRIC CAPITAL
	CORP ORATION	U.S.A.	US$	2,512	11,229	24,278	—	—	38,019	36,848	Monthly	1.25	1.25
0-E	KFW IP EX-BANK	Germany	US$	3,596	11,209	19,167	14,028	5,365	53,365	50,687	Monthly/Quarterly	1.72	1.72
0-E	NATIXIS	France	US$	5,121	9,778	27,874	28,520	87,769	159,062	139,693	Quarterly/Semiannual	3.87	3.87
0-E	P K AIRFINANCE US, INC.	U.S.A.	US$	1,392	4,103	20,694	—	—	26,189	25,293	Monthly	1.75	1.75
0-E	WACAP OU LEASING S.A.	Luxemburg	US$	573	1,528	3,559	2,852	13,226	21,738	19,982	Quarterly	2.00	2.00
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	9,777	27,207	75,066	78,964	170,509	361,523	344,106	Quarterly	3.06	3.58
0-E	BANCO DE LAGE LANDEN BRASIL S.A	Brazil	BRL	8	—	—	—	—	8	—	Monthly	11.70	11.70
0-E	BANCO IBM S.A	Brazil	BRL	356	1,118	3,405	40	—	4,919	3,817	Monthly	10.58	10.58
0-E	HP FINANCIAL SERVICE	Brazil	BRL	276	829	1,381	—	—	2,486	2,229	Monthly	9.90	9.90
0-E	SOCIETE AIR FRANCE	France	EUR	547	—	—	—	—	547	114	Monthly	6.82	6.82
0-E	SOCIÉTÉ GÉNÉRALE	France	BRL	155	446	1,351	206	—	2,158	1,643	Monthly	11.60	11.60
Other loans
0-E	COMP ANHIA BRASILEIRA
	DE MEIOS DE P AGAMENTO	Brazil	BRL	30,281	15,576	—	—	—	45,857	45,857	Monthly	4.23	4.23

	Total			83,851	231,444	714,415	310,392	1,175,126	2,515,228	1,947,868

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2014

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Trade and other accounts payables
—	OTHERS	OTHERS	US$	529,043	26,483	—	—	—	555,526	555,526	—	—	—
			USD	1,107	10,449	—	—	—	11,556	11,431	Quarterly	2.11	2.11
			CLP	23,878	241	—	—	—	24,119	24,119	—	—	—
			BRL	380,766	13	—	—	—	380,779	380,779	—	—	—
			Others currencies	224,040	228	—	—	—	224,268	224,268	—	—	—
Accounts payable to related parties currents
65.216.000-1	COMUNIDAD MUJER	Chile	CLP	2	—	—	—	—	2	2	—	—	—
78.591.370-1	BETHIA S.A. AND SUBSIDIARIES	Chile	CLP	6	—	—	—	—	6	6	—	—	—
0-E	INVERSORA AERONÁUTICA ARGENTINA	Argentina	US$	27	—	—	—	—	27	27	—	—	—

	Total			1,158,869	37,414	—	—	—	1,196,283	1,196,158

	Total consolidated			1,817,431	1,045,739	3,136,842	1,790,787	3,572,194	11,362,993	10,129,545

The Company has fuel, interest rate and exchange rate hedging strategies involving derivatives contracts with different financial institutions. The Company has margin facilities with each financial institution in order to regulate the mutual exposure produced by changes in the market valuation of the derivatives.

At the end of 2014, the Company provided US$ 91.8 million in derivative margin guarantees, for cash and stand-by letters of credit. At September 30, 2015, the Company had provided US$ 66.2 million in guarantees for Cash and cash equivalent and stand-by letters of credit. The fall was due at i) maturity of hedge contracts, ii) acquire of new fuel purchase contracts, and iii) changes in fuel prices, exchange rate and interest rates.

3.2.	Capital risk management

The Company’s objectives, with respect to the management of capital, are (i) to comply with the restrictions of minimum equity and (ii) to maintain an optimal capital structure.

The Company monitors its contractual obligations and the regulatory limitations in the different countries where the entities of the group are domiciled to assure they meet the limit of minimum net equity, where the most restrictive limitation is to maintain a positive net equity.

Additionally, the Company periodically monitors the short and long term cash flow projections to assure the Company has adequate sources of funding to generate the cash requirement to face its investment and funding future commitments.

The Company international credit rating is the consequence of the Company capacity to face its long terms financing commitments. As of September 30, 2015 the Company has an international long term credit rating of BB with stable outlook by Standard & Poor’s, a BB- rating with stable outlook by Fitch Ratings and a Ba2 rating with stable outlook by Moody’s.

Adjusted leverage ratios:

	As of	As of
	September 30,	December 31,
	2015	2014
	ThUS$	ThUS$
	Unaudited
Total financial loans	8,873,849	8,817,215
Last twelve months Operating lease payment x 8	4,157,616	4,171,072
Less:
Cash and marketable securities	(1,542,275)	(1,533,770)

Total net adjusted debt	11,489,190	11,454,517

Net Equity	2,873,977	4,401,896
Cash flow hedging reserve	67,827	151,340

Adjusted equity	2,941,804	4,553,236

Total adjusted debt and equity	14,430,994	16,007,753

Adjusted leverage	79.6%	71.6%

See information related to financial covenants in Note 31 (a).

3.3.	Estimates of fair value.

At September 30, 2015, the Company maintained financial instruments that should be recorded at fair value. These are grouped into two categories:

1.	Hedge Instruments:

This category includes the following instruments:

•	Interest rate derivative contracts,

•	Fuel derivative contracts,

•	Currency derivative contracts

2.	Financial Investments:

This category includes the following instruments:

•	Investments in short-term Mutual Funds (cash equivalent),

•	Bank certificate of deposit – CBD,

•	Private investment funds

The Company has classified the fair value measurement using a hierarchy that reflects the level of information used in the assessment. This hierarchy consists of 3 levels (I) fair value based on quoted prices in active markets for identical assets or liabilities, (II) fair value calculated through valuation methods based on inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) and (III) fair value based on inputs for the asset or liability that are not based on observable market data.

The fair value of financial instruments traded in active markets, such as investments acquired for trading, is based on quoted market prices at the close of the period using the current price of the buyer. The fair value of financial assets not traded in active markets (derivative contracts) is determined using valuation techniques that maximize use of available market information. Valuation techniques generally used by the Company are quoted market prices of similar instruments and / or estimating the present value of future cash flows using forward price curves of the market at period end.

The following table shows the classification of financial instruments at fair value, depending on the level of information used in the assessment:

	As of September 30, 2015 (Unaudited)				As of December 31, 2014
		Fair value measurements using values considered as				Fair value measurements using values considered as
	Fair value	Level I	Level II	Level III	Fair value	Level I	Level II	Level III
	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $
Assets
Cash and cash equivalents	83,485	83,485	—	—	200,753	200,753	—	—
Short-term mutual funds	83,485	83,485	—	—	200,753	200,753	—	—
Other financial assets, current	550,788	519,349	31,439	—	546,535	526,081	20,454	—
Fair value of interest rate derivatives	—	—	—	—	1	—	1	—
Fair value of fuel derivatives	16,353	—	16,353	—	1,783	—	1,783	—
Fair value of foreign currency derivatives	13,965	—	13,965	—	—	—	—	—
Interest accrued since the last payment date of Cross Currency Swap	1,036	—	1,036	—	377	—	377	—
Foreign currency derivatives not recognized as a hedge	85	—	85	—	—	—	—	—
Private investment funds	501,205	501,205	—	—	480,777	480,777	—	—
Certificate of deposit CDB	—	—	—	—	18,293	—	18,293	—
Domestic and foreign bonds	18,144	18,144	—	—	41,111	41,111	—	—
Other investments	—	—	—	—	4,193	4,193	—	—
Liabilities
Other financial liabilities, current	132,805	—	132,805	—	227,233	—	227,233	—
Fair value of interest rate derivatives	22,670	—	22,670	—	26,395	—	26,395	—
Fair value of fuel derivatives	50,988	—	50,988	—	157,233		157,233
Fair value of foreign currency derivatives	54,451	—	54,451	—	37,242	—	37,242	—
Interest accrued since the last payment date of Currency Swap	4,696	—	4,696	—	5,173	—	5,173	—
Interest rate derivatives not recognized as a hedge	—		—	—	1,190		1,190
Other financial liabilities, non current	22,810	—	22,810	—	28,327	—	28,327	—
Fair value of interest rate derivatives	22,810	—	22,810	—	28,327	—	28,327	—

Additionally, at September 30, 2015, the Company has financial instruments which are not recorded at fair value. In order to meet the disclosure requirements of fair values, the Company has valued these instruments as shown in the table below:

	As of September 30, 2015		As of December 31, 2014
	Book	Fair	Book	Fair
	value	value	value	value
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Cash and cash equivalents	939,441	939,441	788,643	788,643
Cash on hand	15,745	15,745	11,568	11,568
Bank balance	244,910	244,910	239,514	239,514
Overnight	360,951	360,951	154,666	154,666
Time deposits	317,835	317,835	382,895	382,895
Other financial assets, current	37,488	37,488	103,866	103,866
Other financial assets	37,488	37,488	103,866	103,866
Trade and other accounts receivable current	976,144	976,144	1,378,837	1,378,837
Accounts receivable from related entities	392	392	308	308
Other financial assets, non current	66,004	66,004	84,986	84,986
Accounts receivable	9,889	9,889	30,465	30,465
Other financial liabilities, current (*)	1,496,273	1,658,877	1,397,382	1,446,100
Trade and other accounts payables	1,390,531	1,390,531	1,489,396	1,489,396
Accounts payable to related entities	38	38	35	35
Other financial liabilities, non current (*)	7,316,081	7,811,335	7,360,685	8,319,022
Accounts payable, non-current	566,675	566,675	577,454	577,454

(*)	Fair value Level II

The book values of accounts receivable and payable are assumed to approximate their fair values, due to their short-term nature. In the case of cash on hand, bank balances, overnight, time deposits and accounts payable, non-current, fair value approximates their carrying values.

The fair value of Other financial liabilities is estimated by discounting the future contractual cash flows at the current market interest rate for similar financial instruments. In the case of Other financial assets, the valuation was performed according to market prices at period end.

NOTE 4 - ACCOUNTING ESTIMATES AND JUDGMENTS

The Company has used estimates to value and book some of the assets, liabilities, revenues, expenses and commitments; these relate principally to:

(a)	The evaluation of possible impairment losses for certain assets.

(b)	The useful lives and residual values of fixed and intangible assets.

(c)	The criteria employed in the valuation of certain assets.

(d)	Air tickets sold that are not actually used.

(e)	The calculation of deferred income at the end of the period, corresponding to the valuation of kilometers or points credited to holders of the loyalty programs which have not yet been used.

(f)	The need for provisions and where required, the determination of their values.

(g)	The recoverability of deferred tax assets.

These estimates are made on the basis of the best information available on the matters analyzed.

In any case, it is possible that events will require modification of the estimates in the future, in which case the effects would be accounted for prospectively.

The management has applied judgment in determining that LATAM Airlines Group S.A. has control over TAM S.A. and Subsidiaries for accounting purposes and therefore has consolidated their financial statements. This judgment is made on the basis that LATAM issued their ordinary shares in exchange for all of the outstanding common and preferred shares of TAM, except those shareholders of TAM who did not accept exchange and which were subject of the squeeze-out entitling LATAM to substantially all of the economic benefits that will be generated by the LATAM Group and also, consequently, exposing it to substantially all the risks incidental to the operations of TAM. This exchange aligns the economic interests of LATAM and all of its shareholders, including the TAM controlling shareholders, ensuring that the shareholders and directors of TAM will have no incentive to exercise their rights in a manner that is beneficial to TAM but detrimental to LATAM. Further, all significant actions required for the operation of the airlines require the affirmative vote of both LATAM and the TAM controlling shareholders.

Since the integration of LAN and TAM operations, most critical airline activities in Brazil have been managed under the TAM CEO and global activities have been managed by the LATAM CEO, who is in charge of the overall operation of the LATAM Group and who reports to the LATAM board. Further, the LATAM CEO evaluates performance of the LATAM Group executives and, together with the LATAM board, determines compensation. Although there are restrictions on voting interests that currently may be held by foreign investors under Brazilian law, LATAM believes that the economic substance of these arrangements satisfies the requirements established by the applicable accounting standards and that consolidation by LATAM of TAM’s operations is appropriate.

NOTE 5 - SEGMENTAL INFORMATION

The Company has determined that it has two operating segments: the air transportation business and the coalition and loyalty program Multiplus.

The Air transport segment corresponds to the route network for air transport and it is based on the way that the business is run and managed, according to the centralized nature of its operations, the ability to open and close routes and reallocate resources (aircraft, crew, staff, etc.) within the network, which is a functional relationship between all of them, making them inseparable. This segment definition is the most common level used by the global airline industry.

The segment of loyalty coalition called Multiplus, unlike LanPass and TAM Fidelidade, is a frequent flyer programs which operate as a unilateral system of loyalty that offers a flexible coalition system, interrelated among its members, with 13.3 million of members, along with being a regulated entity with a separately business and not directly related to air transport.

(a)	For the 9 months ended

			Coalition and
	Air		loyalty program
	transportation		Multiplus		Eliminations		Consolidated
	At September 30,		At September 30,		At September 30,		At September 30,
	2015	2014	2015	2014	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Income from ordinary activities from external customers (*)	7,060,894	8,727,774	368,025	382,013	—	—	7,428,919	9,109,787
LAN passenger	3,169,485	3,354,163	—	—	—	—	3,169,485	3,354,163
TAM passenger	2,896,861	4,117,481	368,025	382,013	—	—	3,264,886	4,499,494
Freight	994,548	1,256,130	—	—	—	—	994,548	1,256,130
Income from ordinary activities from transactions with other operating segments	368,025	382,013	49,758	85,223	(417,783)	(467,236)	—	—
Other operating income	172,980	138,521	116,919	118,155	—	—	289,899	256,676
Interest income	23,632	25,202	51,388	43,394	(10,430)	—	64,590	68,596
Interest expense	(323,922)	(330,344)	—	(4)	10,430	—	(313,492)	(330,348)
Total net interest expense	(300,290)	(305,142)	51,388	43,390	—	—	(248,902)	(261,752)
Depreciation and amortization	(692,616)	(738,777)	(12,969)	(5,483)	—	—	(705,585)	(744,260)
Material non-cash items other than depreciation and amortization	(446,299)	(69,640)	1,129	(230)	—	—	(445,170)	(69,870)
Disposal of fixed assets and inventory losses	(25,559)	(11,946)	—	(282)	—	—	(25,559)	(12,228)
Doubtful accounts	(8,270)	(17,749)	(1,071)	67	—	—	(9,341)	(17,682)
Exchange differences	(412,955)	(39,929)	2,200	(15)	—	—	(410,755)	(39,944)
Result of indexation units	485	(16)	—	—	—	—	485	(16)
Income (loss) attributable to owners of the parents	(304,705)	(464,186)	101,687	105,919	—	—	(203,018)	(358,267)
Participation of the entity in the income of associates	37	(2,224)	—	(2,246)	—	—	37	(4,470)
Expenses for income tax	174,044	(118,701)	(54,887)	(56,294)	—	—	119,157	(174,995)
Segment profit/(loss)	(275,471)	(442,873)	101,687	105,919	—	—	(173,784)	(336,954)
Assets of segment	16,839,969	18,955,549	1,145,684	1,850,640	(10,626)	(158,990)	17,975,027	20,647,199
Investments in associates	—	1,059	—	780	—	—	—	1,839
Amount of non-current asset additions	831,672	901,989	—	—	—	—	831,672	901,989
Property, plant and equipment	800,165	847,333	—	—	—	—	800,165	847,333
Intangibles other than goodwill	31,507	54,656	—	—	—	—	31,507	54,656
Segment liabilities	14,629,948	15,068,325	426,398	798,235	(33,974)	(81,865)	15,022,372	15,784,695
Purchase of non-monetary assets of segment	899,832	925,197	—	—	—	—	899,832	925,197

(*)	The Company does not have any interest revenue that should be recognized as income from ordinary activities by interest.

(b)	For the 3 months ended

			Coalition and
	Air		loyalty program
	transportation		Multiplus		Eliminations		Consolidated
	At September 30,		At September 30,		At September 30,		At September 30,
	2015	2014	2015	2014	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Income from ordinary activities from external customers (*)	2,310,076	2,907,137	113,388	140,435	—	—	2,423,464	3,047,572
LAN passenger	1,058,136	1,151,082	—	—	—	—	1,058,136	1,151,082
TAM passenger	942,159	1,345,569	113,388	140,435	—	—	1,055,547	1,486,004
Freight	309,781	410,486	—	—	—	—	309,781	410,486
Income from ordinary activities from transactions with other operating segments	113,388	140,435	14,049	24,211	(127,437)	(164,646)	—	—
Other operating income	58,477	48,884	32,881	44,844	—	—	91,358	93,728
Interest income	9,147	7,852	25,598	15,495	(2,039)	—	32,706	23,347
Interest expense	(109,948)	(85,926)	—	(4)	2,039	—	(107,909)	(85,930)
Total net interest expense	(100,801)	(78,074)	25,598	15,491	—	—	(75,203)	(62,583)
Depreciation and amortization	(227,701)	(249,166)	(5,351)	(2,065)	—	—	(233,052)	(251,231)
Material non-cash items other than depreciation and amortization	(251,660)	(153,237)	(129)	(214)	—	—	(251,789)	(153,451)
Disposal of fixed assets and inventory losses	(7,146)	(3,184)	—	(210)	—	—	(7,146)	(3,394)
Doubtful accounts	(2,009)	(5,968)	(1,110)	1	—	—	(3,119)	(5,967)
Exchange differences	(242,514)	(144,088)	981	(5)	—	—	(241,533)	(144,093)
Result of indexation units	9	3	—	—	—	—	9	3
Income (loss) attributable to owners of the parents	(146,375)	(300,640)	33,031	42,616	—	—	(113,344)	(258,024)
Participation of the entity in the income of associates	—	(155)	—	(734)	—	—	—	(889)
Expenses for income tax	102,653	(126,266)	(20,449)	(19,838)	—	—	82,204	(146,104)
Segment profit/(loss)	(136,520)	(285,659)	33,031	42,616	—	—	(103,489)	(243,043)
Assets of segment	16,839,969	18,955,549	1,145,684	1,850,640	(10,626)	(158,990)	17,975,027	20,647,199
Investments in associates	—	1,059	—	780	—	—	—	1,839
Amount of non-current asset additions	505,142	386,360	—	—	—	—	505,142	386,360
Property, plant and equipment	491,317	367,757	—	—	—	—	491,317	367,757
Intangibles other than goodwill	13,825	18,603	—	—	—	—	13,825	18,603
Segment liabilities	14,629,948	15,068,325	426,398	798,235	(33,974)	(81,865)	15,022,372	15,784,695
Purchase of non-monetary assets of segment	399,116	369,557	—	—	—	—	399,116	369,557

(*) The Company does not have any interest revenue that should be recognized as income from ordinary activities by interest.

The Company’s revenues by geographic area are as follows:

	For the 9 months ended		For the 3 months ended
	At September 30,		At September 30,
	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Peru	502,093	484,562	179,655	176,383
Argentina	720,921	620,146	254,579	194,630
U.S.A.	768,812	944,287	245,855	299,536
Europe	520,162	702,403	173,102	225,514
Colombia	263,191	285,909	78,977	105,221
Brazil	2,761,112	4,047,081	869,570	1,472,609
Ecuador	181,765	181,228	59,125	62,436
Chili	1,185,981	1,190,567	388,118	402,477
Asia Pacific and rest of Latin America	524,882	653,604	174,483	108,766

Income from ordinary activities	7,428,919	9,109,787	2,423,464	3,047,572

Other operating income	289,899	256,676	91,358	93,728

The Company allocates revenues by geographic area based on the point of sale of the passenger ticket or cargo. Assets are composed primarily of aircraft and aeronautical equipment, which are used throughout the different countries, so it is not possible to assign a geographic area.

The Company has no customers that individually represent more than 10% of sales.

NOTE 6 - CASH AND CASH EQUIVALENTS

	As of September 30, 2015	As of December 31, 2014
	ThUS$	ThUS$
	Unaudited
Cash on hand	15,745	11,568
Bank balances	244,910	239,514
Overnight	360,951	154,666

Total Cash	621,606	405,748

Cash equivalents
Time deposits	317,835	382,895
Mutual funds	83,485	200,753

Total cash equivalents	401,320	583,648

Total cash and cash equivalents	1,022,926	989,396

Cash and cash equivalents are denominated in the following currencies:

Currency	As of September 30, 2015	As of December 31, 2014
	ThUS$	ThUS$
	Unaudited
Argentine peso	53,710	44,697
Brazilian real	85,263	45,591
Chilean peso (*)	33,369	30,758
Colombian peso	12,560	17,188
Euro	7,755	9,639
US Dollar	778,245	745,214
Strong bolivar (**)	45,902	63,236
Other currencies	6,122	33,073

Total	1,022,926	989,396

(*)	At September 30, 2015 and at December 31, 2014, the Company no maintains currency derivative contracts (forward)), for conversion into dollars of investments in pesos.
(**)	At September 30, 2015, the Company has approximately ThUS$ 45,902 in Cash and cash equivalents in Strong Bolivar. The exchange rate used in the determination of equivalence in US dollars is 13.5 VEF /US, modified on September 1, 2015, which represented a charge in results for the amount approximately ThUS$ 5,000. The Company has certain restrictions for freely remitting these funds outside Venezuela.

During 2014, the Company has modified the exchange rate used in determining equivalence of United States Dollar in cash and cash equivalents held in Strong Bolivar, from 6.3 VEF/US$ to 12.0 VEF/US$, which represented a charge in results for the period 2014 by foreign exchange, equivalent amount of ThUS$ 61,021.

The Company has done significant non-cash transactions mainly with financial leases, which are detailed in Note 16 letter (d), additional information in numeral (iv) Financial leases.

Other inflows (outflows) of cash:

	For the periods ended September 30,
	2015	2014
	ThUS$	ThUS$
	Unaudited
Hedging margin guarantees	89.280	27.900
Change reservation systems	11.000	—
Bank commissions, taxes paid and other	(4.028)	(16.613)
Tax paid on financial transaction	(8.905)	—
Guarantees	(15.117)	(34.115)
Fuel derivatives premiums	(18.979)	(2.858)
Currency hedge	(25.047)	(5.477)
Fuel hedge	(220.069)	1.137

Total Other inflows (outflows) Operation flow	(191.865)	(30.026)

Recovery loans convertible into shares	20.000	—
Certificate of bank deposits	3.497	(15.723)
Tax paid on financial transaction	(8.196)	—

Total Other inflows (outflows) Investment flow	15.301	(15.723)

Aircraft Financing advances	9.067	769
Credit card loan manager	3.227	19.951
Early redemption of bonds TAM 2020	(15.328)	—
Settlement of derivative contracts	(27.744)	(32.321)
Others	(2.822)	(3.348)

Total Other inflows (outflows) Financing flow	(33.600)	(14.949)

NOTE 7 - FINANCIAL INSTRUMENTS

7.1.	Financial instruments by category

As of September 30, 2015 (Unaudited)

Assets	Loans and receivables	Hedge derivatives	Held for trading	Initial designation as fair value through profit and loss	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	939,441	—	—	83,485	1,022,926
Other financial assets, current (*)	37,488	31,354	18,229	501,205	588,276
Trade and others accounts receivable, current	976,144	—	—	—	976,144
Accounts receivable from related entities, current	392	—	—	—	392
Other financial assets, non current (*)	65,408	—	596	—	66,004
Accounts receivable, non current	9,889	—	—	—	9,889

Total	2,028,762	31,354	18,825	584,690	2,663,631

Liabilities			Other financial liabilities	Held Hedge derivatives	Total
			ThUS$	ThUS$	ThUS$
Other liabilities, current			1,496,273	132,805	1,629,078
Trade and others accounts payable, current			1,390,531	—	1,390,531
Accounts payable to related entities, current			38	—	38
Other financial liabilities, non-current			7,316,081	22,810	7,338,891
Accounts payable, non-current			566,675	—	566,675

Total			10,769,598	155,615	10,925,213

(*)	The value presented as initial designation as fair value through profit and loss, corresponds mainly to private investment funds; and loans and receivables corresponds to guarantees given.

As of December 31, 2014

Assets	Loans and receivables	Hedge derivatives	Held for trading	Initial designation as fair value through profit and loss	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	788,643	—	—	200,753	989,396
Other financial assets, current (*)	103,866	2,161	41,111	503,263	650,401
Trade and others accounts receivable, current	1,378,837	—	—	—	1,378,837
Accounts receivable from related entities, current	308	—	—	—	308
Other financial assets, non current (*)	84,495	—	491	—	84,986
Accounts receivable, non current	30,465	—	—	—	30,465

Total	2,386,614	2,161	41,602	704,016	3,134,393

Liabilities		Other financial liabilities	Hedge derivatives	Held for trading	Total
		ThUS$	ThUS$	ThUS$	ThUS$
Other liabilities, current		1,397,382	226,043	1,190	1,624,615
Trade and others accounts payable, current		1,489,396	—	—	1,489,396
Accounts payable to related entities, current		35	—	—	35
Other financial liabilities, non-current		7,360,685	28,327	—	7,389,012
Accounts payable, non-current		577,454	—	—	577,454

Total		10,824,952	254,370	1,190	11,080,512

(*)	The value presented as initial designation as fair value through profit and loss, corresponds mainly to private investment funds; and loans and receivables corresponds to guarantees given.

7.2.	Financial instruments by currency

a)	Assets

	As of September 30, 2015	As of December 31, 2014
	ThUS$	ThUS$
	Unaudited
Cash and cash equivalents	1,022,926	989,396
Argentine peso	53,710	44,697
Brazilian real	85,263	45,591
Chilean peso	33,369	30,758
Colombian peso	12,560	17,188
Euro	7,755	9,639
US Dollar	778,245	745,214
Strong bolivar	45,902	63,236
Other currencies	6,122	33,073
Other financial assets (current and non-current)	654,280	735,387
Argentine peso	17,991	45,169
Brazilian real	512,594	500,875
Chilean peso	1,589	26,881
Colombian peso	326	406
Euro	519	4,244
US Dollar	119,294	156,687
Strong bolivar	20	43
Other currencies	1,947	1,082
Trade and other accounts receivable, current	976,144	1,378,837
Argentine peso	140,220	100,798
Brazilian real	218,926	528,404
Chilean peso	91,001	131,191
Colombian peso	6,717	9,021
Euro	40,750	38,764
US Dollar	351,391	369,774
Strong bolivar	1,797	4,895
Other currencies (*)	125,342	195,990
Accounts receivable, non-current	9,889	30,465
Brazilian real	512	761
Chilean peso	4,221	5,814
US Dollar	5,000	23,734
Other currencies (*)	156	156
Accounts receivable from related entities, current	392	308
Brazilian real	—	9
Chilean peso	302	299
Other currencies (*)	90	—
Total assets	2,663,631	3,134,393
Argentine peso	211,921	190,664
Brazilian real	817,295	1,075,640
Chilean peso	130,482	194,943
Colombian peso	19,603	26,615
Euro	49,024	52,647
US Dollar	1,253,930	1,295,409
Strong bolivar	47,719	68,174
Other currencies	133,657	230,301

(*)	See the composition of the others currencies in Note 8 Trade, other accounts receivable and non-current accounts receivable.

b)	Liabilities

Liabilities information is detailed in the table within Note 3 Financial risk management.

NOTE 8 - TRADE AND OTHER ACCOUNTS RECEIVABLE CURRENT, AND NON-CURRENT ACCOUNTS RECEIVABLE

	As of	As of
	September 30,	December 31,
	2015	2014
	ThUS$	ThUS$
	Unaudited
Trade accounts receivable	871,594	1,269,435
Other accounts receivable	177,613	210,909

Total trade and other accounts receivable	1,049,207	1,480,344
Less: Allowance for impairment loss	(63,174)	(71,042)

Total net trade and accounts receivable	986,033	1,409,302
Less: non-current portion – accounts receivable	(9,889)	(30,465)

Trade and other accounts receivable, current	976,144	1,378,837

The fair value of trade and other accounts receivable does not differ significantly from the book value.

The maturity of these accounts at the end of each period is as follows:

	As of	As of
	September 30,	December 31,
	2015	2014
	ThUS$	ThUS$
	Unaudited
Fully performing	739,796	1,088,364
Matured accounts receivable, but not impaired
Expired from 1 to 90 days	38,151	83,599
Expired from 91 to 180 days	18,012	11,521
More than 180 days overdue (*)	12,461	14,909

Total matured accounts receivable, but not impaired	68,624	110,029

Matured accounts receivable and impaired
Judicial, pre-judicial collection and protested documents	28,476	53,956
Debtor under pre-judicial collection process and portfolio sensitization	34,698	17,086

Total matured accounts receivable and impaired	63,174	71,042

Total	871,594	1,269,435

(*)	Value of this segment corresponds primarily to accounts receivable that were evaluated in their ability to recover, therefore not requiring a provision.

Currency balances that make up the Trade and other accounts receivable and non-current accounts receivable:

	As of	As of
	September 30,	December 31,
Currency	2015	2014
	ThUS$	ThUS$
	Unaudited
Argentine Peso	140,220	100,798
Brazilian Real	219,438	529,165
Chilean Peso	95,222	137,005
Colombian peso	6,717	9,021
Euro	40,750	38,764
US Dollar	356,391	393,508
Strong bolivar	1,797	4,895
Other currency (*)	125,498	196,146

Total	986,033	1,409,302

(*) Other currencies
Australian Dollar	13,634	15,243
Chinese Yuan	6,184	35,626
Danish Krone	3,785	8,814
Pound Sterling	33,869	33,624
Indian Rupee	105	1,887
Japanese Yen	3,405	4,635
Norwegian Kroner	7,580	16,516
Swiss Franc	6,382	5,701
Korean Won	7,976	25,203
New Taiwanese Dollar	4,801	10,323
Other currencies	37,777	38,574

Total	125,498	196,146

The Company records allowances when there is evidence of impairment of trade receivables. The criteria used to determine that there is objective evidence of impairment losses are the maturity of the portfolio, specific acts of damage (default) and specific market signals.

Maturity	Impairment
Judicial and pre-judicial collection assets	100%
Over 1 year	100%
Between 6 and 12 months	50%

Movement in the allowance for impairment loss of Trade and other accounts receivables:

Periods	Opening balance ThUS$	Write- offs ThUS$	(Increase) Decrease ThUS$	Closing balance ThUS$
From January 1 to September 30, 2014 (Unaudited)	(70,602)	2,398	(7,639)	(75,843)
From April 1 to December 31, 2014	(75,843)	4,466	335	(71,042)
From January 1 to September 30, 2015 (Unaudited)	(71,042)	613	7,255	(63,174)

Once pre-judicial and judicial collection efforts are exhausted, the assets are written off against the allowance. The Company only uses the allowance method rather than direct write-off, to ensure control.

Historic and current re-negotiations are not relevant and the policy is to analyze case by case in order to classify them according to the existence of risk, determining whether it is appropriate to re-classify accounts to pre-judicial recovery. If such re-classification is justified, an allowance is made for the account, whether overdue or falling due.

The maximum credit-risk exposure at the date of presentation of the information is the fair value of each one of the categories of accounts receivable indicated above.

	As of September 30, 2015 (Unaudited)			As of December 31, 2014
	Gross exposure	Gross	Exposure net	Gross exposure	Gross	Exposure net
	according to	impaired	of risk	according to	Impaired	of risk
	balance	exposure	concentrations	balance	exposure	concentrations
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade accounts receivable	871,594	(63,174)	808,420	1,269,435	(71,042)	1,198,393
Other accounts receivable	177,613	—	177,613	210,909	—	210,909

There are no relevant guarantees covering credit risk and these are valued when they are settled; no materially significant direct guarantees exist. Existing guarantees, if appropriate, are made through IATA.

NOTE 9 - ACCOUNTS RECEIVABLE FROM/PAYABLE TO RELATED ENTITIES

(a)	Accounts Receivable

					As of	As of
			Country		September 30,	December 31,
Tax No.	Related party	Relationship	of origin	Currency	2015	2014
					ThUS$	ThUS$
					Unaudited
78.591.370-1	Inversiones Costa Verde Ltda. y CPA.	Controller	Chile	CLP	1	—
78.591.370-1	Bethia S.A. and Subsidiaries	Others related parties	Chile	CLP	292	284
79.773.440-1	Transportes San Felipe S.A.	Others related parties	Chile	CLP	1	—
87.752.000-5	Granja Marina Tornagaleones S.A.	Others related parties	Chile	CLP	8	15
Foreign	Consultoría Administrativa Profesional	Others related parties	Mexico	MXN	90	—
Foreign	Prisma Fidelidade S.A.	Joint Venture	Brazil	BRL	—	9

	Total current assets				392	308

(b)	Accounts payable

					As of	As of
			Country		September 30,	December 31,
Tax No.	Related party	Relationship	of origin	Currency	2015	2014
					ThUS$	ThUS$
					Unaudited
65.216.000-K	Comunidad Mujer	Other related parties	Chile	CLP	10	2
78.591.370-1	Bethia S.A. and Subsidiaries	Other related parties	Chile	CLP	6	6
Foreign	Inversora Aeronaútica Argentina	Other related parties	Argentina	US$	22	27

	Total current liabilities				38	35

Transactions between related parties have been carried out on free-trade conditions between interested and duly-informed parties. The transaction times are between 30 and 45 days, and the nature of settlement of the transactions is monetary.

NOTE 10 - INVENTORIES

	As of	As of
	September 30,	December 31,
	2015	2014
	ThUS$	ThUS$
	Unaudited
Technical stock	167,680	229,313
Non-technical stock	35,832	36,726

Total production suppliers	203,512	266,039

The items included in this heading are spare parts and materials that will be used mainly in consumption in in-flight and maintenance services provided to the Company and third parties, which are valued at average cost, net of provision for obsolescence that as of September 30, 2015 amounts to ThUS$ 4,924 (ThUS$ 2,982 as of December 31, 2014). The resulting amounts do not exceed the respective net realizable values.

As of September 30, 2015, the Company recorded ThUS$ 122,248 (ThUS$ 133,529 as of September 30, 2014) within the income statement, mainly due to in-flight consumption and maintenance, which forms part of Cost of sales.

During the period of 2015 no reversals of write-downs resulting from an increase in net realizable value were recognized.

NOTE 11 - OTHER FINANCIAL ASSETS

The composition of Other financial assets is as follows:

	Current Assets		Non-current assets		Total Assets
	As of	As of	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2015	2014	2015	2014	2015	2014
	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $
	Unaudited		Unaudited		Unaudited
(a) Other financial assets
Private investment funds	501,205	480,777	—	—	501,205	480,777
Deposits in guarantee (aircraft)	28,139	8,458	59,743	70,155	87,882	78,613
Certificate of deposit (CBD)	—	18,293	—	—	—	18,293
Guarantees for margins of derivatives	3,274	92,556	—	—	3,274	92,556
Deposits in guarantee (loan)	—	—	2,560	11,116	2,560	11,116
Other investments	—	4,193	596	491	596	4,684
Domestic and foreign bonds	18,144	41,111	—	—	18,144	41,111
Other guarantees given	6,075	2,852	3,105	3,224	9,180	6,076

Subtotal of other financial assets	556,837	648,240	66,004	84,986	622,841	733,226

(b) Hedging assets
Interest accrued since the last payment date of Cross currency swap	1,036	377	—	—	1,036	377
Fair value of interest rate derivatives	—	1	—	—	—	1
Fair value of foreign currency derivatives (*)	13,965	—	—	—	13,965	—
Fair value of fuel price derivatives	16,353	1,783	—	—	16,353	1,783

Subtotal of hedging assets	31,354	2,161	—	—	31,354	2,161

(c) Derivatives not recognized as a hedge
Foreign currency derivatives not recognized as a hedge	85	—	—	—	85	—

Subtotal of hedging assets	85	—	—	—	85	—

Total Other Financial Assets	588,276	650,401	66,004	84,986	654,280	735,387

(*)	The foreign currency derivatives correspond to forward and combination of options.

The types of derivative hedging contracts maintained by the Company at the end of each period are presented in Note 18.

NOTE 12 - OTHER NON-FINANCIAL ASSETS

The composition of Other non-financial assets is as follows:

	Current assets		Non-current assets		Total Assets
	As of	As of	As of	As of	As of	As of
	September	December 31,	September 30,	December 31,	September 30,	December 31,
	2015	2014	2015	2014	2015	2014
	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $
	Unaudited		Unaudited		Unaudited
(a) Advance payments
Aircraft leases	32,555	26,039	31,845	26,201	64,400	52,240
Aircraft insurance and other	18,517	12,160	—	—	18,517	12,160
Others	18,236	17,970	41,888	36,450	60,124	54,420

Subtotal advance payments	69,308	56,169	73,733	62,651	143,041	118,820

(b) Other assets
Aircraft maintenance reserve (*)	101,446	31,108	74,543	123,588	175,989	154,696
Sales tax	168,599	155,795	54,697	64,652	223,296	220,447
Other taxes	4,150	3,513	—	—	4,150	3,513
Contributions to Société Internationale de Télécommunications Aéronautiques (“SITA”)	599	599	453	453	1,052	1,052
Judicial deposits	—	—	63,430	90,450	63,430	90,450
Others	—	687	1,182	1,019	1,182	1,706

Subtotal other assets	274,794	191,702	194,305	280,162	469,099	471,864

Total Other Non - Financial Assets	344,102	247,871	268,038	342,813	612,140	590,684

(*)	Aircraft maintenance reserves reflect prepayment deposits made by the group to lessors of certain aircraft under operating lease agreements in order to ensure that funds are available to support the scheduled heavy maintenance of the aircraft.

These amounts are calculated based on performance measures, such as flight hours or cycles, are paid periodically (usually monthly) and are contractually required to be repaid to the lessee upon the completion of the required maintenance of the leased aircraft. At the end of the lease term, any unused maintenance reserves are either returned to the Company in cash or used to offset amounts that we may owe the lessor as a maintenance adjustment.

In some cases (5 lease agreements), if the maintenance cost incurred by LATAM is less than the corresponding maintenance reserves, the lessor is entitled to retain those excess amounts at the time the heavy maintenance is performed. The Company periodically reviews its maintenance reserves for each of its leased aircraft to ensure that they will be recovered, and recognizes an expense if any such amounts are less than probable of being returned. Since the acquisition of TAM in June 2012, the cost of aircraft maintenance has been higher than the related maintenance reserves for all aircraft.

As of September 30, 2015, LATAM had ThUS$ 175,989 in maintenance reserves (ThUS$ 154,696 at December 31, 2014), corresponding to 10 aircraft out of a total fleet of 328 (12 aircraft out of a total fleet of 327 at December 31, 2014). All of the Company’s aircraft leases containing provisions for maintenance reserves will expire fully by 2017.

Aircraft maintenance reserves are classified as current or non-current depending on the dates when the related maintenance is expected to be performed (Note 2.23).

NOTE 13 - INVESTMENTS IN SUBSIDIARIES

(a)	Investments in subsidiaries

The Company has investments in companies recognized as investments in subsidiaries. All the companies defined as subsidiaries have been consolidated within the financial statements of LATAM Airlines Group S.A. and Subsidiaries. The consolidation also includes special-purpose entities.

Detail of significant subsidiaries and summarized financial information:

			Ownership
			As of	As of
	Country		September 30,	December 31,
	of	Functional	2015	2014
Name of significant subsidiary	incorporation	currency	%	%
			Unaudited
Lan Perú S.A.	Peru	US$	69.97858	69.97858
Lan Cargo S.A.	Chile	US$	99.89803	99.89803
Lan Argentina S.A.	Argentina	ARS	94.99055	94.99055
Transporte Aéreo S.A.	Chile	US$	99.89804	99.89804
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	Ecuador	US$	100.00000	100.00000
Aerovías de Integración Regional, AIRES S.A.	Colombia	COP	99.01646	99.01646
TAM S.A.	Brazil	BRL	99.99938	99.99938

The consolidated subsidiaries do not have significant restrictions for transferring funds to controller.

Summary financial information of significant subsidiaries

							Results for the period
	Statement of financial position as of September 30, 2015						ended September 30, 2015
	Total	Current	Non-current	Total	Current	Non-current		Net
Name of significant subsidiary	Assets	Assets	Assets	Liabilities	Liabilities	Liabilities	Revenue	Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited						Unaudited
Lan Perú S.A.	277,829	252,357	25,472	269,937	268,178	1,759	815,691	(1,793)
Lan Cargo S.A.	512,341	185,704	326,637	228,107	148,005	80,102	207,538	(56,973)
Lan Argentina S.A.	214,041	190,455	23,586	178,078	175,640	2,438	328,172	10,152
Transporte Aéreo S.A.	355,605	73,201	282,404	142,489	64,053	78,436	247,727	8,395
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	116,152	66,083	50,069	103,213	98,099	5,114	186,160	1,813
Aerovías de Integración Regional, AIRES S.A.	133,953	70,062	63,891	71,750	61,319	10,431	215,385	(28,670)
TAM S.A. (*)	4,839,717	1,484,526	3,355,191	4,345,979	1,797,507	2,548,472	3,601,767	(171,609)

							Results for the period
	Statement of financial position as of December 31, 2014						ended September 30, 2014
	Total	Current	Non-current	Total	Current	Non-current		Net
Name of significant subsidiary	Assets	Assets	Assets	Liabilities	Liabilities	Liabilities	Revenue	Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
							Unaudited
Lan Perú S.A.	239,470	214,245	25,225	228,395	226,784	1,611	840,740	(102)
Lan Cargo S.A.	575,979	250,174	325,805	234,772	119,111	115,661	204,867	(47,734)
Lan Argentina S.A.	233,142	206,503	26,639	201,168	198,593	2,575	323,258	(22,624)
Transporte Aéreo S.A.	367,570	80,090	287,480	147,278	59,805	87,473	268,861	(21,384)
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	126,472	78,306	48,166	116,040	111,718	4,322	189,897	(16,147)
Aerovías de Integración Regional, AIRES S.A.	131,324	38,751	92,573	61,736	49,577	12,159	304,338	(68,192)
TAM S.A. (*)	6,817,698	1,921,316	4,896,382	5,809,529	2,279,110	3,530,419	5,031,711	57,708

(b)	Non-controlling interest

			As of	As of	As of	As of
Equity		Country	September 30,	December 31,	September 30,	December 31,
	Tax No.	of origin	2015	2014	2015	2014
			%	%	ThUS $	ThUS $
			Unaudited		Unaudited
Lan Perú S.A	0-E	Peru	30.00000	30.00000	2,368	3,323
Lan Cargo S.A. and Subsidiaries	93.383.000	Chile	0.10605	0.10605	1,010	925
Inversiones Lan S.A. and Subsidiaries	96.575.810	Chile	0.00000	0.29000	—	5
Promotora Aérea Latinoamericana S.A. and Sub	0-E	Mexico	51.00000	51.00000	3,564	1,730
Inversora Cordillera S.A. and Subsidiaries	0-E	Argentina	4.22000	4.22000	(945)	195
Lan Argentina S.A.	0-E	Argentina	1.00000	1.00000	(142)	217
Americonsult de Guatemala S.A.	0-E	Guatemala	1.00000	1.00000	6	5
Americonsult Costa Rica S.A.	0-E	Costa Rica	1.00000	1.00000	11	6
Linea Aérea Carguera de Colombiana S.A.	0-E	Colombia	10.00000	10.00000	(493)	(826)
Aerolíneas Regionales de Integración Aires S.A.	0-E	Colombia	0.98307	0.98307	611	684
Transportes Aereos del Mercosur S.A.	0-E	Paraguay	5.02000	5.02000	957	825
Multiplus S.A.	0-E	Brazil	27.26000	27.26000	71,731	94,710

Total					78,678	101,799

			As of	As of	For the 9 months ended		For the 3 months ended
Incomes		Country	September 30,	December 31,	September 30,		September 30,
	Tax No.	of origin	2015	2014	2015	2014	2015	2014
			%	%	ThUS $	ThUS $	ThUS $	ThUS $
	Unaudited
Lan Perú S.A	0-E	Peru	30.00000	30.00000	(538)	(31)	114	3,837
Lan Cargo S.A. and Subsidiaries	93.383.000	Chile	0.10605	0.10605	(53)	(82)	(35)	(47)
Inversiones Lan S.A. and Subsidiaries	96.575.810	Chile	0.00000	0.29000	—	(1)	—	(2)
Promotora Aerea Latinoamericana S.A. and Sub	0-E	Mexico	51.00000	51.00000	1,829	(247)	322	59
Aerolane, Line as Aéreas Nacionales del Ecuado	0-E	Ecuador	28.05000	28.05000	—	(5,758)	—	63
Inversora Cordillera S.A. and Subsidiaries	0-E	Argentina	4.22000	4.22000	202	201	68	68
Lan Argentina S.A.	0-E	Argentina	1.00000	1.00000	44	44	15	15
Americonsult de Guatemala S.A.	0-E	Guatemala	1.00000	1.00000	1	2	—	2
Americonsult Costa Rica S.A.	0-E	Costa Rica	1.00000	1.00000	4	4	1	1
Linea Aérea Carguera de Colombiana S.A.	0-E	Colombia	10.00000	10.00000	332	(828)	379	(119)
Aerolíneas Regionales de Integración Aires S.A.	0-E	Colombia	0.98307	0.98307	(282)	(670)	(145)	(346)
Transportes Aereos del Mercosur S.A.	0-E	Paraguay	5.02000	5.02000	(26)	(111)	132	(142)
Multiplus S.A.	0-E	Brazil	27.26000	27.26000	27,721	28,790	9,004	11,592

Total					29,234	21,313	9,855	14,981

NOTE 14 - INTANGIBLE ASSETS OTHER THAN GOODWILL

The details of intangible assets are as follows:

	Classes of intangible assets		Classes of intangible assets
	(net)		(gross)
	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,
	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Airport slots	802,982	1,201,028	802,982	1,201,028
Loyalty program	267,644	400,317	267,644	400,317
Computer software	95,755	126,797	310,707	309,846
Developing software	68,206	74,050	68,206	74,050
Trademarks	52,074	77,887	52,074	77,887
Other assets	—	—	808	808

Total	1,286,661	1,880,079	1,502,421	2,063,936

Movement in Intangible assets other than goodwill:

	Computer			Trademarks	Other
	software	Developing	Airport	and loyalty	assets
	Net	software	slots (*)	program (*)	Net	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2014	143,124	46,075	1,361,807	542,221	81	2,093,308
Additions	12,562	42,094	—	—	—	54,656
Withdrawals	(1,214)	(2,669)	—	—	—	(3,883)
Transfer software	18,732	(21,036)	—	—	—	(2,304)
Foreing exchange	(2,466)	(1,812)	(60,228)	(23,981)	—	(88,487)
Amortization	(37,647)	—	—	—	—	(37,647)

Closing balance as of September 30, 2014 (Unaudited)	133,091	62,652	1,301,579	518,240	81	2,015,643

Opening balance as of October 1, 2014	133,091	62,652	1,301,579	518,240	81	2,015,643
Additions	4,340	18,900	—	—	—	23,240
Withdrawals	(151)	(907)	—	—	—	(1,058)
Transfer software	3,619	(3,503)	—	—	—	116
Foreing exchange	(4,297)	(3,092)	(100,551)	(40,036)	—	(147,976)
Amortization	(9,805)	—	—	—	(81)	(9,886)

Closing balance as of December 31, 2014	126,797	74,050	1,201,028	478,204	—	1,880,079

Opening balance as of January 1, 2015	126,797	74,050	1,201,028	478,204	—	1,880,079
Additions	4,218	27,289	—	—	—	31,507
Withdrawals	(3,429)	—	—	—	—	(3,429)
Transfer software	15,552	(15,750)	—	—	—	(198)
Foreing exchange	(15,480)	(17,383)	(398,046)	(158,486)	—	(589,395)
Amortization	(31,903)	—	—	—	—	(31,903)

Closing balance as of September 30, 2015 (Unaudited)	95,755	68,206	802,982	319,718	—	1,286,661

The amortization of the period is shown in the consolidated statement of income in administrative expenses. The accumulated amortization of computer programs as of September 30, 2015 amounts to ThUS$ 214,952 (ThUS$ 183,049 as of December 31, 2014). The accumulated amortization of other identifiable intangible assets as of September 30, 2015 amounts to ThUS$ 808 (ThUS$ 808 as of December 31, 2014).

(*) See Note 2.5

NOTE 15 - GOODWILL

The Goodwill amount at September 30, 2015 is ThUS$ 2,244,869 (ThUS$ 3,313,401 at December 31, 2014).

The Company has two cash- generating units (CGUs), confirming the existence of two cash- generating units: “Air transportation” and, “Coalition and loyalty program Multiplus”; consistent with this, at December 31, 2014 was performed impairment tests based on value in use and no impairment was identified. These tests are done at least once per year.

At December 31, 2014, the recoverable amounts of cash generating units have been determined from estimated cash flows by the Administration. The main assumptions used are disclosed as follows:

		Air transportation	Coalition and loyalty
		CGU	program Multiplus CGU (2)
Annual growth rate (Terminal)%		1.5 and 2.5	4.7 and 5.7
Exchange rate (1)	R$/US$	2.7 and 3.62	2.7 and 3.62
Discount rate based on the weighted average cost of capital (WACC)%		9.8 and 10.8	—
Discount rate based on cost of equity (CoE)%		—	18.0 and 24.0
Fuel Price from futures price curves commodities markets	US$/barril	90	—

(1) In line with the expectations of the Central Bank of Brazil

Given the expectation of growth and the long investment cycles characteristic of the industry, projections of ten years are used.

The result of the impairment test, which includes a sensitivity analysis of the main variables, showed that the estimated recoverable amount is higher than carrying value of the book value of net assets allocated to the cash generating unit, and therefore impairment was not detected.

The sensitivity analysis included individual impact of variations in the key assumptions with impact on the determination of the recoverable amounts, namely:

			Decrease
	Increase	Increase	Minimum
	Maximum	Maximum	terminal
	WACC	CoE	growth rate
	%	%	%
Air transportation CGU	10.8	—	1.5
Coalition and loyalty program Multiplus CGU	—	24.0	4.7

In none of the previous cases impairment in the cash- generating unit was presented.

In June 2015, changes in economic conditions in the region as well as the Company’s share price, gave rise to impairment indicators requiring an early assessment of possible impairment of the CGU Air Transport. Management determined as a result of this assessment that there was no impairment.

The main assumptions used are disclosed as follows:

CGU
Annual growth rate (Terminal)%		1.5 and 2.5
Exchange rate (1)	R$/US$	3.2 and 3.85
Discount rate based on the weighted average cost of capital (WACC)%		10.1 and 10.8
Discount rate based on cost of equity (CoE)%		—
Fuel Price from futures price curves commodities markets	US$/barril	74.2 and 90

(1)	In line with the expectations of the Central Bank of Brazil

Given the expectation of growth and the long investment cycles characteristic of the industry, projections of ten years are used.

At September 30, 2015, there have not been any new indications of impairment requiring an impairment test.

Movement of Goodwill, separated by CGU:

		Coalition
		and loyalty
	Air	program
	Transport	Multiplus	Total
	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2014	2,985,037	742,568	3,727,605
Increase (decrease) due to exchange rate differences	(129,567)	(32,842)	(162,409)

Closing balance as of September 30, 2014 (Unaudited)	2,855,470	709,726	3,565,196

Opening balance as of October 1, 2014	2,855,470	709,726	3,565,196
Increase (decrease) due to exchange rate differences	(230,804)	(54,828)	(285,632)
Others	33,837	—	33,837

Closing balance as of December 31, 2014	2,658,503	654,898	3,313,401

Opening balance as of January 1, 2015	2,658,503	654,898	3,313,401
Increase (decrease) due to exchange rate differences	(851,485)	(217,047)	(1,068,532)

Closing balance as of September 30, 2015 (Unaudited)	1,807,018	437,851	2,244,869

NOTE 16 - PROPERTY, PLANT AND EQUIPMENT

The composition by category of Property, plant and equipment is as follows:

	Gross Book Value		Accumulated depreciation		Net Book Value
	As of	As of	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2015	2014	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Construction in progress	1,093,583	937,279	—	—	1,093,583	937,279
Land	44,762	57,988	—	—	44,762	57,988
Buildings	126,055	249,361	(39,990)	(82,355)	86,065	167,006
Plant and equipment	8,841,493	8,660,352	(1,891,716)	(1,770,560)	6,949,777	6,889,792
Own aircraft	8,326,213	7,531,526	(1,700,300)	(1,407,704)	6,625,913	6,123,822
Other	515,280	1,128,826	(191,416)	(362,856)	323,864	765,970
Machinery	35,579	65,832	(20,199)	(42,099)	15,380	23,733
Information technology equipment	156,415	188,208	(114,395)	(137,199)	42,020	51,009
Fixed installations and accessories	175,642	97,090	(88,439)	(53,307)	87,203	43,783
Motor vehicles	95,788	95,981	(62,107)	(53,452)	33,681	42,529
Leasehold improvements	118,490	144,230	(66,837)	(87,707)	51,653	56,523
Other property, plants and equipment	3,617,495	4,522,589	(1,463,609)	(2,019,155)	2,153,886	2,503,434
Financial leasing aircraft	3,469,132	4,365,247	(1,429,645)	(1,985,458)	2,039,487	2,379,789
Other	148,363	157,342	(33,964)	(33,697)	114,399	123,645

Total	14,305,302	15,018,910	(3,747,292)	(4,245,834)	10,558,010	10,773,076

(*)	It includes pre-delivery payments to aircraft manufacturers for ThUS$ 944,582 (ThUS$ 816,324 as of December 31, 2015)
(**)	Mainly considers rotable and tools.

(a)	The movement in the different categories of Property, plant and equipment from January 1, 2014 to September 30, 2015 is shown below:

	Construction in progress	Land	Buildings net	Plant and equipment net		Information technology equipment net	Fixed installations & accessories net	Motor vehicles net	Leasehold improvements net	Other property, plant and equipment net	Property, Plant and equipment net
	ThUS$	ThUS$	ThUS$	ThUS$		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2014	858,650	59,352	171,785	6,807,118		46,219	50,592	1,744	16,769	2,970,557	10,982,786

Additions	17,612	—	10,720	681,503		17,400	1,802	1,468	—	116,828	847,333
Disposals	—	—	—	(570,917	)(*)	(40)	—	—	—	(328)	(571,285)
Retirements	(310)	—	(142)	(20,323)		(181)	(223)	(53)	(2,874)	(31,246)	(55,352)
Depreciation expenses	—	—	(10,340)	(319,890)		(12,494)	(6,709)	(375)	(14,664)	(224,926)	(589,398)
Foreign exchange	1,314	(1,800)	(4,912)	(23,118)		(1,639)	(942)	(100)	—	(31,855)	(63,052)
Other increases (decreases)	46,210	—	2,767	149,346		1,950	3,212	34	58,931	(207,471)	54,979

Changes, total	64,826	(1,800)	(1,907)	(103,399)		4,996	(2,860)	974	41,393	(378,998)	(376,775)

Closing balance as of September 30, 2014 (Unaudited)	923,476	57,552	169,878	6,703,719		51,215	47,732	2,718	58,162	2,591,559	10,606,011

Opening balance as of October 1, 2014	923,476	57,552	169,878	6,703,719		51,215	47,732	2,718	58,162	2,591,559	10,606,011

Additions	12,368	3,440	5,916	532,779		4,839	388	118	—	37,221	597,069
Disposals	—	—	—	(89,212)		(17)	—	(4)	—	—	(89,233)
Retirements	(395)	—	(261)	(19,140)		(24)	(7)	—	2,824	(3,036)	(20,039)
Depreciation expenses	—	—	(3,640)	(112,077)		(4,395)	(2,190)	(666)	(4,463)	(61,107)	(188,538)
Foreign exchange	(581)	(3,004)	(7,429)	(36,839)		(1,956)	(567)	430	—	(78,872)	(128,818)
Other increases (decreases)	2,411	—	2,542	(25,141)		1,347	(1,573)	(631)	—	17,669	(3,376)

Changes, total	13,803	436	(2,872)	250,370		(206)	(3,949)	(753)	(1,639)	(88,125)	167,065

Closing balance as of December 31, 2014	937,279	57,988	167,006	6,954,089		51,009	43,783	1,965	56,523	2,503,434	10,773,076

Opening balance as of January 1, 2015	937,279	57,988	167,006	6,954,089		51,009	43,783	1,965	56,523	2,503,434	10,773,076

Additions	26,970	—	—	706,106		9,978	1,334	228	11,408	44,141	800,165
Disposals	—	—	(500)	(73,019)		(26)	—	(6)	—	(11)	(73,562)
Retirements	(38)	—	—	(26,188)		(87)	(207)	(4)	—	(5,876)	(32,400)
Depreciation expenses	—	—	(6,385)	(382,418)		(12,578)	(8,155)	(280)	(10,751)	(134,464)	(555,031)
Foreign exchange	104	(12,160)	(19,311)	(151,242)		(5,946)	(12,442)	(453)	(2,458)	(243,467)	(447,375)
Other increases (decreases)	129,268	(1,066)	(54,745)	(30,248)		(330)	62,890	308	(3,069)	(9,871)	93,137

Changes, total	156,304	(13,226)	(80,941)	42,991		(8,989)	43,420	(207)	(4,870)	(349,548)	(215,066)

Closing balance as of September 30, 2015 (Unaudited)	1,093,583	44,762	86,065	6,997,080		42,020	87,203	1,758	51,653	2,153,886	10,558,010

(*)	During the first half of 2014 four Boeing 777-300ER aircraft were sold and subsequently leased.

(b) Composition of the fleet:

		Aircraft included
		in the Company’s Property,				Operating		Total
		plant and equipment				leases		fleet
Aircraft	Model	As of September 30, 2015		As of December 31, 2014		As of September 30, 2015	As of December 31, 2014	As of September 30, 2015		As of December 31, 2014
		Unaudited				Unaudited		Unaudited
Boeing 767	300ER	34		34		4	4	38		38
Boeing 767	300F	8	(2)	8	(1)	3	3	11	(2)	11	(1)
Boeing 777	300ER	4		4		6	6	10		10
Boeing 777	Freighter	2		2		2	2	4		4
Boeing 787	800	6		6		4	4	10		10
Boeing 787	900	2		—		4	—	6		—
Airbus A319	100	39		40		12	12	51		52
Airbus A320	200	95		95		60	63	155		158
Airbus A321	200	21		18		10	3	31		21
Airbus A330	200	8		8		2	5	10		13
Airbus A340	300	—		3		—	—	—		3
Bombardier	Dhc8-200	—		2		2	5	2		7
Total		219		220		109	107	328		327

(1)	Two aircraft leased to FEDEX
(2)	Two aircraft leased to FEDEX

(c) Method used for the depreciation of Property, plant and equipment:

	Method	Useful life
		minimum	maximum
Buildings	Straight line without residual value	20	50
Plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet.(*)	5	20
Information technology equipment	Straight line without residual value	5	10
Fixed installations and accessories	Straight line without residual value	10	10
Motor vehicle	Straight line without residual value	10	10
Leasehold improvements	Straight line without residual value	5	5
Other property, plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet.(*)	10	20

(*)	Except for certain technical components, which are depreciated on the basis of cycles and flight hours.

The aircraft with remarketing clause (**) under modality of financial leasing, which are depreciated according to the duration of their contracts, between 12 and 18 years. Its residual values are estimated according to market value at the end of such contracts.

(**)	Aircraft with remarketing clause are those that are required to sell at the end of the contract.

The depreciation charged to income in the period, which is included in the consolidated statement of income, amounts to ThUS$ 555,031 (ThUS$ 589,398 at September 30, 2014). Depreciation charges for the year are recognized in Cost of sales and administrative expenses in the consolidated statement of income.

(d) Additional information regarding Property, plant and equipment:

(i) Property, plant and equipment pledged as guarantee:

In the period ended September 30, 2015, direct guarantees by three Airbus A321-200 aircraft and two Boeing 787-9 aircraft were added. Additionally, as a result of the transfer plan fleet of TAM Linhas Aéreas S.A. to LATAM Airlines Group S.A. the direct guarantee of one Airbus A320-200 aircraft was added.

Description of Property, plant and equipment pledged as guarantee:

			As of		As of
			September 30,		December 31,
			2015		2014
Creditor of guarantee	Assets committed	Fleet	Existing Debt	Book Value	Existing Debt	Book Value
			ThUS$	ThUS$	ThUS$	ThUS$
			Unaudited
Wilmington Trust Company	Aircraft and engines	Airbus A321	79,106	102,196	—	—
		Boeing 767	931,001	1,236,034	1,001,311	1,277,357
		Boeing 777/787	624,610	729,864	452,622	518,788
Banco Santander S.A.	Aircraft and engines	Airbus A319	60,481	96,785	66,318	100,485
		Airbus A320	539,887	767,151	585,008	788,706
		Airbus A321	37,192	45,842	39,739	45,161
BNP Paribas	Aircraft and engines	Airbus A319	159,850	233,524	174,714	238,103
		Airbus A320	149,746	196,026	162,304	207,881
Credit Agricole	Aircraft and engines	Airbus A319	42,341	112,206	55,797	121,038
		Airbus A320	125,996	219,695	157,514	219,460
		Airbus A321	53,039	101,348	60,288	63,939
JP Morgan	Aircraft and engines	Boeing 777	220,852	266,902	237,463	278,169
Wells Fargo	Aircraft and engines	Airbus A320	286,149	353,303	305,949	360,064
Bank of Utah	Aircraft and engines	Airbus A320	244,965	317,512	259,260	327,094
Natixis	Aircraft and engines	Airbus A320	58,736	83,378	48,814	55,946
		Airbus A321	421,994	548,636	405,416	488,198
Citibank N. A.	Aircraft and engines	Airbus A320	131,040	176,257	142,591	146,535
		Airbus A321	51,075	75,091	55,836	59,452
HSBC	Aircraft and engines	Airbus A320	54,948	65,138	59,005	59,342
KfW IPEX-Bank	Aircraft and engines	Airbus A320	14,234	17,042	16,088	17,516
PK AirFinance US, Inc.	Aircraft and engines	Airbus A320	64,363	48,068	69,721	70,102

Total direct guarantee			4,351,605	5,791,998	4,355,758	5,443,336

The amounts of existing debt are presented at nominal value. Book value corresponds to the carrying value of the goods provided as guarantees.

Additionally, there are indirect guarantees related to assets recorded in Property, plant and equipment whose total debt at September 30, 2015 amounted to ThUS$ 1,382,965 (ThUS$ 1,626,257 at December 31, 2014). The book value of assets with indirect guarantees as of September 30, 2015 amounts to ThUS$ 2,017,657 (ThUS$ 2,335,135 as of December 31, 2014).

(ii)	Commitments and others

Fully depreciated assets and commitments for future purchases are as follows:

	As of	As of
	September 30,	December 31,
	2015	2014
	ThUS$	ThUS$
Gross book value of fully depreciated property, plant and equipment still in use	130,587	138,960
Commitments for the acquisition of aircraft (*)	20,800,000	21,500,000

(*)	According to the manufacturer’s price list.

Purchase commitment of aircraft

	Year of delivery
Manufacturer	2015	2016	2017	2018	2019	2020	2021	Total
Airbus S.A.S.	6	23	26	25	13	14	7	114

A320-NEO	—	2	18	16	8	8	—	52
A321	5	15	—	—	—	—	—	20
A321-NEO	—	—	—	6	—	4	5	15
A350	1	6	8	3	5	2	2	27

The Boeing Company	1	4	1	4	6	—	—	16

B777	—	—	—	—	2	—	—	2
B787-8	—	—	—	—	4	—	—	4
B787-9	1	4	1	4	—	—	—	10

Total	7	27	27	29	19	14	7	130

In July 2014 the cancellation of 4 Airbus A320 was signed and changing 12 Airbus A320 aircraft for 12 Airbus A320 NEO aircraft. In December 2014 a contract was signed changing 4 Airbus A320 aircraft for 4 Airbus A320 NEO aircraft and changing 9 Airbus A321 aircraft for 9 Airbus A321 NEO aircraft. In September 2015 the change of 6 Airbus A350-900 aircraft for 6 Airbus A350-1000 aircraft was signed.

At September 30, 2015, as a result of the different aircraft purchase agreements signed with Airbus S.A.S., 87 aircraft Airbus A320 family, with deliveries between 2015 and 2021, and 27 Airbus aircraft A350 family with delivery dates starting from 2015 remain to be receive.

The approximate amount is ThUS$ 17,100,000, according to the manufacturer’s price list. Additionally, the Company has valid purchase options for 5 Airbus A350 aircraft.

In April 2015 the change of 8 Boeing 787-8 aircraft for 8 Boeing 787-8 aircraft was signed.

As of September 30, 2015, and as a result of different aircraft purchase contracts signed with The Boeing Company, a total of 14 787 Dreamliner aircraft, with delivery dates between 2015 and 2019, and two 777 with delivery expected for 2019 remain to receive. Additionally, the Company has valid purchase options for 15 787 Dreamliner aircraft.

The approximate amount, according to the manufacturer’s price list, is ThUS$ 3,700,000.

(iii)	Capitalized interest costs with respect to Property, plant and equipment.

		For the periods ended
		September 30,
		2015	2014
		Unaudited
Average rate of capitalization of capitalized interest costs	%	2.92	3.38
Costs of capitalized interest	ThUS$	15,835	15,464

(iv)	Financial leases

The detail of the main financial leases is as follows:

			As of	As of
			September 30,	December 31,
Lessor	Aircraft	Model	2015	2014
			Unaudited
Agonandra Statutory Trust	Airbus A319	100	—	4
Agonandra Statutory Trust	Airbus A320	200	2	2
Becacina Leasing LLC	Boeing 767	300ER	1	1
Caiquen Leasing LLC	Boeing 767	300F	1	1
Cernicalo Leasing LLC	Boeing 767	300F	2	2
Chirihue Leasing Trust	Boeing 767	300F	2	2
Cisne Leasing LLC	Boeing 767	300ER	2	2
Codorniz Leasing Limited	Airbus A319	100	2	2
Conure Leasing Limited	Airbus A320	200	2	2
Flamenco Leasing LLC	Boeing 767	300ER	1	1
FLYAFI1 S.R.L.	Boeing 777	300ER	1	1
FLYAFI2 S.R.L.	Boeing 777	300ER	1	1
FLYAFI3 S.R.L.	Boeing 777	300ER	1	1
Forderum Holding B.V. (GECAS)	Airbus A320	200	2	2
Garza Leasing LLC	Boeing 767	300ER	1	1
General Electric Capital Corporation	Airbus A330	200	3	3
Intraelo BETA Corportation (KFW)	Airbus A320	200	1	1
Juliana Leasing Limited	Airbus A320	200	2	2
Linnet Leasing Limited	Airbus A320	200	—	4
Loica Leasing Limited	Airbus A319	100	2	2
Loica Leasing Limited	Airbus A320	200	2	2
Mirlo Leasing LLC	Boeing 767	300ER	1	1
NBB Rio de Janeiro Lease CO and Brasilia Lease LLC (BBAM)	Airbus A320	200	1	1
NBB São Paulo Lease CO. Limited (BBAM)	Airbus A321	200	1	1
Osprey Leasing Limited	Airbus A319	100	8	8
Petrel Leasing LLC	Boeing 767	300ER	1	1
Pilpilen Leasing Limited	Airbus A320	200	4	—
Pochard Leasing LLC	Boeing 767	300ER	2	2
Quetro Leasing LLC	Boeing 767	300ER	3	3
SG Infraestructure Italia S.R.L.	Boeing 777	300ER	1	1
SL Alcyone LTD (Showa)	Airbus A320	200	1	1
TMF Interlease Aviation B.V.	Airbus A320	200	—	1
TMF Interlease Aviation B.V.	Airbus A330	200	1	1
TMF Interlease Aviation II B.V.	Airbus A319	100	5	5
TMF Interlease Aviation II B.V.	Airbus A320	200	2	2
Tricahue Leasing LLC	Boeing 767	300ER	3	3
Wacapou Leasing S.A	Airbus A320	200	1	1

Total			66	71

Financial leasing contracts where the Company acts as the lessee of aircrafts establish duration between 12 and 18 year terms and semi-annual, quarterly and monthly payments of obligations.

Additionally, the lessee will have the obligation to contract and maintain active the insurance coverage for the aircraft, perform maintenance on the aircraft and update the airworthiness certificates at their own cost.

Fixed assets acquired under financial leases are classified as Other property, plant and equipment. As of September 30, 2015 the Company had sixty six aircraft (seventy one aircraft as of December 31, 2014).

As of September 30, 2015, as a result of the transfer plan fleet of TAM Linhas Aéreas S.A. to LATAM Airlines Group S.A., the Company reduces its number of aircraft leasing in four Airbus A319-100 and one Airbus A320-200 aircraft.

The book value of assets under financial leases as of September 30, 2015 amounts to ThUS$ 2,039,487 (ThUS$ 2,379,789 as of December 31, 2014).

The minimum payments under financial leases are as follows:

	As of September 30, 2015 (Unaudited)			As of December 31, 2014
	Gross		Present	Gross		Present
	Value	Interest	Value	Value	Interest	Value
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
No later than one year	366,562	(47,831)	318,731	403,840	(48,197)	355,643
Between one and five years	933,414	(74,057)	859,357	1,121,190	(97,909)	1,023,281
Over five years	179,171	1,720	180,891	261,877	(6,409)	255,468

Total	1,479,147	(120,168)	1,358,979	1,786,907	(152,515)	1,634,392

NOTE 17 - CURRENT AND DEFERRED TAXES

In the period ended September 30, 2015, the income tax provision was calculated at the rate of 22.5% for the business year 2015, in accordance with the recently enacted Law No. 20,780 published in the Official Journal of the Republic of Chile on September 29, 2014.

Among the main changes is the progressive increase of the First Category Tax which will reach 27% in 2018 if the “Partially Integrated Taxation System”(*) is chosen. Alternatively, if the Company chooses the “Attributed Income Taxation System”(*) the top rate would reach 25% in 2017.

As LATAM Airlines Group S.A. is a public company, by default it must choose the “Partially Integrated Taxation System”, unless a future Extraordinary Meeting of Shareholders of the Company agrees, by a minimum of 2/3 of the votes, to choose the “Attributed Income Taxation System”. This decision must be taken at the latest in the last quarter of 2016.

The effects of the updating of deferred tax assets and liabilities according to rates changes introduced by Law No. 20,780 depending on their period back were recorded on income for the business year 2014. The total effect on income was ThUS $ 150,210, which is explained by an increase in deferred tax assets of ThUS$ 87 and an increase in deferred tax liabilities of ThUS$ 145,253 and an increase in equity by deferred tax of ThUS$ 5,044. The net effect on the assets and liabilities by deferred tax was an increase on liabilities for ThUS$ 145,166.

Deferred tax assets and liabilities are offset if there is a legal right to offset assets and liabilities for income taxes relating to the same entity and tax authority.

(*)	The Partially Integrated Taxation System is one of the tax regimes approved through the Tax Reform previously mentioned, which is based on the taxation by the perception of profits and the Attributed Income Taxation System is based on the taxation by the accrual of profits.

(a)	Current taxes

(a.1)	The composition of the current tax assets is the following:

	Current assets		Non-current assets		Total assets
	As of September 30, 2015	As of December 31, 2014	As of September 30, 2015	As of December 31, 2014	As of September 30, 2015	As of December 31, 2014
	ThUS$ Unaudited	ThUS$	ThUS$ Unaudited	ThUS$	ThUS$ Unaudited	ThUS$
Provisional monthly payments (advances)	45,756	68,752	—	—	45,756	68,752
Other recoverable credits	25,713	31,956	25,628	17,663	51,341	49,619

Total current tax assets	71,469	100,708	25,628	17,663	97,097	118,371

(a.2)	The composition of the current tax liabilities are as follows:

	Current liabilities		Non-current liabilities		Total liabilities
	As of September 30, 2015	As of December 31, 2014	As of September 30, 2015	As of December 31, 2014	As of September 30, 2015	As of December 31, 2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Income tax provision	19,067	16,712	—	—	19,067	16,712
Additional tax provision	377	1,177	—	—	377	1,177

Total current tax liabilities	19,444	17,889	—	—	19,444	17,889

(b)	Deferred taxes

The balances of deferred tax are the following:

	Assets		Liabilities
	As of	As of	As of	As of
Concept	September 30,	December 31,	September 30,	December 31,
	2015	2014	2015	2014
	Unaudited		Unaudited
	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	(17,489)	(23,675)	1,029,180	847,965
Leased assets	(87,141)	(102,457)	109,391	83,318
Amortization	(29,196)	(31,750)	92,797	128,350
Provisions	227,303	416,153	(46,550)	65,076
Revaluation of financial instruments	530	270	(9,581)	(12,536)
Tax losses	226,818	151,569	(725,441)	(571,180)
Revaluation property, plant and equipment	—	—	(4,011)	(5,999)
Intangibles	—	—	349,852	523,275
Others	(12,647)	(2,787)	4,124	(6,375)

Total	308,178	407,323	799,761	1,051,894

The balance of deferred tax assets and liabilities are composed primarily of temporary differences to be reversed in the long term.

Movements of Deferred tax assets and liabilities

(a)	From January 1 to September 30, 2014

	Opening	Recognized in	Recognized in	Exchange	Effect from		Ending
	balance	consolidated	comprehensive	rate	change in		balance
	Assets /(liabilities)	income	income	variation	tax rate	Others	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	(574,997)	(59,308)	—	1,339	(225,595)	—	(858,561)
Leased assets	(193,762)	12,675	—	1,224	(43,029)	—	(222,892)
Amortization	(124,357)	(18,448)	—	722	(16,050)	—	(158,133)
Provisions	525,241	(101,467)	—	(19,888)	(21,812)	—	382,074
Revaluation of financial instruments	16,070	(20,57)	16,205	(499)	3,763	—	14,882
Tax losses (*)	551,528	214,324	—	(5,232)	163,596	—	924,216
Revaluation property, plant and equipment	18,544	(9,835)	—	(2,308)	—	—	6,401
Intangibles	(593,325)	—	—	26,241	—	—	(567,084)
Others	10,792	23,321	—	(8,795)	(6,039)	(6,806)	12,473

Total	(364,266)	40,605	16,205	(7,196)	(145,166)	(6,806)	(466,624)

(b)	From October 1 to December 31, 2014

	Opening balance Assets/(liabilities)	Recognized in consolidated income	Recognized in comprehensive income	Exchange rate variation	Others	Ending balance Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	(858,561)	(15,315)	—	2,236	—	(871,640)
Leased assets	(222,892)	35,074	—	2,043	—	(185,775)
Amortization	(158,133)	(3,173)	—	1,206	—	(160,100)
Provisions	382,074	2,205	—	(33,202)	—	351,077
Revaluation of financial instruments	14,882	(33,018)	31,774	(832)	—	12,806
Tax losses (*)	924,216	(66,526)	—	(8,736)	(126,205)	722,749
Revaluation property, plant and equipment	6,401	3,451	—	(3,853)	—	5,999
Intangibles	(567,084)	—	—	43,809	—	(523,275)
Others	12,473	(9,866)	—	(17,405)	18,386	3,588

Total	(466,624)	(87,168)	31,774	(14,734)	(107,819)	(644,571)

(c)	From January 1 to September 30, 2015

	Opening balance Assets/(liabilities)	Recognized in consolidated income	Recognized in comprehensive income	Exchange rate variation	Others	Ending balance Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	(871,640)	(183,881)	—	8,852	—	(1,046,669)
Leased assets	(185,775)	(18,844)	—	8,087	—	(196,532)
Amortization	(160,100)	33,333	—	4,774	—	(121,993)
Provisions	351,077	54,213	—	(131,437)	—	273,853
Revaluation of financial instruments	12,806	28,743	(28,143)	(3,295)	—	10,111
Tax losses (*)	722,749	264,091	—	(34,581)	—	952,259
Revaluation property, plant and equipment	5,999	13,265	—	(15,253)	—	4,011
Intangibles	(523,275)	—	—	173,423	—	(349,852)
Others	3,588	(1,769)	—	(24,774)	6,184	(16,771)

Total	(644,571)	189,151	(28,143)	(14,204)	6,184	(491,583)

(*)	In relation to the Tax Recovery Program (REFIS), established in Law No. 11,941/09, the Provisional Measure No. 651/2014 approved by the Brazilian National Congress and signed into Law No. 13,043/14, in its Section VIII, Article 33, establishes that taxpayers that have tax debts can anticipate paying their tax debt by using tax credits related to tax loss carryforwards up to an amount of 70% of the total debt if they pay the other 30% in cash. The Company adhered to the program and paid its debt through this mechanism.

Therefore, during the business year 2014 the company TAM Linhas Aéreas S.A. decreased its liability associated with the REFIS program using its deferred tax assets related to its tax loss of ThUS $ 126,205 at September 30, 2015, generating no effect on the outcome of tax.

Deferred tax assets not recognized:

	As of September 30, 2015	As of December 31, 2014
	ThUS$	ThUS$
	Unaudited
Tax losses	—	2,781

Total Deferred tax assets not recognized	—	2,781

Deferred tax assets on tax loss carry-forwards, are recognized to the extent that it is likely to provide relevant tax benefit through future taxable profits. During the business year 2015, the Company has not ceased to recognize deferred tax assets (ThUS$ 2,781 at December 31, 2014 according with a loss of ThUS$ 11,620 at December 31, 2014) to offset against future years tax benefits.

Deferred tax expense and current income taxes:

	For the 9 months ended		For the 3 months ended
	September 30,		September 30,
	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Current tax expense
Current tax expense	69,672	67,114	28,163	25,780
Adjustment to previous period’s current tax	322	(1,724)	279	(2,128)

Total current tax expense, net	69,994	65,390	28,442	23,652

Deferred tax expense
Deferred expense for taxes related to the creation and reversal of temporary differences	(189,151)	105,518	(110,646)	122,452
Reduction (increase) in value of deferred tax assets during the evaluation of its usefulness	—	4,087	—	—
Total deferred tax expense, net	(189,151)	109,605	(110,646)	122,452

Income tax expense	(119,157)	174,995	(82,204)	146,104

Composition of income tax expense (income):

	For the 9 months ended		For the 3 months ended
	September 30,		September 30,
	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Current tax expense, net, foreign	68,044	64,431	27,713	22,048
Current tax expense, net, Chile	1,950	959	729	1,604

Total current tax expense, net	69,994	65,390	28,442	23,652

Deferred tax expense, net, foreign	(171,035)	83,866	(95,815)	43,026
Deferred tax expense, net, Chile	(18,116)	25,739	(14,831)	79,426

Deferred tax expense, net, total	(189,151)	109,605	(110,646)	122,452

Income tax expense	(119,157)	174,995	(82,204)	146,104

Profit before tax by the legal tax rate in Chile (22.5% and 21% at September 30, 2015 and 2014, respectively)

	For the 9 months ended			For the 3 months ended
	September 30,			September 30,
	2015		2014	2015		2014
	ThUS$		ThUS$	%		%
	Unaudited			Unaudited
Tax expense using the legal rate	(72,489	)(*)	(38,490)	22.50	(*)	21.00
Tax effect by change in tax rate	—		150,210 (*)	—		(81.95)
Tax effect of rates in other jurisdictions	(24,946)		(5,482)	7.74		2.99
Tax effect of non-taxable operating revenues	(48,029)		(32,945)	14.91		17.97
Tax effect of disallowable expenses	26,825		99,734	(8.33)		(54.41)
Other increases (decreases) in legal tax charge	(518)		1,968	0.16		(1.07)

Total adjustments to tax expense using the legal rate	(46,668)		213,485	14.48		(116.47)

Tax expense using the effective rate	(119,157)		174,995	36.98		(95.47)

(*)	On September 29, 2014, Law No. 20,780 “Amendment to the system of income taxation and introduces various adjustments in the tax system.” was published in the Official Journal of the Republic of Chile. Within major tax reforms that this law contains, the First- Category Tax rate is gradually modified from 2014 to 2018 and should be declared and paid in tax year 2015.

Thus, at December 31, 2014, the Company recognized a loss ThUS$ 150,210 as a result of the rate increase.

Deferred taxes related to items charged to net equity:

	For the 9 months ended		For the 3 months ended
	September 30,		September 30,
	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Aggregate deferred taxation of components of other comprehensive income	(28,143)	8,453	8,252	3,207
Tax effect by change legal tax rate in other comprehensive income (*)	—	7,752	—	7,752
Aggregate deferred taxation related to items charged to net equity	2,139	(2,581)	713	(861)
Tax effect by change legal tax rate in net equity (*)	—	(2,708)	—	(2,708)

(*) Correspond to the tax by tax rate increases Law No. 20,780, tax reform, published in the Official Journal of the Republic of Chile on September 29, 2014.

NOTE 18 - OTHER FINANCIAL LIABILITIES

The composition of Other financial liabilities is as follows:

	As of	As of
	September 30,	December 31,
	2015	2014
	ThUS$	ThUS$
	Unaudited
Current
(a) Interest bearing loans	1,496,273	1,397,382
(b) Derivatives not recognized as a hedge	—	1,190
(c) Hedge derivatives	132,805	226,043

Total current	1,629,078	1,624,615

Non-current
(a) Interest bearing loans	7,316,081	7,360,685
(c) Hedge derivatives	22,810	28,327

Total non-current	7,338,891	7,389,012

(a)	Interest bearing loans

Obligations with credit institutions and debt instruments:

	As of	As of
	September 30,	December 31,
	2015	2014
	ThUS$	ThUS$
	Unaudited
Current
Loans to exporters	377,304	327,278
Bank loans	73,234	98,711
Guaranteed obligations	551,455	502,938
Other guaranteed obligations	32,329	31,798

Subtotal bank loans	1,034,322	960,725
Obligation with the public	34,884	21,206
Financial leases	334,791	364,514
Other loans	92,276	50,937

Total current	1,496,273	1,397,382

(a)	Interest bearing loans

Obligations with credit institutions and debt instruments:

Non-current
Bank loans	471,874	415,667
Guaranteed obligations	3,858,908	3,827,018
Other guaranteed obligations	8,193	32,492

Subtotal bank loans	4,338,975	4,275,177
Obligation with the public (1)	1,290,335	1,111,481
Financial leases	1,106,460	1,344,520
Other loans	580,311	629,507

Total non-current	7,316,081	7,360,685

Total obligations with financial institutions	8,812,354	8,758,067

(1)	On June 9, 2015 LATAM Airlines Group S.A. has issued and placed on the international market under Rule 144-A and Regulation S of the securities laws of the United States of America, unsecured long-term bonds in the amount of US$ 500,000,000, maturing 2020, at initial interest rate of 7.25% per annum.

As reported in the Essential Matter of May 20 and June 5, 2015, the Issuance and placement of the Bonds 144-A shall be: (i) finance the repurchase, conversion and redemption of secured long-term bonds issued by the company TAM Capital 2 Inc., under Rule 144-A and Regulation S of the securities laws of the United States of America, maturing 2020; (ii) in the event there is any remnant fund other general corporate purposes. The aforementioned bonds TAM Capital 2 Inc. were redeemed in whole (US$ 300,000,000) through a process of exchange for new bonds dated June 9, 2015 and then the remaining bonds were redeemed by running the prepay dated June 18, 2015.

All interest-bearing liabilities are recorded using the effective interest rate method. Under IFRS, the effective interest rate for loans with a fixed interest rate does not vary throughout the loan, while in the case of loans with variable interest rates, the effective rate changes on each date of reprising of the loan.

Currency balances that make the interest bearing loans:

	As of	As of
	September 30,	December 31,
	2015	2014
Currency	ThUS$	ThUS$
	Unaudited
Argentine peso	—	39,053
Brazilian real	34,078	53,410
Chilean peso (U.F.)	228,593	187,614
Euro	—	547
US Dollar	8,549,683	8,477,443

Total	8,812,354	8,758,067

Interest-bearing loans due in installments to September 30, 2015 (Unaudited)

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Loans to exporters
97.032.000-8	BBVA	Chile	US$	100,000	—	—	—	—	100,000	100,117	—	—	—	—	100,117	Alvencimiento	0.65	0.65
97.036.000-K	SANTANDER	Chile	US$	60,000	—	—	—	—	60,000	60,043	—	—	—	—	60,043	Alvencimiento	1.12	1.12
97.030.000-7	ESTADO	Chile	US$	40,000	15,000	—	—	—	55,000	40,040	15,004	—	—	—	55,044	Alvencimiento	1.00	1.00
97.006.000-6	BCI	Chile	US$	50,000	—	—	—	—	50,000	50,042	—	—	—	—	50,042	Alvencimiento	1.60	1.60
76.645.030-K	ITAU	Chile	US$	30,000	—	—	—	—	30,000	30,002	—	—	—	—	30,002	Alvencimiento	1.29	1.29
97,003,000-K	BANCO DO BRASIL	Chile	US$	70,000	—	—	—	—	70,000	70,043	—	—	—	—	70,043	Alvencimiento	1.10	1.10
97.951.000-4	HSBC	Chile	US$	12,000	—	—	—	—	12,000	12,013	—	—	—	—	12,013	Alvencimiento	0.60	0.60
Bank loans
97.023.000-9	CORPBANCA	Chile	UF	17,722	53,167	118,544	39,948	—	229,381	18,685	53,167	116,952	39,788	—	228,592	Trimestral	4.20	4.20
97.036.000-K	SANTANDER	Chile	US$	—	—	312,131	—	—	312,131	901	—	312,131	—	—	313,032	Trimestral	2.36	2.36
Obligations with the public
0-E	BANK OF YORK	U.S.A.	US$	—	—	—	500,000	—	500,000	11,378	—	—	487,001	—	498,379	Alvencimiento	7.77	7.25
Guaranteed obligations
0-E	CREDIT AGRICOLE	France	US$	28,032	80,705	191,911	56,146	18,360	375,154	28,736	80,705	191,489	56,146	18,360	375,436	Trimestral	1.79	1.60
0-E	BNP PARIBAS	U.S.A.	US$	8,077	24,752	70,037	74,620	149,988	327,474	9,152	24,751	69,560	74,489	149,981	327,933	Trimestral	2.22	2.14
0-E	WELLS FARGO	U.S.A.	US$	30,758	93,097	254,404	263,598	569,652	1,211,509	34,889	93,098	225,717	250,285	557,542	1,161,531	Trimestral	2.27	1.57
0-E	WILMINGTON TRUST	U.S.A.	US$	—	20,216	37,645	36,573	187,770	282,204	5,872	20,216	37,645	36,573	187,770	288,076	Trimestral	4.25	4.25
0-E	CITIBANK	U.S.A.	US$	16,933	51,460	142,245	149,808	273,489	633,935	18,438	51,460	132,547	145,188	268,217	615,850	Trimestral	2.30	1.56
97.036.000-K	SANTANDER	Chile	US$	5,200	15,784	43,321	45,178	55,386	164,869	5,483	15,783	41,116	44,301	54,986	161,669	Trimestral	1.39	0.85
0-E	BTMU	U.S.A.	US$	2,693	8,197	22,661	23,848	42,249	99,648	2,875	8,197	21,146	23,181	41,793	97,192	Trimestral	1.70	1.10
0-E	APPLE BANK	U.S.A.	US$	1,322	4,029	11,140	11,747	21,227	49,465	1,469	4,029	10,387	11,414	20,994	48,293	Trimestral	1.69	1.10
0-E	US BANK	U.S.A.	US$	14,401	43,699	120,239	125,833	301,269	605,441	17,216	43,699	101,393	116,878	292,422	571,608	Trimestral	3.99	2.81
0-E	DEUTSCHE BANK	U.S.A.	US$	4,713	14,499	34,318	25,542	62,337	141,409	5,297	14,499	34,318	25,542	62,338	141,994	Trimestral	3.32	3.32
0-E	NATIXIS	France	US$	11,559	35,495	97,499	85,680	250,496	480,729	12,208	35,496	97,500	85,680	250,496	481,380	Trimestral	1.94	1.91
0-E	HSBC	U.S.A.	US$	1,365	4,154	11,462	12,037	25,930	54,948	1,496	4,154	11,462	12,037	25,930	55,079	Trimestral	2.37	1.56
0-E	PK AIRFINANCE	U.S.A.	US$	1,849	5,745	16,874	19,402	20,493	64,363	1,898	5,745	16,874	19,402	20,493	64,412	Mensual	1.90	1.90
0-E	KFW IPEX-BANK	U.S.A.	US$	642	1,991	5,548	3,887	2,167	14,235	644	1,991	5,548	3,887	2,166	14,236	Trimestral	2.18	2.18
—	SWAP Avionesllegados	—	US$	526	1,433	2,727	984	4	5,674	526	1,433	2,727	984	4	5,674	Trimestral	—	—
Other guaranteed obligations
0-E	DVB BANK SE	U.S.A.	US$	8,009	24,299	8,193	—	—	40,501	8,030	24,299	8,193	—	—	40,522	Trimestral	2.00	2.00
Financial leases
0-E	ING	U.S.A.	US$	8,010	24,624	39,905	28,453	2,016	103,008	8,857	24,624	39,048	28,268	2,013	102,810	Trimestral	5.04	4.49
0-E	CREDIT AGRICOLE	France	US$	1,644	5,066	8,889	—		15,599	1,682	5,066	8,889	—	—	15,637	Trimestral	1.26	1.26
0-E	CITIBANK	U.S.A.	US$	4,590	14,260	41,125	39,987	2,011	101,973	5,449	14,260	40,040	39,747	2,008	101,504	Trimestral	6.40	5.67
0-E	PEFCO	U.S.A.	US$	15,077	46,313	114,992	31,609	—	207,991	16,453	46,313	113,127	31,487	—	207,380	Trimestral	5.36	4.76
0-E	BNP PARIBAS	U.S.A.	US$	9,806	30,282	86,817	34,450	1,558	162,913	10,379	30,282	85,296	34,269	1,556	161,782	Trimestral	4.09	3.65
0-E	WELLS FARGO	U.S.A.	US$	4,481	13,668	38,206	40,889	28,866	126,110	4,896	13,667	36,859	40,425	28,763	124,610	Trimestral	3.98	3.53
0-E	DVB BANK SE	U.S.A.	US$	4,539	13,789	18,779	—	—	37,107	4,607	13,789	18,778	—	—	37,174	Trimestral	1.98	1.98
0-E	BANC OF AMERICA	U.S.A.	US$	667	2,770	—	—	—	3,437	669	2,770	—	—	—	3,439	Mensual	1.41	1.41
Other loans
0-E	BOEING	U.S.A.	US$	—	—	188,573	—	—	188,573	1,030	1,629	188,573	—	—	191,232	Alvencimiento	1.75	1.75
0-E	CITIBANK (*)	U.S.A.	US$	—	58,262	171,604	193,311	26,823	450,000	1,125	58,262	171,604	193,311	26,823	451,125	Trimestral	6.00	6.00

	Total			564,615	706,756	2,209,789	1,843,530	2,042,091	7,366,781	602,640	708,388	2,138,919	1,800,283	2,014,655	7,264,885

(*)	Securitized bond with the future flows from the sales with credit card in United States and Canada.

Interest-bearing loans due in installments to September 30, 2015 (Unaudited)

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

				Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans
0-E	NEDERLANDS CHE CREDIETVERZEKERING MAATS CHAPPIJ	Holland	US$	113	351	1,015	1,145	843	3,467	131	350	1,016	1,144	843	3,484	Monthly	6.01	6.01
Obligation with the public
0-E	THE BANK OF NEWYORK	U.S.A.	US$	—	—	300,000	—	500,000	800,000	23,228	278	301,243	1,423	500,668	826,840	At Expiration	8.17	8.00
Financial leases
0-E	AFS INVESTMENT IX LLC	U.S.A.	US$	1,944	6,000	17,295	19,355	855	45,449	2,158	6,000	17,295	19,355	855	45,663	Monthly	1.25	1.25
0-E	AIRBUS FINANCIAL	U.S.A.	US$	3,324	10,253	22,426	15,631	1,685	53,319	3,417	10,253	22,427	15,631	1,685	53,413	Monthly	1.43	1.43
0-E	CREDIT AGRICOLE-CIB	U.S.A.	US$	27,059	—	—	—	—	27,059	27,098	—	—	—	—	27,098	Quarterly	1.10	1.10
0-E	CREDIT AGRICOLE-CIB	France	US$	1,500	4,500	—	—	—	6,000	1,538	4,500	—	—	—	6,038	Quarterly/Semiannual	3.25	3.25
0-E	DVB BANK SE	U.S.A.	US$	146	355	401	—	—	902	147	355	401	—	—	903	Monthly	1.64	1.64
0-E	GENERAL ELECTRIC CAPITAL CORPORATION	U.S.A.	US$	3,625	11,050	12,712	—	—	27,387	3,675	11,050	12,711	—	—	27,436	Monthly	1.25	1.25
0-E	KFWIPEX-BANK	Germany	US$	3,550	7,351	15,649	13,899	—	40,449	3,621	7,351	15,650	13,899	—	40,521	Monthly/Quarterly	1.72	1.72
0-E	NATIXIS	France	US$	1,342	5,167	18,480	19,479	71,894	116,362	1,843	5,167	18,480	19,479	71,894	116,863	Quarterly/Semiannual	3.85	3.85
0-E	PK AIRFINANCE US, INC.	U.S.A.	US$	1,259	3,881	19,164	—	—	24,304	1,299	3,882	19,164	—	—	24,345	Monthly	1.75	1.75
0-E	WACAP OULEASING S.A.	Luxemburg	US$	391	1,124	2,673	2,259	12,312	18,759	427	1,124	2,673	2,259	12,312	18,795	Quarterly	2.00	2.00
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	8,051	24,699	70,503	111,464	105,821	320,538	9,505	24,698	70,503	111,464	105,821	321,991	Quarterly	3.63	3.55
0-E	BANCO IBM S.A	Brazil	BRL	213	640	1,059	—	—	1,912	213	640	1,059	—	—	1,912	Monthly	14.13	14.13
0-E	HP FINANCIAL SERVICE	Brazil	BRL	214	508	359	—	—	1,081	223	508	359	—	—	1,090	Monthly	10.02	10.02
0-E	SOCIETE GENERALE	France	BRL	84	252	510	—	—	846	84	252	511	—	—	847	Monthly	14.13	14.13
Other loans
0-E	COMPANHIA BRASILEIRA DE MEIOS DEPAGAMENTO	Brazil	BRL	19,532	10,698	—	—	—	30,230	19,532	10,698	—	—	—	30,230	Monthly	5.00	5.00

	Total			72,347	86,829	482,246	183,232	693,410	1,518,064	98,139	87,106	483,492	184,654	694,078	1,547,469

	Total consolidated			636,962	793,585	2,692,035	2,026,762	2,735,501	8,884,845	700,779	795,494	2,622,411	1,984,937	2,708,733	8,812,354

Interest-bearing loans due in installments to December 31, 2014

Debt or: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $		%	%
Loans to exporters
97.032.000-8	BBVA	Chile	US$	100,000	—	—	—	—	100,000	100,058	—	—	—	—	100,058	At expiration	0.40	0.40
97.036.000-K	SANTANDER	Chile	US$	45,000	—	—	—	—	45,000	45,040	—	—	—	—	45,040	At expiration	0.34	0.34
97.030.000-7	ESTADO	Chile	US$	55,000	—	—	—	—	55,000	55,022	—	—	—	—	55,022	At expiration	0.52	0.52
97.006.000-6	BCI	Chile	US$	100,000	—	—	—	—	100,000	100,140	—	—	—	—	100,140	At expiration	0.47	0.47
76.645.030-K	ITAU	Chile	US$	15,000	—	—	—	—	15,000	15,018	—	—	—	—	15,018	At expiration	0.65	0.65
97.951.000-4	HSBC	Chile	US$	12,000	—	—	—	—	12,000	12,000	—	—	—	—	12,000	At expiration	0.50	0.50
Bank loans
97.023.000-9	CORP BANCA	Chile	UF	14,242	42,725	113,934	17,367	—	188,268	15,542	42,725	112,160	17,187	—	187,614	Quarterly	4.85	4.85
0-E	CITIBANK	Argentina	ARS	—	17,542	—	—	—	17,542	122	17,542	—	—	—	17,664	Monthly	31.00	31.00
0-E	BBVA	Argentina	ARS	—	21,050	—	—	—	21,050	339	21,050	—	—	—	21,389	Monthly	33.00	33.00
97.036.000-K	BBVA	Chile	US$	—	—	282,967	—	—	282,967	928	—	282,967	—	—	283,895	Quarterly	2.33	2.33
Guaranteed obligations
0-E	CREDIT AGRICOLE	France	US$	17,225	52,658	105,594	62,209	35,883	273,569	17,745	52,658	105,594	62,209	35,883	274,089	Quarterly	1.68	1.43
0-E	BNP PARIBAS	U.S.A.	US$	7,815	24,005	67,806	73,475	178,116	351,217	8,940	24,005	67,248	73,287	178,078	351,558	Quarterly	2.13	2.04
0-E	WELLS FARGO	U.S.A.	US$	30,351	91,866	251,040	260,112	669,599	1,302,968	34,771	91,866	219,808	245,026	653,056	1,244,527	Quarterly	2.26	1.57
0-E	CITIBANK	U.S.A.	US$	16,624	50,489	139,491	146,931	330,579	684,114	18,154	50,489	128,993	141,745	323,754	663,135	Quarterly	2.24	1.49
97.036.000-K	SANTANDER	Chile	US$	5,127	15,545	42,646	44,472	72,551	180,341	5,418	15,545	40,183	43,413	71,879	176,438	Quarterly	1.32	0.78
0-E	BTMU	U.S.A.	US$	2,649	8,042	22,221	23,393	51,340	107,645	2,838	8,042	20,557	22,621	50,668	104,726	Quarterly	1.64	1.04
0-E	APPLE BANK	U.S.A.	US$	1,296	3,952	10,919	11,516	25,707	53,390	1,448	3,952	10,094	11,131	25,366	51,991	Quarterly	1.63	1.03
0-E	US BANK	U.S.A.	US$	14,158	42,960	118,206	123,705	349,129	648,158	17,169	42,960	97,791	113,644	337,272	608,836	Quarterly	3.99	2.81
0-E	DEUTSCHE BANK	U.S.A.	US$	4,552	14,031	39,791	24,725	72,180	155,279	5,190	14,031	39,791	24,726	72,180	155,918	Quarterly	3.25	3.25
0-E	NATIXIS	France	US$	9,739	29,807	84,884	87,304	242,496	454,230	10,278	29,807	84,884	87,304	242,496	454,769	Quarterly	1.86	1.81
0-E	HSBC	U.S.A.	US$	1,340	4,082	11,249	11,820	30,514	59,005	1,474	4,082	11,249	11,820	30,514	59,139	Quarterly	2.29	1.48
0-E	PK AirFinance	U.S.A.	US$	1,755	5,452	16,014	18,412	28,088	69,721	1,810	5,452	16,014	18,412	28,088	69,776	Monthly	1.86	1.86
0-E	KFW IPEX-BANK	U.S.A.	US$	611	1,885	5,568	4,334	3,690	16,088	613	1,885	5,568	4,334	3,690	16,090	Quarterly	2.10	2.10
-	SWAP Aircraft arrivals	-	US$	595	1,647	3,333	1,658	157	7,390	595	1,647	3,333	1,658	157	7,390	Quarterly	—	—
Other guaranteed obligations
0-E	DVB BANK SE	U.S.A.	US$	7,877	23,877	32,492	—	—	64,246	7,920	23,878	32,492	—	—	64,290	Quarterly	2.00	2.00
0-E	CREDIT AGRICOLE	U.S.A.	US$	7,459	22,378	61,500	—	—	91,337	7,696	22,378	61,500	—	—	91,574	Quarterly	1.73	1.73
Financial leases
0-E	ING	U.S.A.	US$	7,744	23,786	52,041	31,151	11,806	126,528	8,754	23,786	50,985	30,853	11,771	126,149	Quarterly	4.84	4.33
0-E	CREDIT AGRICOLE	France	US$	1,581	4,877	13,955	—	—	20,413	1,628	4,877	13,955	—	—	20,460	Quarterly	1.20	1.20
0-E	CITIBANK	U.S.A.	US$	4,409	13,657	39,402	44,177	13,804	115,449	5,384	13,657	38,125	43,767	13,762	114,695	Quarterly	6.40	5.67
0-E	PEFCO	U.S.A.	US$	14,549	44,742	125,130	63,957	3,827	252,205	16,216	44,742	122,596	63,620	3,819	250,993	Quarterly	5.35	4.76
0-E	BNP PARIBAS	U.S.A.	US$	9,457	29,109	83,466	58,792	10,848	191,672	10,125	29,109	81,505	58,421	10,820	189,980	Quarterly	4.14	3.68
0-E	WELLS FARGO	U.S.A.	US$	4,373	13,323	37,242	39,862	44,525	139,325	4,830	13,323	35,710	39,264	44,290	137,417	Quarterly	3.98	3.53
0-E	DVB BANK SE	U.S.A.	US$	4,457	13,545	32,567	—	—	50,569	4,545	13,545	32,567	—	—	50,657	Quarterly	1.89	1.89
0-E	US BANK	U.S.A.	US$	280	11,701	—	—	—	11,981	280	11,701	—	—	—	11,981	Monthly	—	—
0-E	BANC OF AMERICA	U.S.A.	US$	643	2,049	2,770	—	—	5,462	664	2,049	2,770	—	—	5,483	Monthly	1.41	1.41
Other loans
0-E	BOEING	U.S.A.	US$	—	—	179,507	—	—	179,507	3,580	—	179,507	—	—	183,087	At expiration	1.74	1.74
0-E	CITIBANK(*)	U.S.A.	US$	—	—	164,108	184,866	101,026	450,000	1,500	—	164,108	184,866	101,026	451,500	Quarterly	6.00	6.00

	Total			517,908	630,782	2,139,843	1,334,238	2,275,865	6,898,636	543,774	630,783	2,062,054	1,299,308	2,238,569	6,774,488

(*)	Securitized bond with the future flows from the sales with credit card in United States and Canada.

Interest-bearing loans due in installments to December 31, 2014

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

				Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS $	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans
0-E	NEDERLANDSCHE
	CREDIETVERZEKERING MAATSCHAPPIJ	Holland	US$	108	335	971	1,094	1,288	3,796	127	336	971	1,094	1,288	3,816	Monthly	6.01	6.01
Obligation with the public
0-E	THE BANK OF NEW YORK	U.S.A.	US$	—	—	300,000	—	800,000	1,100,000	12,178	9,028	304,377	4,583	802,521	1,132,687	At Expiration	7.99	7.19
Financial leases
0-E	AFS INVESTMENT IX LLC	U.S.A.	US$	1,864	5,752	16,580	18,555	8,369	51,120	2,104	5,752	16,580	18,555	8,369	51,360	Monthly	1.25	1.25
0-E	AIRBUS FINANCIAL	U.S.A.	US$	3,189	9,836	27,070	15,262	7,664	63,021	3,303	9,836	27,070	15,262	7,664	63,135	Monthly	1.42	1.42
0-E	CREDIT AGRICOLE-CIB	U.S.A.	US$	2,704	32,466	—	—	—	35,170	2,752	32,466	—	—	—	35,218	Quarterly	1.10	1.10
0-E	CREDIT AGRICOLE-CIB	France	US$	1,500	4,500	4,500	—	—	10,500	1,566	4,500	4,500	—	—	10,566	Quarterly/Semiannual	3.25	3.25
0-E	DVB BANK SE	Germany	US$	3,125	9,375	—	—	—	12,500	3,160	9,375	—	—	—	12,535	Quarterly	2.50	2.50
0-E	DVB BANK SE	U.S.A.	US$	197	540	755	—	—	1,492	199	540	755	—	—	1,494	Monthly	1.68	1.68
0-E	GENERAL ELECTRIC CAPITAL CORPORATION	U.S.A.	US$	2,296	10,791	23,761	—	—	36,848	2,346	10,791	23,761	—	—	36,898	Monthly	1.25	1.25
0-E	KFWIPEX-BANK	Germany	US$	3,246	10,541	18,037	13,535	5,328	50,687	3,339	10,541	18,037	13,535	5,328	50,780	Monthly/Quarterly	1.72	1.72
0-E	NATIXIS	France	US$	2,887	6,705	20,987	23,723	85,391	139,693	4,044	6,705	20,987	23,723	85,391	140,850	Quarterly/Semiannual	3.87	3.87
0-E	PK AIRFINANCE US, INC.	U.S.A.	US$	1,208	3,725	20,360	—	—	25,293	1,256	3,725	20,360	—	—	25,341	Monthly	1.75	1.75
0-E	WACAPOULEASING S.A.	Luxemburg	US$	416	1,198	2,847	2,406	13,115	19,982	456	1,198	2,847	2,406	13,115	20,022	Quarterly	2.00	2.00
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	7,761	23,859	67,973	74,783	169,730	344,106	8,574	23,859	67,973	74,783	169,730	344,919	Quarterly	3.06	3.58
0-E	BANCO DELAGE LANDEN BRASIL S.A	Brazil	BRL	—	—	—	—	—	—	8	—	—	—	—	8	Monthly	11.70	11.70
0-E	BANCO IBM S.A	Brazil	BRL	319	957	2,514	27	—	3,817	91	957	2,604	27	—	3,679	Monthly	10.58	10.58
0-E	HP FINANCIAL SERVICE	Brazil	BRL	225	707	1,297	—	—	2,229	143	707	1,379	—	—	2,229	Monthly	9.90	9.90
0-E	SOCIETE AIR FRANCE	France	EUR	114	—	—	—	—	114	547	—	—	—	—	547	Monthly	6.82	6.82
0-E	SOCIETE GENERALE	France	BRL	126	377	1,005	135	—	1,643	82	377	1,044	135	—	1,638	Monthly	11.60	11.60
Other loans
0-E	COMPANHIA BRASILEIRA DE MEIOS DEP AGAMENTO	Brazil	BRL	30,281	15,576	—	—	—	45,857	30,281	15,576	—	—	—	45,857	Monthly	4.23	4.23

	Total			61,566	137,240	508,657	149,520	1,090,885	1,947,868	76,556	146,269	513,245	154,103	1,093,406	1,983,579

	Total consolidated			579,474	768,022	2,648,500	1,483,758	3,366,750	8,846,504	620,330	777,052	2,575,299	1,453,411	3,331,975	8,758,067

(b)	Derivatives not recognized as a hedge

					Total derivative
	Current liabilities		Non-current liabilities		not recognized as a hedge
	As of	As of	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2015	2014	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Interest rate derivative not recognized as a hedge	—	1,190	—	—		1,190

Total derivatives not recognized as a hedge	—	1,190	—	—	—	1,190

(c)	Hedge derivatives

					Total hedge
	Current liabilities		Non-current liabilities		derivatives
	As of	As of	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2015	2014	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Accrued interest from the last date of interest rate swap	4,696	5,173	—	—	4,696	5,173
Fair value of interest rate derivatives	22,670	26,395	22,810	28,327	45,480	54,722
Fair value of fuel derivatives	54,451	157,233	—	—	54,451	157,233
Fair value of foreign currency derivatives	50,988	37,242	—	—	50,988	37,242

Total hedge derivatives	132,805	226,043	22,810	28,327	155,615	254,370

The foreign currency derivatives exchanges are FX forward and cross currency swap.

Hedging operation

The fair values of assets/ (liabilities), by type of derivative, of the contracts held as hedging instruments are presented below:

	As of	As of
	September 30,	December 31,
	2015	2014
	ThUS$	ThUS$
	Unaudited
Cross currency swaps (CCS) (1)	(46,593)	(38,802)
Interest rate options (2)	—	1
Interest rate swaps (3)	(49,622)	(58,758)
Fuel collars (4)	—	(32,772)
Fuel swap (5)	—	(122,678)
Fuel opt ions (6)	(38,098)	—
Currency forward US$ /GBP $ (7)	207	—
Currency options US$ /EUR$ (7)	(3,913)	—
Currency options R$ /US$ (7)	13,758	—

(1)	Covers the significant variations in cash flows associated with market risk implicit in the changes in the 3-month LIBOR interest rate and the exchange rate dollar-UF of bank loans. These contracts are recorded as cash flow hedges and fair value.

(2)	Covers the significant variations in cash flows associated with market risk implicit in the changes in the 3-month LIBOR interest rate for long-term loans incurred in the acquisition of aircraft. These contracts are recorded as cash flow hedges.
(3)	Covers the significant variations in cash flows associated with market risk implicit in the increases in the 3 months LIBOR interest rates for long-term loans incurred in the acquisition of aircraft and bank loans. These contracts are recorded as cash flow hedges.
(4)	Covers significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases. These contracts are recorded as cash flow hedges.
(5)	Covers the significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases. These contracts are recorded as cash flow hedges.
(6)	Covers significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases. These contracts are recorded as cash flow hedges.
(7)	Covers the foreign exchange risk exposure of operating cash flows caused mainly by fluctuations in the exchange rate US$/GBP, US$/EUR and R$/US$. These contracts are recorded as cash flow hedges.

During the periods presented, the Company only maintains cash flow hedges and fair value (in the case of CCS). In the case of fuel hedges, the cash flows subject to such hedges will impact results in the next 15 months from the consolidated statement of financial position date, meanwhile in the case of interest rate hedging, the hedges will impact results over the life of the related loans, which are valid initially for 12 years. The hedges on investments will impact results continuously throughout the life of the investment, while the cash flows occur at the maturity of the investment. In the case of currency hedges through a CCS, are generated two types of hedge accounting, a cash flow component by UF, and other fair value by US$ floating rate component.

During the periods presented, no hedging operations of future highly probable transaction that have not been realized have occurred.

Since none of the coverage resulted in the recognition of a non-financial asset, no portion of the result of the derivatives recognized in equity was transferred to the initial value of such assets.

The amounts recognized in comprehensive income during the period and transferred from net equity to income are as follows:

	For the 9 months periods		For the 3 months periods
	September 30,		September 30,
	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Debit (credit) recognized in comprehensive income during the period	110,051	(46,827)	(22,452)	(14,250)
Debit (credit) transferred from net equity to income during the period	(235,237)	(52,848)	(68,620)	(28,365)

NOTE 19 - TRADE AND OTHER ACCOUNTS PAYABLES

The composition of Trade and other accounts payables is as follows:

	As of September 30, 2015	As of December 31, 2014
	ThUS$	ThUS$
	Unaudited
Current
(a) Trade and other accounts payables	1,014,453	1,196,123
(b) Accrued liabilities at the reporting date	376,078	293,273

Total trade and other accounts payables	1,390,531	1,489,396

(a)	Trade and other accounts payable:

	As of September 30, 2015	As of December 31, 2014
	ThUS$	ThUS$
	Unaudited
Trade creditors	757,002	924,105
Leasing obligation	21,187	37,322
Other accounts payable	236,264	234,696

Total	1,014,453	1,196,123

The details of Trade and other accounts payables are as follows:

	As of September 30, 2015	As of December 31, 2014
	ThUS$	ThUS$
	Unaudited
Boarding Fee	167,176	193,263
Aircraft Fuel	154,986	290,109
Airport charges and overflight	105,591	102,111
Other personnel expenses	86,515	114,245
Handling and ground handling	81,270	55,503
Land services	64,793	47,103
Suppliers’ technical purchases	64,070	64,799
Professional services and advisory	49,813	65,445
Marketing	39,562	54,885
Leases, maintenance and IT services	32,306	34,029
Services on board	25,498	24,642
Aircraft and engines leasing	21,187	37,322
Crew	17,621	12,403
Achievement of goals	14,351	12,197
Aviation insurance	13,624	4,749
Distribution sistem	12,018	3,293
Maintenance	9,739	14,757
Communications	3,020	6,447
Others	51,313	58,821

Total trade and other accounts payables	1,014,453	1,196,123

(b)	Liabilities accrued:

	As of September 30, 2015	As of December 31, 2014
	ThUS$	ThUS$
	Unaudited
Accrued personnel expenses	153,747	130,382
Aircraft and engine maintenance	123,286	121,946
Accounts payable to personnel (*)	73,495	16,407
Others accrued liabilities	25,550	24,538

Total accrued liabilities	376,078	293,273

(*)	Profits and bonds participation (Note 22 letter b)

NOTE 20 - OTHER PROVISIONS

Other provisions:

	Current liabilities		Non-current liabilities		Total Liabilities
	As of September 30, 2015	As of December 31, 2014	As of September 30, 2015	As of December 31, 2014	As of September 30, 2015	As of December 31, 2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Provision for contingencies (1)
Tax contingencies	1,311	320	405,004	607,371	406,315	607,691
Civil contingencies	1,526	11,870	33,528	47,355	35,054	59,225
Labor contingencies	147	221	16,591	23,064	16,738	23,285
Other	—	—	12,152	15,351	12,152	15,351
Provision for European Commision investigation (2)	—	—	9,191	9,999	9,191	9,999

Total other provisions (3)	2,984	12,411	476,466	703,140	479,450	715,551

(1)	Provisions for contingencies:

The tax contingencies correspond to litigation and tax criteria related to the tax treatment applicable to direct and indirect taxes, which are found in both administrative and judicial stage.

The civil contingencies correspond to different demands of civil order filed against the company.

The labor contingencies correspond to different demands of labor order filed against the company.

The Provisions are recognized in the consolidated income statement in administrative expenses or tax expenses, as appropriate.

(2)	Provision made for proceedings brought by the European Commission for possible breaches of free competition in the freight market.
(3)	Total other provision at September 30, 2015, and at December 31, 2014, include the fair value correspond to those contingencies from the business combination with TAM S.A and subsidiaries, with a probability of loss under 50%, which are not provided for the normal application of IFRS enforcement and that only must be recognized in the context of a business combination in accordance with IFRS 3.

Movement of provisions:

	Legal claims	European Commission Investigation(*)	Total
	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2014	1,138,754	11,349	1,150,103
Increase in provisions	20,746	—	20,746
Provision used	(20,042)	—	(20,042)
Difference by subsidiaries conversion	(82,595)	—	(82,595)
Reversal of provision	(25,285)	—	(25,285)
Exchange difference	(363)	(965)	(1,328)

Closing balance as of September 30, 2014 (Unaudited)	1,031,215	10,384	1,041,599

Opening balance as of October 1, 2014	1,031,215	10,384	1,041,599
Increase in provisions	22,046	—	22,046
Provision used	(7,555)	—	(7,555)
Difference by subsidiaries conversion	(49,497)	—	(49,497)
Reversal of provision	(290,003)	—	(290,003)
Exchange difference	(654)	(385)	(1,039)

Closing balance as of December 31, 2014	705,552	9,999	715,551

Opening balance as of January 1, 2015	705,552	9,999	715,551
Increase in provisions	33,109	—	33,109
Provision used	(12,914)	—	(12,914)
Difference by subsidiaries conversion	(228,298)	—	(228,298)
Reversal of provision	(26,278)	—	(26,278)
Exchange difference	(912)	(808)	(1,720)

Closing balance as of September 30, 2015 (Unaudited)	470,259	9,191	479,450

Accumulated balance includes the judicial deposit in guarantee, related to the “Fundo Aeroviário” (FA), in the amount of US$ 60 million, done in order to suspend the enforceability of the tax credit. The company is discussing over the Tribunal the constitutionality of the requirement made by FA in a legal suit. Initially it was covered by the effects of a provisional remedy, meaning that, the company was not obligated to collect the tax while there was not a judicial decision in this regard. However, the decision taken by a judge in the first instance was publicized in an unfavorable way, revoking the provisional remedy relief. As the legal suit is still in progress (TAM appealed from this first decision), the company needed to do the deposit judicial in guarantee to suspend the enforceability of such tax credit; deposit classified in this category deducting the existing provision. Finally, if the final decision is favorable to the company, the deposit already made is going to come back to TAM. On the other hand, if the tribunal confirms the first decision, such deposit will be converted in a definitive payment in favor of the Brazilian Government. The procedural stage at September 30, 2015 is disclosed in Note 30, at case No. 2001.51.01.012530-3.

(*)	European Commission Provision:

(a)	This provision was established because of the investigation brought by the Directorate General for Competition of the European Commission against more than 25 cargo airlines, including Lan Cargo S.A., as part of a global investigation that begun in 2006 regarding possible unfair competition on the air cargo market. This was a joint investigation by the European and U.S.A. authorities. The start of the investigation was disclosed through an Essential Matter report dated December 27, 2007. The U.S.A. portion of the global investigation concluded when Lan Cargo S.A. and its subsidiary, Aerolíneas Brasileiras S.A. (“ABSA”) signed a Plea Agreement with the U.S.A. Department of Justice, as disclosed in an Essential Matter report notice on January 21, 2009.

(b)	A Essential Matter report dated November 9, 2010, reported that the General Direction of Competition had issued its decision on this case (the “decision”), under which it imposed fines totaling € 799,445,000 (seven hundred and ninety nine million four hundred and forty-five thousand Euros) for infringement of European Union regulations on free competition against eleven (11) airlines, among which are LATAM Airlines Group S.A. and Lan Cargo S.A., Air Canada, Air France, KLM, British Airways, Cargolux, Cathay Pacific, Japan Airlines, Qantas Airways, S.A.S. and Singapore Airlines.

(c)	Jointly, LATAM Airlines Group S.A. and Lan Cargo S.A., have been fined in the amount of € 8,220,000 (eight million two hundred twenty thousand Euros) for said infractions, which was provisioned in the financial statements of LATAM Airlines Group S.A.. This is a minor fine in comparison to the original decision, as there was a significant reduction in fine because LATAM Airlines Group S.A. cooperated during the investigation.

(d)	On January 24, 2011, LATAM Airlines Group S.A. and Lan Cargo S.A. appealed the decision before the Court of Justice of the European Union. The procedural stage at September 30, 2015 is disclosed in Note 30, in (ii) lawsuits received by Latam Airlines Group S.A. and Subsidiaries in European Commission Court.

NOTE 21 - OTHER NON-FINANCIAL LIABILITIES

	Current liabilities		Non-current liabilities		Total Liabilities
	As of September 30, 2015	As of December 31, 2014	As of September 30, 2015	As of December 31, 2014	As of September 30, 2015	As of December 31, 2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Deferred revenues (*)	2,297,389	2,565,391	331,619	355,353	2,629,008	2,920,744
Sales tax	23,869	38,160	—	—	23,869	38,160
Retentions	50,349	52,567	—	—	50,349	52,567
Others taxes	6,298	18,880	—	—	6,298	18,880
Other sundry liabilities	11,601	10,388	—	48	11,601	10,436

Total other non-financial liabilities	2,389,506	2,685,386	331,619	355,401	2,721,125	3,040,787

(*)	Note 2.20.

The balance comprises, mainly, deferred income by services not yet rendered and programs such as: LANPASS, TAM Fidelidade y Multiplus:

LANPASS is the frequent flyer program created by LAN to reward the preference and loyalty of its customers with many benefits and privileges, by the accumulation of kilometers that can be exchanged for free flying tickets or a wide range of products and services. Customers accumulate LANPASS kilometers every time they fly with LAN, TAM, in companies that are members of oneworld® and other airlines associated with the program, as well as when they buy on the stores or use the services of a vast network of companies that have an agreement with the program around the world.

Thinking on people who travel constantly, TAM created the program TAM Fidelidade, in order to improve the passenger attention and give recognition to those who choose the company. By using this program, customers accumulate points in a variety of programs loyalty in a single account and can redeem them at all TAM destinations and related airline companies, and even more, participate in the Red Multiplus Fidelidade.

Multiplus is a coalition of loyalty programs, with the aim of operate accumulation activities and redemption of points. This program has an integrated network by associates including hotels, financial institutions, retail companies, supermarkets, vehicle rentals and magazines, among many other partners from different segments.

NOTE 22 - EMPLOYEE BENEFITS

	As of September 30, 2015	As of December 31, 2014
	ThUS$	ThUS$
	Unaudited
Retirements payments	42,154	36,523
Resignation payments	8,770	5,556
Other obligations	26,455	32,023

Total liability for employee benefits	77,379	74,102

(a)	The movement in retirements and resignation payments and other obligations:

	Opening balance	Increase (decrease) current service provision	Benefits paid	Change of model	Closing balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to September 30, 2014	45,666	3,261	(690)	—	48,237
From October 1 to December 31, 2014	48,237	(1,754)	(1,776)	29,395	74,102
From January 1 to September 30, 2015	74,102	4,347	(1,070)	—	77,379

(b)	The liability for short-term:

	As of	As of
	September 30,	December 31,
	2015	2014
	ThUS$	ThUS$
	Unaudited
Profit-sharing and bonuses (*)	73,495	16,407

(*)	Accounts payables to employees (Note 19 letter b)

The participation in profits and bonuses correspond to an annual incentives plan for achievement of objectives.

(c)	Employment expenses are detailed below:

	For the 9 months ended		For the 3 months ended
	September 30,		September 30,
	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Salaries and wages	1,274,890	1,244,777	392,531	412,231
Short-term employee benefits	138,091	345,505	51,461	113,857
Termination benefits	46,345	44,884	12,894	20,728
Other personnel expenses	151,874	188,584	50,465	60,601

Total	1,611,200	1,823,750	507,351	607,417

NOTE 23 - ACCOUNTS PAYABLE, NON-CURRENT

	As of	As of
	September 30,	December 31,
	2015	2014
	ThUS$	ThUS$
	Unaudited
Aircraft and engine maintenance	494,587	506,312
Fleet financing (JOL)	61,495	59,148
Provision for vacations and bonuses	10,369	9,595
Other accounts payable	—	1,945
Other sundry liabilities	224	454

Total accounts payable, non-current	566,675	577,454

NOTE 24 - EQUITY

(a)	Capital

The Company’s objective is to maintain an appropriate level of capitalization that enables it to ensure access to the financial markets for carrying out its medium and long-term objectives, optimizing the return for its shareholders and maintaining a solid financial position.

The Capital of the Company is managed and composed in the following form:

The capital of the Company at September 30, 2015 amounts to ThUS$ 2,545,705 divided into 545,547,819 common stock of a same series (ThUS$ 2,545,705, divided into 545,547,819 shares as of December 31, 2014), no par value. There are no special series of shares and no privileges. The form of its stock certificates and their issuance, exchange, disablement, loss, replacement and other similar circumstances, as well as the transfer of the shares, is governed by the provisions of Corporations Law and its regulations.

(b)	Subscribed and paid shares

The following table shows the movement of the authorized and fully paid shares described above:

Movement of authorized shares	Nro. Of shares
Autorized shares as of January 1, 2014	551,847,819
No movement of autorized shares at September 30, 2014	—

Authorized shares as of September 30, 2014 (Unaudited)	551,847,819

Autorized shares as of October 1, 2014	551,847,819
No movement of autorized shares at December 31, 2014	—

Authorized shares as of December 31, 2014	551,847,819

Autorized shares as of January 1, 2014	551,847,819
No movement of autorized shares at September 30, 2015	—

551,847,819

Movement fully paid shares

			Movement	Cost of issuance
			value	and placement	Paid- in
	N° of		of shares (1)	of shares (2)	Capital
	shares		ThUS$	ThUS$	ThUS$
Paid shares as of January 1, 2014	535,243,229		2,395,745	(6,361)	2,389,384
Preferential placement capital increase approved at Extraordinary Shareholders meeting dated June 11, 2013	10,304,590		156,321	—	156,321

Paid shares as of September 30, 2014 (Unaudited)	545,547,819		2,552,066	(6,361)	2,545,705

Paid shares as of October 1, 2014	545,547,819		2,552,066	(6,361)	2,545,705
No movement of autorized shares at December 31, 2014	—		—	—	—

Paid shares as of December 31, 2014	545,547,819		2,552,066	(6,361)	2,545,705

Paid shares as of January 1, 2015	545,547,819		2,552,066	(6,361)	2,545,705
No movement of autorized shares at September 30, 2015	—		—	—	—

Paid shares as of September 30, 2015 (Unaudited)	545,547,819	(3)	2,552,066	(6,361)	2,545,705

(1)	Amounts reported represent only those arising from the payment of the shares subscribed.
(2)	Decrease of capital by capitalization of reserves for cost of issuance and placement of shares established according to Extraordinary Shareholder’s Meetings, where such decreases were authorized.
(3)	At September 30, 2015, the difference between authorized shares and fully paid shares are 6,300,000 shares allocated to compensation plans for executives of LATAM Airlines Group S.A. and subsidiaries (see Note 33(a)).

(c)	Treasury stock

At September 30, 2015, the Company held no treasury stock, the remaining of ThUS$ (178) corresponds to the difference between the amount paid for the shares and their book value, at the time of the full right decrease of the shares.

At the Extraordinary Shareholder´s Meeting held on June 11, 2013, the company relinquished all right to 7,972 stocks of its portfolio, this date the Company does not maintain treasury stock.

(d)	Reserve of share- based payments

Movement of Reserves of share- based payments:

Periods	Opening balance	Stock option plan	Deferred tax	Deferred tax by tax effect of change in legal rate (Tax reform) (*)	Closing balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to September 30, 2014 (Unaudited)	21,011	13,446	(2,581)	(2,708)	29,168
From October 1 to December 31, 2014	29,168	1,282	(808)	—	29,642
From January 1 to September 30, 2015 (Unaudited)	29,642	5,948	(2,139)	—	33,451

(*)	On September 29, 2014, Law No. 20,780 “Amendment to the system of income taxation and introduces various adjustments in the tax system.” was published in the Official Journal of the Republic of Chile. Within major tax reforms that law contains is modified gradually from 2014 to 2018 the First- Category Tax rate to be declared and paid starting in tax year 2015.

These reserves are related to the “Share-based payments” explained in Note 33.

(e)	Other sundry reserves

Movement of Other sundry reserves:

Periodos	Opening balance	Transactions with non-controlling interest	Legal reserves	Closing balance
	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to September 30, 2014 (Unaudited)	2,657,800	(20,536)	2,257	2,639,521
From October 1 to December 31, 2014	2,639,521	(990)	(2,783)	2,635,748
From January 1 to September 30, 2015 (Unaudited)	2,635,748	—	4,250	2,639,998

Balance of Other sundry reserves comprises the following:

	As of September 30, 2015	As of December 31, 2014
	ThUS$	ThUS$
	Unaudited
Higher value for TAM S.A. share exchange (1)	2,665,692	2,665,692
Reserve for the adjustment to the value of fixed assets (2)	2,620	2,620
Transactions with non-controlling interest (3)	(25,891)	(25,891)
Cost of issuance and placement of shares	(5,264)	(5,264)
Others	2,841	(1,409)

Total	2,639,998	2,635,748

(1)	Corresponds to the difference in the shares value of TAM S.A. acquired (under subscriptions) by Sister Holdco S.A. and Holdco II S.A. (under the Exchange Offer), as stipulated in the Declaration of Posting of Merger by Absorption and the fair value of these exchange shares of LATAM Airlines Group S.A. at June 22, 2012.
(2)	Corresponds to the technical revaluation of fixed assets authorized by the Superintendence of Securities and Insurance in 1979, in Circular No. 1,529. The revaluation was optional and could be taken only once, the reserve is not distributable and can only be capitalized.
(3)	The balance at September 30, 2015, correspond to the loss generated by the participation of Lan Pax Group S.A. in the acquisition of shares of Aerovías de Integración Regional Aires of ThUS$ (3,480), the acquisition of TAM S.A. of the minority holding of Aerolinhas Brasileiras S.A. of ThUS$ (885) and the acquisition of minority interest of Aerolane S.A. by Lan Pax group S.A. through Holdco Ecuador S.A. for US$ (21,526).

(f)	Reserves with effect in other comprehensive income.

Movement of Reserves with effect in other comprehensive income:

	Currency translation reserve	Cash flow hedging reserve	Total
	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2014	(589,991)	(34,508)	(624,499)
Derivatives valuation gains (losses)	—	(48,597)	(48,597)
Deferred tax	—	9,054	9,054
Tax effect on deferred tax by change legal tax rate (Tax reform)(*)	—	7,752	7,752
Difference by subsidiaries conversion	(231,635)	—	(231,635)

Closing balance as of September 30, 2014 (Unaudited)	(821,626)	(66,299)	(887,925)

Opening balance as of October 1, 2014	(821,626)	(66,299)	(887,925)
Derivatives valuation gains (losses)	—	(116,634)	(116,634)
Deferred tax	—	31,593	31,593
Difference by subsidiaries conversion	(372,245)	—	(372,245)

Closing balance as of December 31, 2014	(1,193,871)	(151,340)	(1,345,211)

Opening balance as of January 1, 2015	(1,193,871)	(151,340)	(1,345,211)
Derivatives valuation gains (losses)	—	112,483	112,483
Deferred tax	—	(28,970)	(28,970)
Difference by subsidiaries conversion	(1,418,037)	—	(1,418,037)

Closing balance as of September 30, 2015 (Unaudited)	(2,611,908)	(67,827)	(2,679,735)

(*)	On September 29, 2014, Law No. 20,780 “Amendment to the system of income taxation and introduces various adjustments in the tax system.” was published in the Official Journal of the Republic of Chile. Within major tax reforms that law contains is modified gradually from 2014 to 2018 the First- Category Tax rate to be declared and paid starting in tax year 2015.

(f.1)	Currency translation reserve

These originate from exchange differences arising from the translation of any investment in foreign entities (or Chilean investment with a functional currency different to that of the parent), and from loans and other instruments in foreign currency designated as hedges for such investments. When the investment (all or part) is sold or disposed and loss of control occurs, these reserves are shown in the consolidated statement of income as part of the loss or gain on the sale or disposal. If the sale does not involve loss of control, these reserves are transferred to non-controlling interests.

(f.2)	Cash flow hedging reserve

These originate from the fair value valuation at the end of each period of the outstanding derivative contracts that have been defined as cash flow hedges. When these contracts expire, these reserves should be adjusted and the corresponding results recognized.

(g)	Retained earnings

Movement of Retained earnings:

Periods	Opening balance	Result for the period	Other increase (decreases)	Closing balance
	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to September 30, 2014 (Unaudited)	795,303	(358,267)	44	437,080
From October 1 to December 31, 2014	437,080	98,282	828	536,190
From January 1 to September 30, 2015 (Unaudited)	536,190	(203,018)	1,564	334,736

(h)	Dividends per share

As of September 30, 2015 and December 31, 2014, have not been paid dividends and have not been provisioned minimum mandatory dividends.

NOTE 25 - REVENUE

The detail of revenues is as follows:

	For the 9 months ended September 30,		For the 3 months ended September 30,
	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Passengers LAN	3,169,485	3,354,163	1,058,136	1,151,082
Passengers TAM	3,264,886	4,499,494	1,055,547	1,486,004
Cargo	994,548	1,256,130	309,781	410,486

Total	7,428,919	9,109,787	2,423,464	3,047,572

NOTE 26 - COSTS AND EXPENSES BY NATURE

(a)	Costs and operating expenses

The main operating costs and administrative expenses are detailed below:

	For the 9 months ended September 30,		For the 3 months ended September 30,
	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Aircraft fuel	2,077,877	3,155,006	658,840	1,047,722
Other rentals and landing fees	834,071	993,318	275,688	330,120
Aircraft rentals	391,134	392,815	133,442	131,742
Aircraft maintenance	352,688	346,033	122,990	114,993
Comissions	235,852	304,311	81,769	95,680
Passenger services	222,679	228,529	78,161	79,603
Other operating expenses	931,792	1,137,615	303,131	364,685

Total	5,046,093	6,557,627	1,654,021	2,164,545

(b)	Depreciation and amortization

Depreciation and amortization are detailed below:

	For the 9 months ended September 30,		For the 3 months ended September 30,
	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Depreciation (*)	673,682	706,532	223,487	241,169
Amortization	31,903	37,728	9,565	10,062

Total	705,585	744,260	233,052	251,231

(*)	Include the depreciation of Property, plant and equipment and the maintenance cost of aircraft held under operating leases. The amount of maintenance cost included within the depreciation line item at September 30, 2015 is ThUS$ 258,267 (ThUS$ 274,041 at the same period of 2014).

(c)	Personnel expenses

The costs for personnel expenses are disclosed in Note 22 liability for employee benefits.

(d)	Financial costs

The detail of financial costs is as follows:

	For the 9 months ended September 30,		For the 3 months ended September 30,
	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Bank loan interest	257,977	258,719	91,026	80,973
Financial leases	33,320	55,959	10,268	16,565
Other financial instruments	22,195	15,670	6,615	(11,608)

Total	313,492	330,348	107,909	85,930

Costs and expenses by nature presented in this note plus the Employee expenses disclosed in Note 22, are equivalent to the sum of cost of sales, distribution costs, administrative expenses, other expenses and financing costs presented in the consolidated statement of income by function.

(e)	Restructuring Costs

As part of the ongoing process of reviewing its fleet plan, the company decided to implement a broad restructuring plan in order to reduce the variety of aircraft currently in operation and gradually withdrawing the less efficient. According with this plan, during the first quarter of 2014 were formalized contracts and commitments having as a result a negative impact on the results of such period of US$ 112 million before tax that are associated with exit costs of seven A330, six A340, five B737, three Q400, five A319 and three B767-33A aircraft. These exit costs are associated with penalties related to early repayment and maintenance costs for returning.

NOTE 27 - OTHER INCOME, BY FUNCTION

Other income by function is as follows:

	For the 9 months ended September 30,		For the 3 months ended September 30,
	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Tours	82,647	77,614	24,887	26,490
Aircraft leasing	32,863	23,880	11,565	6,116
Customs and warehousing	18,151	16,160	6,912	5,699
Duty free	13,244	13,319	5,189	6,149
Maintenance	7,845	10,869	64	2,297
Other miscellaneous income	135,149	114,834	42,741	46,977

Total	289,899	256,676	91,358	93,728

NOTE 28 - FOREIGN CURRENCY AND EXCHANGE RATE DIFFERENCES

The functional currency of LATAM Airlines Group S.A. is the US dollar, also it has subsidiaries whose functional currency is different to the US dollar, such as the Chilean peso, Argentine peso, Colombian peso and Brazilian real.

The functional currency is defined primarily as the currency of the primary economic environment in which an entity operates and in each entity and all other currencies are defined as foreign currency.

Considering the above, the balances by currency mentioned in this note correspond to the sum of foreign currency of each of the entities that make LATAM Airlines Group S.A. and Subsidiaries.

(a)	Foreign currency

The foreign currency detail of balances of monetary items in current and non-current assets is as follows:

Current assets	As of September 30, 2015	As of December 31, 2014
	ThUS$	ThUS$
	Unaudited
Cash and cash equivalents	207,798	213,161
Argentine peso	26,415	22,121
Brazilian real	983	2,365
Chilean peso	33,227	30,453
Colombian peso	1,764	1,622
Euro	7,755	9,639
U.S. dollar	85,630	50,652
Strong bolivar	45,902	63,236
Other currency	6,122	33,073
Other financial assets, current	13,185	73,030
Argentine peso	—	40,939
Chilean peso	629	25,781
Euro	1	1
U.S. dollar	12,308	6,008
Strong bolivar	20	43
Other currency	227	258

	As of	As of
Current assets	September 30, 2015	December 31, 2014
	ThUS$	ThUS$
	Unaudited
Other non - financial assets, current	168,555	59,700
Argentine peso	14,841	7,326
Brazilian real	250	148
Chilean peso	32,979	18,073
Colombian peso	752	1,415
Euro	2,942	2,523
U.S. dollar	92,883	5,751
Strong bolivar	348	330
Other currency	23,560	24,134
Trade and other accounts receivable, current	485,570	543,257
Argentine peso	105,855	61,291
Brazilian real	13,877	33,267
Chilean peso	88,309	128,780
Colombian peso	1,346	4,394
Euro	40,750	38,764
U.S. dollar	108,294	75,876
Strong bolivar	1,797	4,895
Other currency	125,342	195,990
Accounts receivable from related entities, current	392	299
Chilean peso	302	299
Other currency	90	—
Tax current assets	19,206	21,605
Argentine peso	2,666	2,300
Brazilian real	2	2
Chilean peso	2,552	5,773
Colombian peso	845	1,995
Euro	26	21
U.S. dollar	44	467
Other currency	13,071	11,047
Total current assets	894,706	911,052
Argentine peso	149,777	133,977
Brazilian real	15,112	35,782
Chilean peso	157,998	209,159
Colombian peso	4,707	9,426
Euro	51,474	50,948
U.S. Dollar	299,159	138,754
Strong bolivar	48,067	68,504
Other currency	168,412	264,502

	As of	As of
	September 30,	December 31,
Non-current assets	2015	2014
	ThUS$	ThUS$
	Unaudited
Other financial assets, non-current	23,363	36,715
Argentine peso	51	57
Brazilian real	1,041	1,050
Chilean peso	960	1,100
Colombian peso	165	203
Euro	518	4,243
U.S. dollar	18,908	29,238
Other currency	1,720	824
Other non - financial assets, non-current	9,790	18,803
Argentine peso	42	45
U.S. dollar	—	1
Other currency	9,748	18,757
Accounts receivable, non-current	8,848	10,569
Chilean peso	3,692	5,413
U.S. dollar	5,000	5,000
Other currency	156	156
Deferred tax assets	2,727	2,613
Colombian peso	425	256
U.S. dollar	—	3
Other currency	2,302	2,354
Total non-current assets	44,728	68,700
Argentine peso	93	102
Brazilian real	1,041	1,050
Chilean peso	4,652	6,513
Colombian peso	590	459
Euro	518	4,243
U.S. dollar	23,908	34,242
Other currency	13,926	22,091

The foreign currency detail of balances of monetary items in current liabilities and non-current is as follows:

	Up to 90 days		91 days to 1 year
	As of	As of	As of	As of
Current liabilities	September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Other financial liabilities, current	132,916	71,436	128,176	173,416
Chilean peso	54,830	15,542	53,167	42,725
Euro	—	547	—	—
U.S. dollar	78,086	55,347	75,009	130,691
Trade and other accounts payables, current	628,447	421,188	28,849	20,875
Argentine peso	44,888	38,740	2,307	—
Brazilian real	15,571	14,330	20	13
Chilean peso	43,524	25,040	11,558	11,502
Colombian peso	9,693	13,652	264	187
Euro	7,448	35,937	550	8,266
U.S. dollar	275,103	175,298	6,800	827
Strong bolivar	20,619	5,261	—	—
Other currency	211,601	112,930	7,350	80
Accounts payable to related entities, current	38	35	—	—
Chilean peso	16	8	—	—
U.S. dollar	22	27	—	—
Tax liabilities, current	32	268	1	—
Chilean peso	—	268	—	—
Other currency	32	—	1	—

	Up to 90 days		91 days to 1 year
	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,
Current liabilities	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Other non-financial liabilities, current	157,719	126,953	117	158
Argentine peso	63,523	5,698	—	—
Brazilian real	8,263	959	7	46
Chilean peso	23,053	18,798	18	—
Colombian peso	39	4,670	32	—
Euro	30,204	6,400	—	—
U.S. dollar	8,771	44,728	59	111
Strong bolivar	(108)	227	—	—
Other currency	23,974	45,473	1	1
Total current liabilities	919,152	619,880	157,143	194,449
Argentine peso	108,411	44,438	2,307	—
Brazilian real	23,834	15,289	27	59
Chilean peso	121,423	59,656	64,743	54,227
Colombian peso	9,732	18,322	296	187
Euro	37,652	42,884	550	8,266
U.S. dollar	361,982	275,400	81,868	131,629
Strong bolivar	20,511	5,488	—	—
Other currency	235,607	158,403	7,352	81

	More than 1 to 3 years		More than 3 to 5 years		More than 5 years
	As of	As of	As of	As of	As of	As of
Non-current liabilities	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2015	2014	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Other financial liabilities, non-current	598,515	625,406	224,443	171,288	801,198	1,088,218
Chilean peso	116,953	112,161	39,788	17,186	—	—
U.S. dollar	481,562	513,245	184,655	154,102	801,198	1,088,218
Accounts payable, non-current	9,654	474,955	433,716	2,316	6	—
Chilean peso	7,691	4,938	173	2,316	6	—
U.S. dollar	—	468,184	433,543	—	—	—
Other currency	1,963	1,833	—	—	—	—
Other provisions, non-current	15,916	16,660	279	—	44	—
Argentine peso	539	454	75	—	—	—
Brazillian real	148	146	—	—	—	—
Chilean peso	38	36	—	—	—	—
Colombian peso	—	—	204	—	—	—
Euro	9,191	9,999	—	—	—	—
U.S. dollar	6,000	6,025	—	—	44	—
Provisions for employees benefits, non-current	908	822	—	—	—	—
U.S. dollar	908	822	—	—	—	—
Total non-current liabilities	624,993	1,117,843	658,438	173,604	801,248	1,088,218
Argentine peso	539	454	75	—	—	—
Brazilian real	148	146	—	—	—	—
Chilean peso	124,682	117,135	39,961	19,502	6	—
Colombian peso	—	—	204	—	—	—
Euro	9,191	9,999	—	—	—	—
U.S. dollar	488,470	988,276	618,198	154,102	801,242	1,088,218
Other currency	1,963	1,833	—	—	—	—

	As of	As of
General summary of foreign currency:	September 30, 2015	December 31, 2014
	ThUS$	ThUS$
	Unaudited
Total assets	939,434	979,752
Argentine peso	149,870	134,079
Brazilian real	16,153	36,832
Chilean peso	162,650	215,672
Colombian peso	5,297	9,885
Euro	51,992	55,191
U.S. dollar	323,067	172,996
Strong bolivar	48,067	68,504
Other currency	182,338	286,593
Total liabilities	3,053,854	3,193,994
Argentine peso	111,332	44,892
Brazilian real	24,009	15,494
Chilean peso	350,815	250,520
Colombian peso	10,232	18,509
Euro	47,393	61,149
U.S. dollar	2,244,640	2,637,625
Strong bolivar	20,511	5,488
Other currency	244,922	160,317
Net position
Argentine peso	38,538	89,187
Brazilian real	(7,856)	21,338
Chilean peso	(188,165)	(34,848)
Colombian peso	(4,935)	(8,624)
Euro	4,599	(5,958)
U.S. dollar	(1,921,573)	(2,464,629)
Strong bolivar	27,556	63,016
Other currency	(62,584)	126,276

(b)	Exchange differences

Exchange differences recognized in the income statement, except for financial instruments measured at fair value through profit or loss, for the period ended September 30, 2015 and 2014, generated a debit of ThUS$ 410,755 and a credit of ThUS$ 39,944, respectively. In the second quarter of 2015 and 2014, were generated a credit of ThUS$ 241,533 and ThUS$ 144,093, respectively.

Exchange differences recognized in equity as reserves for currency translation differences for the period ended September 30, 2015 and 2014, represented a debit of ThUS$ 1,437,025 and ThUS$ 261,280, respectively. In the third quarter of 2015 and 2014, were generated a debit of ThUS$ 776,941 and ThUS$ 542,025, respectively.

The following shows the current exchange rates for the U.S. dollar, on the dates indicated:

	As of	As of
	September 30,	December 31,
	2015	2014
	Unaudited
Argentine peso	9.42	8.55
Brazilian real	3.97	2.66
Chilean peso	698.72	606.75
Colombian peso	3,090.99	2,389.50
Euro	0.89	0.82
Strong bolivar	13.50	12.00
Australian dollar	1.43	1.22
Boliviano	6.86	6.86
Mexican peso	16.93	14.74
New Zealand dollar	1.56	1.28
Peruvian Sol	3.23	2.99
Uruguayan peso	29.05	24.25

NOTE 29 - EARNINGS / (LOSS) PER SHARE

	For the 9 months ended		For the 3 months ended
	September 30,		September 30,
Basic earnings / (loss) per share	2015	2014	2015	2014
	Unaudited
Earnings / (loss) attributable to owners of the parent (ThUS$)	(203,018)	(358,267)	(113,344)	(258,024)
Weighted average number of shares, basic	545,547,819	545,547,819	545,547,819	545,547,819
Basic earnings / (loss) per share (US$)	(0.37214)	(0.65671)	(0.20776)	(0.47296)

	For the 9 months ended		For the 3 months ended
	September 30,		September 30,
Diluted earnings / (loss) per share	2015	2014	2015	2014
	Unaudited
Earnings / (loss) attributable to owners of the parent (ThUS$)	(203,018)	(358,267)	(113,344)	(258,024)
Weighted average number of shares, basic	545,547,819	545,547,819	545,547,819	545,547,819

Weighted average number of shares, diluted	545,547,819	545,547,819	545,547,819	545,547,819

Diluted earnings / (loss) per share (US$)	(0.37214)	(0.65671)	(0.20776)	(0.47296)

NOTE 30 – CONTINGENCIES

Lawsuits

(i)	Lawsuits filed by LATAM Airlines Group S.A. and Subsidiaries

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed MUS$
Atlantic Aviation Investments LLC (AAI)	Supreme Court of the State of New York County of New York.	07-6022920	Atlantic Aviation Investments LLC. (“AAI”), an indirect subsidiary LATAM Airlines Group S.A., incorporated under the laws of the State of Delaware, sued in August 29th, 2007 Varig Logistics S.A. (“Variglog”) for non-payment of four documented loans in credit agreements governed by New York law. These contracts establish the acceleration of the loans in the event of sale of the original debtor, VRG Linhas Aéreas S.A.	In implementation stage in Switzerland, the conviction stated that Variglog should pay the principal, interest and costs in favor of AAI. It keeps the embargo of Variglog funds in Switzerland with AAI. Variglog is in the process of judicial recovery in Brazil and has asked Switzerland to recognize the judgment that declared the state of judicial recovery and subsequent bankruptcy.	17,100 Plus interests and costs

Lan Argentina S.A.	National Administrative Court.	36337/13	ORSNA Resolution No. 123 which directs Lan Argentina to vacate the hangar located in the Airport named Aeroparque Metropolitano Jorge Newberry, Argentina.	On June 19th, 2014, the Second Division of the Federal Administrative Chamber confirmed the extension of the injunction granted by the Court of 1st Instance in March. On September 18th, 2014 the Court of 1st Instance decided to extend the validity of the injunction until a sentence is reached in the main trial. On December 30th, 2014 the Supreme Court of Justice of the Nation decided to reject the appeal of complaint presented by ORSNA against the granting of the injunction. On May 15, 2015, the trial court granted another extension of the precautionary measure, which will expire December 15, 2015. The National Airport Authority of Argentina (ORSNA) appealed that decision and the case is now before the National Administrative Court for confirmation or revocation.	Undetermined

(ii) Lawsuits received by LATAM Airlines Group S.A. and Subsidiaries

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed MUS$
LATAM Airlines Group S.A. y Lan Cargo S.A.	European Commission.	—	Investigation of alleged infringements to free competition of cargo airlines, especially fuel surcharge. On December 26th, 2007, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the instruction process against twenty five cargo airlines, including Lan Cargo S.A., for alleged breaches of competition in the air cargo market in Europe, especially the alleged fixed fuel surcharge and freight. On November 9th, 2010, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the imposition of a fine in the amount of MUS$ 9.191. This fine is being appealed by Lan Cargo S.A. and LATAM Airlines Group S.A. We cannot predict the outcome of this appeal process.	On April 14th, 2008, the notification of the European Commission was replied. The appeal was filed on January 24, 2011. On May 11, 2015, we attended a hearing at which we petitioned for the vacation of the Decision based on discrepancies in the Decision between the operating section, which mentions four infringements (depending on the routes involved) but refers to Lan in only one of those four routes; and the ruling section (which mentions one single conjoint infraction). Appeal to be known during the course of next year (2016),	9.191

Lan Cargo S.A. y LATAM Airlines Group S.A.	In the High Court of Justice Chancery División (England) Ovre Romerike District Court (Norway) y Directie Juridische Zaken Afdeling Ceveil Recht (Netherlands) , Cologne Regional Court (Landgerich Köln Germany).	—	Lawsuits filed against European airlines by users of freight services in private lawsuits as a result of the investigation into alleged breaches of competition of cargo airlines, especially fuel surcharge. Lan Cargo S.A. and LATAM Airlines Group S.A., have been sued in court proceedings directly and/or in third party, based in England, Norway, the Netherlands and Germany.	Cases are in the uncovering evidence stage.	Undetermined

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed MUS$
Aerolinhas Brasileiras S.A.	Federal Courts	0008285- 53.2015.403.6105	An action seeking to quash a decision and petioning for early protection in order to obgain a revocation of the penalty imposed by the Brazilian Competition Authority (CADE) in the investigation of cargo airlines alleged fair trade violations, in particular the fuel surcharge.	This action was filed by presenting a guaranty – policy – in order to suspend the effects of the CADE’s decision regarding the payment of the following fines: (i) ABSA: MUS$8.563; (ii) Norberto Jochmann: MUS$ 165; (iii) Hernan Merino: MUS$ 82; (iv) Felipe Meyer:MUS$ 82. The action also deals with the affirmative obligation required by the CADE consisting of the duty to publish the condemnation in a widely circulating newspaper. This obligation had also been stayed by the court of federal justice in this process. Awaiting CADE’s statement.	8.563

Aerolinhas Brasileiras S.A	Federal Justice.	0001872- 58.2014.4.03.6105	An annulment action with a motion for preliminary injunction, was filed on 28/2014, in order to cancel tax debts of PIS, CONFINS, IPI and II, connected with the administrative process 10831.005704/2006.43.	The PFN worsened the decision which granted the suspension of the tax credits´ payment discussed in the PA. Currently, the case is waiting for decision of the Court of First Instance.	9.138

Tam Linhas Aéreas S.A	Department of Federal Revenue of Brazil	19515.721155/2014-15	Alleged irregularities in the SAT payments for the periods 1/2009 to 13/2009, 1/2010 to 13/2010 and 1/2011 to 12/2012.	We presented an administrative defense. The decision has been pending since January 12, 2015.	20.849

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed MUS$
Tam Linhas Aéreas S.A.	Court of the Second Region.	2001.51.01.012530-0	Ordinary judicial action brought for the purpose of declaring the nonexistence of legal relationship obligating the company to collect the Air Fund.	Unfavorable court decision in first instance. Currently expecting the ruling of the appeal filed by the company. In order to suspend chargeability of Tax Credit a Guaranty Deposit to the Court was delivered by MMUS$ 77 The process is in TRF2 since 28/04/2014 awaiting for sentence on the appeal filed by TAM	74.220

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil	16643.000087/2009-36	This is an administrative proceeding arising from an infraction notice issued on 15.12.2009, by which the authority aims to request social contribution on net income (CSL) on base periods 2004 to 2007, due to the deduction of expenses related to suspended taxes.	The appeal filed by the company was dismissed in 2010. In 2012 the voluntary appeal was also dismissed. Consequently, the special appeal filed by the company awaits judgment of admissibility, since 2012.	18.232

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil	10880.725950/2011-05	Compensation credits of the Social Integration Program (PIS) and Contribution for Social Security Financing (COFINS) Declared on DCOMPs.	The objection (manifestação de inconformidade) filed by the company was rejected, which is why the voluntary appeal was filed. Such appeal is waiting for judgment by CARF since 2014.	16.761

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed MUS$
Tam Linhas Aéreas S.A.	6th Rod Treasury of San Pablo.	0012938- 14.2013.8.26.0053	It is an annulment action filed against the municipality of São Paulo seeking to annul the tax credit constituted by the non-payment of ISS due by INFRAERO for the provision of airport services.	In 2013 the claim was judged partially valid for the interests of the company. The appeal is pending since March 2014.	8.368

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil	16643.000085/2009-47	File demanding the recovery of income tax and social contribution on net profits (CSL) derived from royalties and costs of using the TAM brand.	First instance decision was unfavorable to the interests of the company. Currently expecting ruling on the appeal filed by the company on March 15, 2012.	8.069

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil	10831.012344/2005-55	Auto infringement presented to demand the import tax (II), the Social Integration Program (PIS) Contribution for Social Security Financing (COFINS) arising from the loss of international unidentified cargo.	Adverse administrative decision to the interests of the company. Case pending before the Court of Tax Appeals (CARF) awaiting decision.	6.491

Tam Linhas Aéreas S.A.	Department of Finance of the State of Sao Paulo.	3.123.785-0	Infringement notice to demand payment of the tax on the circulation of goods and services (ICMS) regulating the import of aircraft.	Currently awaiting the decision on the appeal filed by the company in STF.	6.740

Tam Linhas Aéreas S.A.	1st Civil Court of the District of Goiânia/GO.	200702435095 (ordinary)	Lawsuit filed by a former TAM sales representative that requires compensation for moral and material damages resulting from the termination of his contract as sales representative.	The case was closed by a settlement for ThUS$ 5,789 (23 million reals).	—

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed MUS$
Aerovías de Integración Regional, AIRES S.A.	United States Court of Appeals for the Eleventh Circuit, Florida, U.S.A.	2013-20319 CA 01

The July 30th, 2012 LAN COLOMBIA AIRLINES initiated a legal process in Colombia against Regional One INC and Volvo Aero Services LLC, to declare that these companies are civilly liable for moral and material damages caused to LAN COLOMBIA AIRLINES arising from breach of contractual obligations of the aircraft HK-4107.

The June 20th, 2013 AIRES SA And / Or LAN AIRLINES COLOMBIA was notified of the lawsuit filed in U.S. for Regional One INC and Dash 224 LLC for damages caused by the aircraft HK-4107 arguing failure of LAN COLOMBIA AIRLINES customs duty to obtain import declaration when the aircraft in April 2010 entered Colombia for maintenance required by Regional One.

				Through proceedings dated June 5, 2014, the First Civil Overflow Court Room became aware of the process in Colombia and sent a copy of prior pleas submitted to the plaintiffs by the defendant. The Federal Court ruled on March 26th, 2014 and approved the request from LAN AIRLINES COLOMBIA to suspend the process in the U.S. as the demand in Colombia is underway. Additionally, the U.S. judge closed the case administratively. the Federal Court of Appeals, confirmed the end of the case in the U.S. on April 1st, 2015.	12.443

Tam Linhas Aéreas S.A.	Department of Finance of the State of Rio de Janeiro.	03.431129-0	The State of Rio de Janeiro requires VAT tax credit for the purchase of kerosene (jet fuel). According to a report, the auditor noted that none of the laws of Rio de Janeiro authorizes the appropriation of credit, so the credit was refused and demanded tribute.	Objection was filed on December 12th, 2013. Currently, waiting for the trial of the first administrative instance.	57.301

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil	10880.722.355/2014-52	On August 19th, 2014 the Federal Tax Service issued a notice of violation stating that compensation credits Program (PIS) and the Contribution for the Financing of Social Security COFINS by TAM are not directly related to the activity of air transport.	An administrative objection was filed on September 17th, 2014. Currently awaiting for judgment on the objection (manifestações de inconformidade).	113.016

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed MUS$
Tam Linhas Aéreas S.A.	Department of Finance of the State of Sao Paulo	4037054-9	On September 20th, 2014 we were notified that the Department of Finance of the State of São Paulo filed an infringement lawsuit for non-payment of tax on the circulation of goods and services relating to telecommunications services ICMS.	Defense presented. First Instance court decision maintained the infraction notice in its entirety. We filed ordinary appeal, which is awaiting for judgment of the TIT / SP.	7.157

Tam Linhas Aéreas S.A.	Labor Court of São Paulo	0001734 -78.2014.5.02.0045	Action filed by the Ministry of Labor, which requires compliance with legislation on breaks, extra hours and others.	Early stage. Eventually could affect the operations and control of working hours of employees.	Undetermined

TAM S.A.	Conselho Administrativo de Recursos Fiscais	13855.720077/2014-02	Notice of an alleged infringement presented by Secretaria da Receita Federal do Brasil requiring the payment of IRPJ and CSLL, taxes related to the income earned by TAM on March, 2011, in relation of the reduction of the statute capital of Multiplus S.A.	On January 12, 2014, it was filed an appeal against the object of the notice of infringement. Currently, the company is waiting for the court judgment regarding the appeal filed in the Conselho Administrativo de Recursos Fiscais.	85.662

Tam Linhas Aereas S.A.	1° Civil Court of Goiânia/GO.		That action is filed by the current complainants against the defendant, TAM Linhas Aéreas S / A, for receiving compensation for material and moral damages suffered as a result of an accident with one of its aircraft, which landed on adjacent lands to the Bauru airport, impacting the vehicle of Ms. Savi Gisele Marie de Seixas Pinto and William Savi de Seixas Pinto, causing their death. The first was the wife and mother of the complainants and the second, son and brother, respectively.	Currently under the enforcement phase of the sentence.	9.399

Aerolinhas Brasileiras S.A.	Labor Court of Campinas.	0010498- 37.2014.5.15.0095	Lawsuit filed by the National Union of aeronauts, requiring weekly rest payment (DSR) scheduled stopovers, displacement and moral damage.	Trial in initial stage and in negotiation process with the Union.	13.779 Approximate value / estimated

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed MUS$
Aerolinhas Brasileiras S.A.	Labor Court of Manaus.	0002037- 67.2013.5.11.0016	Lawsuit filed by the Union of Manaus Aeroviarios requiring assignment of hazard to ground workers (AEROVIARIOS).	Process in the initial phase. The value is in the calculation stage by the external auditor.	Undetermined

Aerolinhas Brasileiras S.A.	Labor Court of Campinas	0011014- 52.2014.5.15.0129	Lawsuit filed by the Union of Air Workers of Campinas requesting risk compensation for ABSA workers.	The process is in its initial phase. The amounts involved are being calculated by the external accountant of the Company.	Undetermined

Aerolane, Líneas Aéreas Nacionales del Ecuador	Internal Revenue Service	17502-2012-0082	Certificate of 2006 Income Tax, items where CEDT is disregarded. They are requesting certification of branch expenses, ARC fees for which no income tax withholding was made by the payer, etc. These proceedings began in 2012.	A decision was rendered on the appeal for a review and payment was made to avoid interest accrual. This payment was also contested before the Court. An accounting review will be made with the Court and experts from SRI and the Company on October 18, 2015.	12.505

TAM Linhas Aéreas	Recife Labor Court	0000070- 22.2013.5.06.0017	An action filed by the Public Ministry of Labor seeking that the Company refrain from practicing moral harassment, religious, social, sexual and other discrimination.	The case is just now beginning.	Undetermined

TAM Linhas Aéreas	São Carlos Labor Court	0010476- 12.2015.5.15.0008	Action filed by the union seeking additional hazard pay for maintenance (MRO) employees (São Carlos).	The case is just now beginning and calculations are being prepared.	Undetermined

-	Governmental Investigations. The investigation by the authorities of Chile and the United States of America continues, related to payments carried out by LATAM Airlines Group S.A. (before called LAN Airlines S.A.) in 2006-2007, to a consultant that advised it in the resolution of labor matters in Argentina. The Company continues cooperating with the respective authorities in the aforementioned investigation. Presently the Company cannot predict the results in the matter; nor estimate or range the potential losses or risks that may eventually come resulting from the way in which this matter is finally resolved.

-	In order to deal with any financial obligations arising from legal proceedings in effect at September 30, 2015, whether civil, tax, or labor, LATAM Airlines Group S.A. and Subsidiaries, has made provisions, which are included in Other non-current provisions that are disclosed in Note 20.

-	The Company has not disclosed the individual probability of success for each contingency in order to not negatively affect its outcome.

NOTE 31 - COMMITMENTS

(a.1)	Loan covenants

With respect to various loans signed by the Company for the financing of Boeing 767, 767F, 777F and 787 aircraft, which carry the guarantee of the United States Export–Import Bank, limits have been set on some of the Company’s financial indicators on a consolidated basis. Moreover, and related to these same contracts, restrictions are also in place on the Company’s management in terms of its ownership and disposal of assets.

The Company and its subsidiaries do not maintain financial credit contracts with banks in Chile that indicate some limits on financial indicators of the Company or its subsidiaries.

At September 30, 2015, the Company is in compliance with all indicators detailed above.

(a.2)	Fleet financing commitments to receive

On May 29, 2015, The Company has issued and placed debt securities denominated Enhanced Equipment Trust Certificates (“EETC”) for an aggregate amount of US $ 1,020,823,000 (the “Certificates”) in accordance with the following:

•	The Certificates were issued and placed in the international market under Rule 144-A and Regulation S of the securities laws of the United States of America by pass-through trusts (“Trusts”).

•	This offer consists of class A Certificates that will have an interest rate of 4.2% per annum, with an estimated distribution date of November 15, 2027, while the Class B Certificates will have an interest rate of 4.5% per annum, with an estimated distribution date of November 15, 2023.

•	Trusts will use the proceeds of the placement, which will initially remain in escrow with a first class bank, to acquire “Equipment Notes” to be issued by four separate special purpose entities, each of which is wholly owned by LATAM (each an “Issuer”).

•	Each Issuer will use the proceeds from the sale of the Equipment Notes and the initial payment under each Lease (as such term is defined below) to finance the acquisition of eleven new Airbus A321-200, two Airbus A350-900s and four Boeing 787 -9, whose deliveries are scheduled between July 2015 and March 2016 (the “Aircrafts”).

•	Each of the Issuers will lease the acquired Aircrats to LATAM according to a finance lease (“Lease”), who may in turn sublease the Aircraft under operating sub-lease agreements.

•	Based on the above, LATAM will recognise these Equipment Notes as debt upon delivery of each Aircraft.

•	The Certificates have not been registered under the United Stated Securities Act of 1933 or under applicable securities laws in any other jurisdiction. Consequently, the Certificates have been offered and sold to persons reasonably believed to qualify as institutional investors in accordance with Rule 144-A under the Securities Act of the United States, and other non-residents of the United States in transactions outside the United States under Regulation S of the normative body.

At September 30, 2015 the escrow of EETC is ThUS$ 738,619 corresponding to 13 aircraft by receive.

(b)	Commitments under operating leases as lessee

Details of the main operating leases are as follows:

Lessor	Aircraft	As of September 30, 2015	As of December 31, 2014
		Unaudited
Aircraft 76B-26329 Inc.	Boeing 767	1	1
Aircraft 76B-27615 Inc.	Boeing 767	1	1
Aircraft 76B-28206 Inc.	Boeing 767	1	1
Aviacion Centaurus, A.I.E	Airbus A319	3	3
Aviación Centaurus, A.I.E.	Airbus A321	1	1
Aviación Real A.I.E.	Airbus A319	1	1
Aviación Real A.I.E.	Airbus A320	1	1
Aviación Tritón A.I.E.	Airbus A319	3	3
Avolon Aerospace AOE 19 Limited	Airbus A320	1	1
Avolon Aerospace AOE 20 Limited	Airbus A320	1	1
Avolon Aerospace AOE 6 Limited	Airbus A320	1	1
Avolon Aerospace AOE 62 Limited	Boeing 777	1	1
Avolon Aerospace AOE 63 Limited	Boeing 787	—	1
AWAS 4839 Trust	Airbus A320	1	1
AWAS 5125 Trust	Airbus A320	1	1
AWAS 5178 Limited	Airbus A320	1	1
AWAS 5234 Trust	Airbus A320	1	1

Lessor	Aircraft	As of September 30, 2015	As of December 31, 2014
		Unaudited
Baker & Spice Aviation Limited	Airbus A320	1	2
Bank Of America	Airbus A321	3	—
BOC Aviation Pte. Ltd.	Airbus A320	1	1
CIT Aerospace International	Airbus A320	2	2
Delaware Trust Company, National Association	Bombardier Dhc8-200	2	5
ECAF I 1215 DAC	Airbus A320	1	—
ECAF I 2838 DAC	Airbus A320	1	—
Eden Irish Aircr Leasing MSN 1459	Airbus A320	1	1
GECAS Sverige Aircraft Leasing Worldwide AB	Airbus A320	3	6
GFL Aircraft Leasing Netherlands B.V.	Airbus A320	1	1
International Lease Finance Corporation	Boeing 767	1	1
JMA Aircraft 6670 LP	Airbus A321	1	—
JSA Aircraft 38484, LLC	Airbus A320	1	—
Magix Airlease limited	Airbus A320	2	2
MASL Sweden (1) AB	Airbus A320	1	1
MASL Sweden (2) AB	Airbus A320	1	1
MASL Sweden (7) AB	Airbus A320	1	1
MASL Sweden (8) AB	Airbus A320	1	1
NBB Cuckoo Co., Ltd	Airbus A320	1	—
NBB Grosbeak Co., Ltd	Airbus A320	1	—
NBB- 6658 Lease Partnership	Airbus A321	1	—
Orix Aviation Systems Limited	Airbus A320	2	2
RBS Aerospace Limited	Airbus A320	—	6
SASOF II (J) Aviation Ireland Limited	Airbus A319	1	1
SKY HIGH V LEASING COMPANY LIMITED	Airbus A320	1	1
Sky High XXIV Leasing Company Limited	Airbus A320	5	5
Sky High XXV Leasing Company Limited	Airbus A320	2	2
SMBC Aviation Capital Limited	Airbus A320	8	2
SMBC Aviation Capital Limited	Airbus A321	2	2
Sunflower Aircraft Leasing Limited	Airbus A320	2	2
TC- CIT Aviation Ireland Limited	Airbus A320	1	1
Volito Aviation August 2007 AB	Airbus A320	2	2
Volito Aviation November 2006 AB	Airbus A320	2	2
Volito November 2006 AB	Airbus A320	2	2
Wells Fargo Bank North National Association	Airbus A319	3	3
Wells Fargo Bank North National Association	Airbus A320	2	2
Wells Fargo Bank Northwest National Association	Airbus A320	6	6
Wells Fargo Bank Northwest National Association	Airbus A330	2	5
Wells Fargo Bank Northwest National Association	Boeing 787	3	3
Wells Fargo Bank Northwest National Association	Boeing 777	7	7
Wells Fargo Bank Northwest National Association	Boeing 787	7	3
Wilmington Trust Company	Airbus A319	1	1
Zipdell Limited	Airbus A320	—	1

Total		109	107

The rentals are shown in results for the period for which they are incurred.

The minimum future lease payments not yet payable are the following:

	As of September 30, 2015	As of December 31, 2014
	ThUS$	ThUS$
	Unaudited
No later than one year	514,362	511,624
Between one and five years	1,287,641	1,202,440
Over five years	899,692	441,419

Total	2,701,695	2,155,483

The minimum lease payments charged to income are the following:

	For the 9 months ended September 30,		For the 3 months ended September 30,
	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Minimum operating lease payments	391,134	392,815	133,442	131,742

Total	391,134	392,815	133,442	131,742

In the first quarter of 2014, two Airbus A320-200 aircraft were acquired and two Airbus A321-200 aircraft were leased for a period of 8 years each. Moreover, two Boeing 737-700 aircraft, one Boeing B767-300F aircraft, one Boeing 767-300F aircraft, one Airbus A340-300 aircraft and one Bombardier Dhc8-400 aircraft were returned. Additionally, as a result of its sale and subsequent lease, during March 2014 four Boeing 777-300ER aircraft were added as operative leasing, with each aircraft being leased for periods between four and six years each. During the second quarter of 2014, one Airbus A320-200 aircraft and one Boeing 787-800 aircraft were added by leasing them for a period of 8 and 12 years, respectively. On the other hand, one Bombardier Dhc8-400 aircraft, four Airbus A320-200 aircraft, seven Airbus A330-200 aircraft and three Boeing 737-700 aircraft were returned. In the third quarter of 2014, one Airbus A320-200 aircraft and one Boeing 787-800 aircraft were added by leasing them for a period of 8 and 12 years, respectively. On the other hand, one Bombardier Dhc8-400 aircraft, two Airbus A319-100 aircraft and one Boeing 767-300ER aircraft were returned. In the fourth quarter of 2014, two Airbus A320-200 aircraft and one Boeing 767-300ER aircraft were returned. On the other hand, three A340-300 aircraft and one A319-100 aircraft were bought. Additionally it was reported that the purchase option will be exercised by 2 Bombardier Dhc8-200 aircraft. Therefore, these aircraft were reclassified to the category Property, plant and equipment.

During the first quarter of 2015, two Boeing 787-9 aircraft were leased for a period of twelve years each. On the other hand, two Airbus A320-200 aircraft were returned.

During the second quarter of 2015, two Airbus A321-200 aircraft and one Boeing 787-9 aircraft were leased for a period of twelve years each. On the other hand, one Airbus A320-200 aircraft and two Airbus A330-200 aircraft were returned.

During the third quarter of 2015, five Airbus A321-200 aircraft and one Boeing 787-9 aircraft were leased for a period of twelve years each. On the other hand, one Airbus A330-200 aircraft was returned. Additionally a purchase contract and a contract of sales is signed by seven Bombardier 7 Dhc8-200 aircraft.

The operating lease agreements signed by the Company and its subsidiaries state that maintenance of the aircraft should be done according to the manufacturer’s technical instructions and within the margins agreed in the leasing agreements, a cost that must be assumed by the lessee. The lessee should also contract insurance for each aircraft to cover associated risks and the amounts of these assets. Regarding rental payments, these are unrestricted and may not be netted against other accounts receivable or payable between the lessor and lessee.

At September 30, 2015 the Company has existing letters of credit related to operating leasing as follows:

Creditor Guarantee	Debtor	Type	Value ThUS$	Release date
GE Capital Aviation Services Limited	Lan Cargo S.A.	Three letter of credit	5,435	Nov 16, 2015
GE Capital Aviation Services Limited	LATAM Airlines Group S.A.	Six letter of credit	23,456	Dec 4, 2015
International Lease Finance Corp	LATAM Airlines Group S.A.	Four letter of credit	1,700	Oct 13, 2015
ORIX Aviation System Limited	LATAM Airlines Group S.A.	One letter of credit	3,255	Aug 31, 2016
SMBC Aviation Capital Ltd.	LATAM Airlines Group S.A.	Two letter of credit	11,133	Aug 24, 2016
TAF Mercury	LATAM Airlines Group S.A.	One letter of credit	4,000	Dec 4, 2015
TAF Venus	LATAM Airlines Group S.A.	One letter of credit	4,000	Dec 4, 2015
Wells Fargo Bank	LATAM Airlines Group S.A.	Eight letter of credit	13,160	Feb 9, 2016
Cit Aerospace International	Tam Linhas Aéreas S.A.	Two letter of credit	5,000	Oct 25, 2015
SMBC Aviation Capital Ltd.	Tam Linhas Aéreas S.A.	One letter of credit	10,532	Oct 3, 2015
Wells Fargo Bank	Tam Linhas Aéreas S.A.	One letter of credit	5,500	Jul 14, 2016

			87,171

(c)	Other commitments

At September 30, 2015 the Company has existing letters of credit, certificates of deposits and warranty insurance policies as follows:

Creditor Guarantee	Debtor	Type	Value ThUS$	Release date
Aena Aeropuertos S.A.	LATAM Airlines Group S.A.	Four letter of credit	2,118	Nov 15, 2015
American Alternative Insurance Corporation	LATAM Airlines Group S.A.	Four letter of credit	3,140	Apr 5, 2016
Citibank N.A.	LATAM Airlines Group S.A.	One letter of credit	23,225	Dec 20, 2015
Comisión Europea	LATAM Airlines Group S.A.	One letter of credit	9,155	Feb 11, 2016
Deutsche Bank A.G.	LATAM Airlines Group S.A.	Three letter of credit	40,000	Mar 31, 2016
Dirección Generalde Aeronáutica Civil	LATAM Airlines Group S.A.	Fifty five letter of credit	17,237	Oct 31, 2015
Empresa Pública de Hidrocarburos del EcuadorEP Petroecuador	LATAM Airlines Group S.A.	One letter of credit	5,500	Jun 17, 2016
Metropolitan Dade County	LATAM Airlines Group S.A.	Ten letter of credit	3,108	Mar 13, 2016
The Royal Bank of Scotland plc	LATAM Airlines Group S.A.	Two letter of credit	5,000	May 20, 2016
Washington International Insurance	LATAM Airlines Group S.A.	Three letter of credit	2,450	Apr 5, 2016
União Federal Vara Comarca de DF	Tam Linhas Aéreas S.A.	One insurance policies guarantee	1,292	Sep 28, 2021
6ª Vara de Execuções Fiscais Federal de Campo Grande/MS	Tam Linhas Aéreas S.A. (Pantanal)	Two insurance policies guarantee	19,069	Jan 4, 2016
Fundação de Proteão de Defesa do Consumidor Procon	Tam Linhas Aéreas S.A.	Two insurance policies guarantee	2,423	May 16, 2016

			133,717

NOTE 32 - TRANSACTIONS WITH RELATED PARTIES

(a)	Details of transactions with related parties as follows:

							Transaction amount
		Nature of		Explanation of	Nature of		with related parties
		relationship with	Country	other information	related parties		As of September 30,
Tax No.	Related party	related parties	of origin	about related parties	transactions	Currency	2015	2014
							ThUS$	ThUS$
							Unaudited
96.810.370-9	Inversiones Costa Verde Ltda. y CP A.	Controlling shareholder	Chile	Investments	Revenue from services provided	CLP	6	29
96.847.880-K	Lufthansa Lan Technical Training S.A.	Associate	Chile	Training center	Leases as less or	CLP	—	172
					Services received	CLP	—	(675)
					Services received	US$	—	(594)
65.216.000-K	Comunidad Mujer	Other related parties	Chile	Promotion and	Revenue from services provided	CLP	2	9
				training of women	Services received	CLP	(11)	(12)
78.591.370-1	Bethia S.A and subsidiaries	Other related parties	Chile	Investments	Leases as less or	CLP	—	(3)
					Revenue from services provided	CLP	629	1,341
					Services received	CLP	(1,509)	(629)
					Commitments made on behalf of the entity	CLP	577	—
					Liabilities settlement on behalf of the entity for the related party	CLP	31	—
79.773.440-3	Transportes San Felipe S.A	Other related parties	Chile	Transport	Revenue from services provided	CLP	3	20
					Services received	CLP	(44)	(71)
					Commitments made on behalf of the entity	CLP	(86)	—
87.752.000-5	Granja Marina Tornagaleones S.A.	Other related parties	Chile	Pisciculture	Revenue from services provided	CLP	71	133
Foreign	Inversora Aeronáutica Argentina	Other related parties	Argentina	Investments	Revenue from services provided	ARS	2	10
					Leases as less or	US$	(156)	(250)
					Commitments made on behalf of the entity	ARS	(45)	—
Foreign	Made In Everywhere Repr. Com. Distr. Ltda.	Other related parties	Brazil	Transport	Services received	BRL	—	(2)
Foreign	TAM Aviação Executiva e Taxi Aéreo S/A	Other related parties	Brazil	Transport	Services received	BRL	—	(13)
Foreign	Prismah Fidelidade S.A.	Joint Venture	Brazil	Marketing	Liabilities settlement on behalf of the entity for the related party	BRL	—	(158)

The balances of Accounts receivable and accounts payable to related parties are disclosed in Note 9.

Transactions between related parties have been carried out on free-trade conditions between interested and duly-informed parties.

(b)	Compensation of key management

The Company has defined for these purposes that key management personnel are the executives who define the Company’s policies and major guidelines and who directly affect the results of the business, considering the levels of Vice-Presidents, Chief Executives and Directors.

	For the 9 months ended September 30,		For the 3 months ended September 30,
	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Remuneration	13,002	14,903	4,444	4,755
Management fees	455	628	177	180
Non-monetary benefits	513	827	153	213
Short-term benefits	14,964	13,914	4,812	4,569
Share-based payments	7,921	13,091	2,640	4,300

Total	36,855	43,363	12,226	14,017

NOTE 33 - SHARE-BASED PAYMENTS

(a)	Compensation plan for increase of capital in LATAM Airlines Group S.A.

Compensation plans implemented by providing options for the subscription and payment of shares that have been granted by LATAM Airlines Group S.A. to employees of the Company and its subsidiaries, are recognized in the financial statements in accordance with the provisions of IFRS 2 “Share-based Payment”, showing the effect of the fair value of the options granted under compensation in linear between the date of grant of such options and the date on which these irrevocable.

(a.1)	Compensation plan 2011

At a Special Shareholders Meeting held on December 21, 2011, the Company’s shareholders approved, among other matters, an increase of capital of which 4,800,000 shares were allocated to compensation plans for employees of the Company and its subsidiaries, pursuant to Article 24 of the Companies Law. In this compensation plan no member of the controlling group would be benefited.

The granting of options for the subscription and payment of shares has been formalized through conclusion of contracts of options to subscribe for shares, according to the proportions shown in the following schedule of accrual and is related to the permanence condition of the executive as employee of the Company at these dates for the exercise of the options:

Percentage	Period
30%	From December 21, 2014 and until December 21, 2016.
30%	From December 21, 2015 and until December 21, 2016.
40%	From June 21, 2016 and until December 21, 2016.

Number of share options
Share options in agreements of share- based payments, as of January 1, 2014	4,497,000
Share options granted	160,000
Share options cancelled	(455,000)

Share options in agreements of share- based payments, as of December 31, 2014	4,202,000

Share options in agreements of share- based payments, as of January 1, 2015	4,202,000
No movement at September 30, 2015	—

Share options in agreements of share- based payments, as of September 30, 2015 (Unaudited)	4,202,000

These options have been valued and recorded at fair value at the grant date, determined by the “Black-Scholes-Merton”. The effect on income to September 2015 corresponds to ThUS$ 7,920 (ThUS$ 12,900 at September 30, 2014).

The input data of option pricing model used for share options granted are as follows:

	Weighted average share price		Exercise price		Expected volatility	Life of option	Dividends expected	Risk-free interest
As of September 30, 2014	US$	23,55	US$	17,57	61.52%	3.6 years	0%	0.00550
As of September 30, 2015	US$	15,47	US$	18,29	34.74%	3.6 years	0%	0.00696

(a.2)	Compensation plan 2013

At the Extraordinary Shareholders’ Meeting held on June 11, 2013, the Company’s shareholders approved motions including increasing corporate equity, of which 1,500,000 shares were allocated to compensation plans for employees of the Company and its subsidiaries, in conformity with the stipulations established in Article 24 of the Corporations Law. With regard to this compensation, a defined date for implementation does not exist. The granting of options for the subscription and payment of shares has been formalized through conclusion of contracts of options to subscribe for shares, according to the proportions shown in the following schedule of accrual and is related to the permanence condition of the executive at these dates for the exercise of the options:

Percentage	Period
100%	From November 15, 2017 and until June 11, 2018.

(b)	Subsidiaries compensation plans

TAM Linhas Aereas S.A subsidiary of TAM S.A., have outstanding stock options at September 30, 2015, which amounted to 593,910 shares.

Multiplus S.A.

Description	1st Grant	3rd Grant	4th Grant	4th Extra ordinary Grant	Total
Date	10-04-2010	04-16-2012	10-04-2010	11-20-2013

Outstanding option number	3,796	115,298	269,241	205,575	593,910

The Options of TAM Linhas Aéreas S.A., under the plan’s terms, are divided into three equal parts and employees can run a third of its options after three, four and five years respectively, as long as they remain employees of the company. The agreed term of the options is seven years.

For Multiplus S.A., the plan’s terms provide that the options granted to the usual prizes are divided into three equal parts and employees may exercise one-third of their two, three and four, options respectively, as long as they keep being employees of the company. The agreed term of the options is seven years after the grant of the option. The first extraordinary granting was divided into two equal parts, and only half of the options may be exercised after three years and half after four years. The second extraordinary granting was also divided into two equal parts, which may be exercised after one and two years respectively.

Both companies have an option that contains a “service condition” in which the exercise of options depends exclusively on the delivery services by employees during a predetermined period. Terminated employees will be required to meet certain preconditions in order to maintain their right to the options.

The acquisition of the share’s rights, in both companies is as follows:

Company	Number of shares Accrued options	Number of shares Non accrued options
Multiplus S.A.	—	593,910

In accordance with IFRS 2 - Share-based payments, the fair value of the option must be recalculated and recorded as a liability of the Company once payment is made in cash (cash-settled). The fair value of these options was calculated using the Black-Scholes method, where the cases were updated with information LATAM Airlines Group S.A. There is no value recorded in liabilities and in income at September 30, 2015 (at September 30, 2014 not exist value recorded in liabilities and the amount recognized in in incomes was ThUS$ 191).

NOTE 34 - THE ENVIRONMENT

LATAM Airlines Group S.A. manages environmental issues at the corporate level, centralized in Environmental Management. There is a commitment to the highest level to monitor the company and minimize their impact on the environment, where continuous improvement and contribute to the solution of global climate change problems, generating added value to the company and the region, are the pillars of his administration.

One function of Environmental Management, in conjunction with the various areas of the Company, is to ensure environmental compliance, implementing a management system and environmental programs that meet the increasingly demanding requirements globally; well as continuous improvement programs in their internal processes that generate environmental and economic benefits and to join the currently completed.

The Environment Strategy LATAM Airlines Group S.A. is called Climate Change Strategy and it is based on the aim of being a world leader in Climate Change and Eco-efficiency, which is implemented on the following objectives:

i.	Impacto y Rentabilidad:

•	Environmental Management System

•	Risk Management

•	Eco-efficiency

•	Sustainable Alternative Energy

ii.	Compromiso y Reconocimiento:

•	Internal Capacity Development

•	Transparency

•	Value Chain

•	Emissions Offsets

•	Recognition and Communications Projects

For 2015, were established and worked the following topics:

1.	Advance in the implementation of an Environmental Management System;

2.	Manage the Carbon Footprint by measuring, external verification and compensation of our emissions by ground operations;

3.	Corporate Risk Management;

4.	Establishment of corporate strategy to meet the global target of aviation to have a carbon neutral growth by 2020.

Thus, during the first half of the year, we have worked in the following initiatives:

•	Advance in the implementation of an Environmental Management System for main operations, with an emphasis on Santiago and Miami. Achieving certification Environmental Management System ISO 14001 at its facility in Miami.

•	Certification of stage 2, the most advanced IATA Environmental Assestment (IEnvA), been the third airline in the world to achieve this certification.

•	Preparation of the environmental chapter for reporting sustainability of the Company, to measure progress on environmental issues.

•	The preparation of the second report supporting environmental management of the Company.

•	Measurement and external verification of the Corporate Carbon Footprint.

It is highlighted that in the 2015 LATAM Airlines Group maintained its selection in the index Dow Jones Sustainability in the global category, being the only two airlines that belong to this select group.

As of September 30, 2015, the Environment Management has spent US$ 92,162 (US$ 227,515 at September 30, 2014). The budget of the Environment Management for 2015 is US$ 324,465 (US$ 520,000 for 2014).

NOTE 35 – EVENTS SUBSEQUENT TO THE DATE OF THE FINANCIAL STATEMENTS

Subsequent to the closing date of the annual financial statements, at June 30, 2015, has occurred an important variation in the exchange rate R$/US$, from R$ 3.97 per US$ to R$ 3.80 per US$ at November 12, 2015, which represents a 4.36% appreciation of the Brazilian currency.

At the date of issuance of these financial statements, given the complexity of this matter, the administration has not yet concluded the analysis and determination of the financial effects of this situation.

LATAM Airlines Group S.A. and Subsidiaries’ consolidated financial statements as at September 30, 2015, have been approved by the Board of Director’s in an extraordinary meeting held on November 12, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2015	LATAM AIRLINES GROUP S.A.

	By:	/s/ Enrique Cueto
	Name:	Enrique Cueto
	Title:	Latam Airlines Group CEO